08043616

SenoRx

*Delivering Strong Growth Through Innovation, Focus and Execution*

# 2007 Annual Report

**About SenoRx**

SenoRx (NASDAQ: SENO) develops, manufactures and sells minimally invasive medical devices used by breast care specialists for the diagnosis and treatment of breast cancer, including its EnCor® system and Contura™ MLB. SenoRx's field sales organization serves over 1,000 breast diagnostic and treatment centers in the United States and Canada. In addition, SenoRx has recently launched several of its products through distributors in more than 15 countries outside the U.S. and Canada. The company's line of breast care products includes biopsy disposables, biopsy capital equipment, diagnostic adjunct products and therapeutic disposables. SenoRx is developing additional minimally invasive products for diagnosis and treatment of breast cancer. For more information, visit the company's website at www.senorx.com.

**Forward-Looking Statements**

This annual report contains forward-looking statements. For a description of the risks and uncertainties that could cause actual results to differ from anticipated results, please see the "Risk Factors" section of our annual report on Form 10-K.

SENORX

# Dear Shareholders:

Our first year as a public company was marked by a number of significant accomplishments, including strong financial performance and the achievement of several key milestones. We enter 2008 with substantial momentum in executing our strategy to deliver strong revenue growth and to build a profitable business model. I am extremely proud of the significant accomplishments that our dedicated team was able to achieve in 2007.

## 2007 Financial Highlights

Our key accomplishments include strong and accelerating revenue growth, substantially increased product gross margin and overall strengthening of our financial position.

Revenues in 2007 grew 37 percent to $35 million. We made excellent progress in expanding our gross margin, which increased to 57 percent, up from 47 percent in 2006. In addition, we achieved strong growth in the installed base of our EnCor® Breast Biopsy System. EnCor placements increased to 536 systems, up from 317 at the end of 2006, and we are increasingly gaining a larger share of the new breast biopsy system placements in the U.S. market. Our net loss for the year decreased 36 percent to $9.9 million, or 75 cents per share, compared with $15.4 million, or $6.61 per share a year ago.

We continued to make good progress during 2007 in enhancing our gross margin. Among several of our ongoing initiatives contributing to the improvement in gross margin during the year were improved leverage of our manufacturing overhead across increasing sales volume, ongoing cost reduction as we continue to transition certain component manufacturing to low-cost suppliers, and leverage of our investments in tooling. We expect the benefits of these and other strategic initiatives to continue to enhance our gross margin over the next few years.

SenoRx finished 2007 in a strong financial position with cash and short-term securities of $28 million. In November, we used $10.3 million in cash to retire a subordinated debt facility, bringing outstanding debt at year-end down to $2.1 million. We believe our current cash reserves will provide us with sufficient capital to fund our development and expansion activities for the foreseeable future.

## Advancing our Products and Technologies

SenoRx is well positioned in an attractive market segment which is at the confluence of women's health and oncology. Our business model focuses on the growing market for interventional diagnostic and therapeutic products in breast care, while capitalizing on a consolidating U.S. customer base that provides us with efficiencies in sales and distribution and the opportunity to build critical mass with our portfolio of breast care products.

# Letter to our Shareholders

Moreover, we expanded our business franchise to more than 15 countries outside the U.S. and developed a larger and increasingly more productive U.S. sales organization. In addition, we are planning further expansion internationally, and have submitted regulatory approval applications with the appropriate regulatory bodies in certain additional countries. We continued to invest in the growth and quality of our sales organization and infrastructure and accelerated expansion of our international distribution strategies, along with several new product marketing initiatives and expansion of product promotion partnering efforts.

In 2007, we had strong growth in new placements of our EnCor Breast Biopsy System and expanded our product portfolio with the introduction of three new products. We received 510(k) clearance from the FDA for Contura™, our multi-lumen radiation balloon (MLB) catheter, and SenoSonix™ with EnCor, an integration of EnCor with state-of-the-art ultrasound imaging. In addition, we also introduced VisiLoc™, our MRI visible obturator, which further enhances our EnCor MRI platform.

## Growing Portfolio of Innovative Products

### Contura™

During 2007, we introduced several new product innovations, including our first commercial sales of Contura, which establishes SenoRx in the therapeutic segment of the breast care market. Following FDA 510(k) clearance for Contura MLB in May 2007, we began a limited commercial launch, introducing the product at select clinical sites where initial evaluations were conducted prior to the full commercial launch in January 2008. A number of these clinical sites have submitted their data for journal publication or for presentation at upcoming academic meetings.

We believe that the multi-lumen approach, along with several other product features, may facilitate more precise and targeted dosing of radiation. We completed a protocol and recently initiated a long-term Contura MLB registry study. Initial clinical feedback for Contura MLB has been positive, with clinicians expressing optimism that Contura may allow them to offer this treatment option to women presently excluded from balloon brachytherapy.

## EnCor Platform Enhanced with SenoSonix™ and VisiLoc™

In addition to the continuing strong growth in the installed base of our EnCor breast biopsy system during 2007, we also introduced two additional products that strengthen our prospects for further incremental sales growth for our EnCor platform. First is our new SenoSonix System with EnCor, an integration of EnCor with a state-of-the-art ultrasound imaging system from Ultrasonix Medical of Canada. We are positioning SenoSonix with EnCor to compete in the breast surgeon's office in the U.S., which we believe is a modest, but rapidly growing market. In addition, we believe that the value and convenience proposition for this product may be compelling in markets outside the U.S., which currently perform a significant percentage of biopsy procedures using ultrasound. We recently received CE Mark approval, which may further strengthen our EnCor product platform globally.

# Letter to our Shareholders

In November 2007, we also announced the launch of our VisiLoc MRI visible obturator, which may facilitate more accurate placement of a biopsy probe under MRI guidance. We believe this new product will provide a competitive advantage in the rapidly growing MRI breast biopsy market and will enhance our ability to compete for placements of our EnCor system, again adding strength to our EnCor product platform.

## In Closing

In closing, we are pleased with the significant strides made during 2007 towards our goal of becoming a leader in minimally invasive breast care clinical solutions. We remain very excited by what the future holds. We anticipate that 2008 will be characterized by continued progress in commercialization of our EnCor Breast Biopsy system, capitalizing on our entry into the therapeutic side of the market with Contura, and continuing expansion of our presence outside North America.

SenoRx is committed to providing the highest quality products possible for our customers and their requirements. We wish to thank our many customers for their assistance in participating in clinical evaluations of new products, which help us optimize effectiveness and ease of use and create greater benefit for their patients.

We also thank our employees for their passion, enthusiasm and commitment. Their dedication and hard work were key to the success achieved in 2007 and will be critical to capitalizing on the bountiful opportunities still ahead of us.

Lastly, we wish to express our appreciation to our shareholders for your continued interest and support. We remain disciplined in our commitment to deliver strong ongoing growth through innovation, focus and execution.

Sincerely,

Lloyd H. Malchow

Lloyd H. Malchow
President and Chief Executive Officer

**April 18, 2008**

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 Or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



Commission file number: 001-33382

# SENORX, INC.

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware**<br>(State of Incorporation) | **33-0787406**<br>(I.R.S. Employer Identification Number) |
| **11 Columbia, Suite A**<br>**Aliso Viejo, California**<br>(Address of principal executive offices) | **92656**<br>(Zip Code)) |

**Registrant's telephone number, including area code: (949) 362-4800**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class: | Name of each exchange on which registered: |
|---|---|
| **Common Stock, par value $0.001** | **The NASDAQ Stock Market, LLC (NASDAQ Global Market)** |

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, held by non-affiliates of the registrant as of June 29, 2007 (which is the last business day of registrant's most recently completed second fiscal quarter) based upon the closing price of such stock on the NASDAQ Global Market on that date, was $111,260,549. For purposes of this disclosure, shares of common stock held by entities and individuals who own 5% or more of the outstanding common stock and shares of common stock held by each officer and director have been excluded in that such persons may be deemed to be "affiliates" as that term is defined under the Rules and Regulations of the Securities Exchange Act of 1934. This determination of affiliate status is not necessarily conclusive.

At February 29, 2008, the Registrant had 17,204,834 shares of Common Stock outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K incorporate information by reference from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year covered by this annual report.

**SENORX, INC.**
**FISCAL YEAR 2007 FORM 10-K ANNUAL REPORT**

## TABLE OF CONTENTS

### PART I



### PART II



### PART III



### PART IV

## PART I

*This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, those concerning the following: regarding future events, our future financial performance, business strategy, product introductions and plans and objectives of management for future operations, regulatory approvals, and clinical timelines. Forward-looking statements are subject to risks and uncertainties that could cause actual results and events to differ materially. For a detailed discussion of these risks and uncertainties, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Form 10-K. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Form 10-K.*

## ITEM 1. BUSINESS

### Overview

We develop, manufacture and sell minimally-invasive medical devices that are used in the diagnosis of breast cancer. Our initial product focus has been biopsy systems and breast tissue markers and in January 2008 we launched a radiation balloon for localized partial breast radiation therapy. With the emergence of clinicians coordinating multi-disciplinary patient care through integrated breast centers, we believe that our ability to provide a broad array of products will enhance our competitive positioning. Since we launched our first breast tissue marker products in 2002, we have established over 1,000 customer accounts. In 2007, we generated net revenues of $35.0 million. The sale of disposable products, including our breast biopsy probes and tissue markers, accounted for 86.2% of our revenues in 2007.

The EnCor system, our flagship product for use in breast biopsy procedures, is a minimally-invasive vacuum-assisted breast biopsy system. EnCor allows users to obtain multiple biopsy samples with a quick, single probe insertion. In contrast to existing competitive systems, EnCor is the only "open/closed" tissue collection system, providing the operator with a clear view of tissue samples through a proprietary transparent collection chamber, and the ability to either open the chamber to examine and remove one or more samples or to continue uninterrupted collection of multiple samples. EnCor also incorporates novel programmability, which allows the user to select automated cutting patterns, tissue density and number of samples, and to deliver anesthetic. The EnCor system's handpieces and disposable probes are compatible with the most commonly used imaging modalities, including x-ray, ultrasound, and magnetic resonance imaging, or MRI. With its simplicity and versatility, we believe that EnCor can play an important role in the paradigm shift from invasive open surgical to minimally-invasive biopsy procedures. We launched the EnCor system on a limited basis and conducted marketing preference testing in late 2004 and subsequently progressed with a full commercial launch in November 2005. In 2007, we further enhanced the versatility of the EnCor system with the FDA clearance in the United States of our new SenoSonix system, a combination of EnCor with state-of-the art ultrasound imaging technology, and with the commercial launch of VisiLoc, an MRI visible obturator that helps to facilitate accurate probe placement under MRI guidance. As of December 31, 2007, we had an installed base of 536 EnCor systems and we had sold more than 119,000 EnCor disposable probes.

Our Contura Multi-Lumen Radiation Balloon Catheter, or Contura MLB, our flagship radiation therapy product, for which we received FDA 510(k) clearance in May 2007 and launched in January 2008, is designed to be a novel localized partial breast radiation therapy device that uses vacuum to remove excess seroma and air to enhance conformance of often irregularly shaped lumpectomy cavity walls to the balloon's surface in order to deliver precise radiation dosing through multiple radiation source lumens. We believe that Contura MLB can play an important role in the paradigm shift from traditional whole breast radiation therapy to localized partial breast radiation therapy.

We were incorporated in Delaware in January 1998.

### Industry Overview

#### *Breast Cancer*

One in eight women in the United States will develop breast cancer during her lifetime, a risk that was one in fourteen in 1960. It is estimated that in the United States, approximately 180,000 new cases of breast cancer were diagnosed in 2007. Breast cancer is the second-leading cause of cancer-related death in U.S. women overall, and the leading cause of cancer-related death for women of ages 20 to 59.

Over 70% of breast cancers occur in women who have no identifiable risk factor other than age. The older a woman is, the greater her chance of getting breast cancer. One of the major challenges in the treatment of breast cancer is that, while the disease typically does not show symptoms in early stages, survival is dramatically impacted by the stage at which the disease is diagnosed and treated. If breast cancer is detected at an early "localized" stage and treated, the 5-year survival rate is 98%. If the cancer has spread to nearby lymph nodes, the 5-year survival rate decreases to 81%. If the cancer has spread, or metastasized, to organs such as the lungs, bone marrow, liver or brain, the 5-year survival rate falls to 26%. These statistics underscore the need for early diagnosis and treatment of breast cancer. Currently, 62% of breast cancers are discovered at an early, localized stage. The number of breast biopsies performed annually has increased significantly since 1997 when the American Cancer Society updated its guidelines for breast cancer screening, recommending that women should begin annual screening at age 40 rather than the previously recommended age 50. However, some studies conclude that annual breast cancer screening by mammography for women under age 50 may be more harmful, due to increased radiation exposure, than beneficial and as a result of this and other factors, the trend towards earlier and broader screening programs may not continue.

***Breast Cancer Screening, Diagnosis and Treatment***

The principal means of breast cancer screening are physical examination and mammography. In a physical examination, the patient's breast is examined to search for palpable lesions or any other abnormalities. However, physical examination cannot detect small, early stage lesions that may be cancerous. As a result, mammography, a low-dose x-ray imaging technique, is recognized as the best screening method for detecting breast cancer in its earliest stages, when the disease is most successfully treated and there are more treatment options. Mammograms can find 85% to 90% of breast cancers in women over 50, and can discover a lesion one to four years before a lump can be felt. However, when the patient has dense breast tissue, breast implants or is breastfeeding, the images produced by a mammogram can be difficult for a radiologist to interpret. Consequently, physicians will often order a secondary screening using ultrasound, or, in some cases, MRI.

If breast cancer screening detects a lesion, a physician will typically recommend that the patient undergo a breast biopsy, a diagnostic procedure in which breast tissue samples are extracted to determine whether a lesion is benign or malignant. The breast biopsy procedure is performed by either a radiologist or surgeon. As a final step in the biopsy procedure, the physician usually places a tissue marker at the location from which the sample was removed as a point of reference. If the sample is found to be cancerous and more tissue must be removed from the breast, the marker will help the physician identify the specific area from which tissue should be removed. This can minimize the amount of healthy tissue removed from the breast during surgery. If surgery is not required, the marker will be visible on future screenings to enable the physician to identify the site of the previous biopsy.

If a breast biopsy indicates that a patient's lesion is malignant, the patient is often scheduled for surgery to remove the tumor and to sample nearby lymph nodes to determine if the cancer has spread. Surgical procedures include a breast conserving therapy, known as lumpectomy, in which the cancerous lesion and a margin of surrounding normal tissue is removed, and mastectomy, in which the entire breast is removed. It is estimated that at least 50% of women with breast cancer, typically women whose breast cancer was detected at an early stage, are good candidates for lumpectomies. In most cases, a course of radiation therapy after lumpectomy is part of the treatment, as a means of destroying any cancer cells that may remain. Additionally, 75% of women who have mastectomies go on to have surgical reconstruction of one or both breasts, either using artificial implants or their own body tissue to rebuild the breast. Some women who have lumpectomies also choose breast reconstruction for cosmetic improvement.

***Evolution of Breast Biopsy Procedures***

In the United States, there are approximately 1.7 million breast biopsies performed annually. This number has increased significantly since 1997, when approximately 750,000 biopsies were performed. In 1997, the American Cancer Society updated its guidelines for breast cancer screening, recommending that women should begin annual screening at age 40. The previous guideline had recommended annual mammography for women beginning at age 50. This updated guidance, along with increased public awareness and technological improvements in screening and diagnostic equipment, likely has contributed to the increase in breast biopsies over the past decade. Biopsy methods include surgical biopsy, needle biopsy, and vacuum-assisted biopsy, all of which, according to the American Cancer Society, have similar accuracy rates.

*Surgical Biopsy.* Traditionally, most breast biopsies were performed as open surgical procedures, and such procedures remain common today, often being preferred for large lesions. The procedure has several drawbacks. Surgery is highly invasive, requires at least one full day of recovery and can leave a visible scar and depression at the site of the removed tissue. It can also lead to scar formation within the breast, which can complicate the interpretation of follow-up mammograms.

*Needle Biopsy.* Needle biopsy emerged as the first minimally-invasive biopsy technique, enabling extraction of tissue samples without surgery, but rather through insertion of a needle to remove tissue. The typical procedure involves repeated needle insertions to acquire multiple samples. If the breast lesion is large enough to feel, the physician can do a needle biopsy by directly guiding the needle into the lesion. If the lesion is too small or too deep within the breast to be felt, a needle biopsy is done using breast imaging methods to guide the needle into the lesion. There are two types of needle biopsy:

- *Fine needle aspiration* uses a fine-gauge, hollow needle and a syringe to sample clusters of cells from a lesion. While fine needle aspiration is the fastest and simplest procedure among all biopsy methods, it is typically used only on lesions that are large enough to be felt. An experienced breast cytopathologist is required to determine if cells are cancerous, but this method cannot distinguish between cancer that remains confined to particular cells, known as *in situ* cancer, from invasive cancer that has spread to surrounding tissue, two types of cancer that are generally treated differently.
- *Core needle biopsy* uses an inner notched needle and a larger outer hollow needle, which are sequentially advanced, to cut and collect single tissue samples. Compared to fine needle aspiration, core needle biopsy allows for a more accurate assessment of a breast lesion because the larger core needle usually removes enough tissue for the pathologist to evaluate abnormal cells in relation to the surrounding small sample of breast tissue taken in the specimen. However, this method is not well-suited to characterizing small lesions that may indicate early cancers. False negatives may occur if the needle misses the lesion and instead takes a sample of normal tissue, which may lead to the undiagnosed cancer going untreated.

*Vacuum-Assisted Biopsy.* In a single sample, vacuum-assisted biopsy is able to remove approximately six to ten times as much breast tissue as core needle biopsy. Vacuum-assisted biopsy incorporates a special probe that can capture tissue samples from a single insertion into the breast through a small nick in the skin, promoting minimal patient discomfort and a relatively short procedure time. Vacuum-assisted biopsy is typically performed with imaging technology, either using a specially designed stereotactic x-ray table to pinpoint the site of the lesion, or with real-time ultrasound guidance. During the procedure, vacuum is used to draw tissue from the lesion into an opening located on or at the end of the biopsy probe, and a cutter is then used to sever this tissue sample. Among the minimally-invasive biopsy options, vacuum-assisted biopsy is the only method that can obtain multiple contiguous tissue samples with a single insertion, which makes the procedure an attractive alternative for most lesions, including those that may be indicative of early stage cancer.

A vacuum-assisted biopsy device can either be an "open" or "closed" system. An open system requires each sample to be individually cut, extracted and removed from the device, a relatively time consuming process that requires the assistance of a technician. The first open system vacuum-assisted biopsy device, the Mammotome, was introduced in 1995. A closed system automatically transports samples to a sealed tissue collection chamber, allowing multiple samples to be collected without having to interrupt collection by removing tissue from the device. In 2002, a closed system vacuum-assisted biopsy device called the ATEC was introduced. Both open and closed systems have been widely adopted. While closed systems may result in faster procedure times and minimize fluid loss, open systems allow visualization of the sample, which may be preferred by a technician to ensure that the proper area of the breast is being targeted. Today, in many cases customers prefer a vacuum-assisted biopsy system that is compatible with all three major imaging modalities, stereotactic, ultrasound, and MRI.

According to the Millennium Research Group, vacuum-assisted biopsies were projected to become the predominant biopsy method, surpassing open surgical breast biopsy procedures in 2007. Vacuum-assisted biopsies are already the predominant minimally-invasive method, accounting for 566,500 of 1,070,800 such procedures performed in the United States in 2006. Millennium projects that vacuum-assisted biopsies will account for 869,600 of 1,540,450 such procedures performed in 2011.

***Evolution from Whole to Partial Breast Radiation Therapy***

Following a lumpectomy to remove a cancerous breast tumor, many patients are subsequently treated with breast radiation therapy to destroy any cancer cells that may remain. Similar to the evolution in breast biopsy toward minimally-invasive procedures, radiation therapy is beginning to transition from whole breast radiation, which is currently used in the vast majority of cases, to more localized radiation therapy.

*Whole Breast Radiation*. Following a lumpectomy, the current standard of care is to treat patients with external beam radiation that is widely directed at the whole breast. Although the use of radiation has improved long-term survival rates, this treatment is inconvenient for patients, often requiring daily outpatient radiation treatments for six to eight weeks, and can expose healthy tissue and organs to damaging effects from the radiation.

*Accelerated Partial Breast Irradiation, or APBI*. APBI delivers localized radiation to a targeted surgical site. For appropriate patients, this method offers a number of advantages including greatly-diminished treatment time, concentrated radiation exposure and the reduction of skin irritation and burning. There are currently three approaches to APBI in the market.

- *Radiation Balloon Brachytherapy*. This approach involves a catheter attached to a fluid expandable balloon that is inserted into the lumpectomy cavity. A mixture of saline and contrast media is injected to expand the balloon to contact the walls of the lumpectomy cavity, a radioactive source is then inserted into the balloon. Radiation is administered for five to ten minutes, allowing a therapeutic radiation dose to penetrate tissue approximately one centimeter from the exterior of the balloon. Typically, this procedure is repeated twice a day for five days on an outpatient basis. While the technical challenges are fewer than with other partial breast radiation treatment options, delivering a uniform radiation dose remains an obstacle due to the difficulties in conforming the shape of the balloon to the walls of the often irregularly-shaped cavity, the site of the cavity, or accumulation of fluid from the body around the balloon. Radiation balloon brachytherapy is in the early stage of adoption by the market.
- *Conformal Radiotherapy*. Like whole breast radiation, this approach uses a radiation source outside the body. Rather than targeting the entire breast, however, this approach uses a CT scan or MRI scan to pinpoint the tumor site in three dimensions and a computer program to aim radiation beams that "conform" closely to the shape of the tumor and thereby helping to minimize damage to healthy tissue. This approach is well-established in the treatment of prostate cancer, but is in the early stages of adoption and clinical study for breast cancer. Conformal radiotherapy may play a greater role in brachytherapy in the future.
- *Multi-Catheter Interstitial Brachytherapy*. This approach involves placing 20 to 30 small catheters completely through the breast at carefully selected locations around the lumpectomy site. A radioactive source is inserted into the catheters twice a day for 20 minutes to deliver radiation, typically over a one-week period, during which time the catheters remain in the breast. The multiple catheter placements may cause infection, as well as potential cosmetic damage. Additionally, the procedure requires a high level of technical expertise for appropriate catheter placement and radiation dose administration.

***Breast Care Market Trends***

The breast care market has undergone a significant evolution over recent years, driven by advancements in imaging technologies, which has led a paradigm shift to less invasive devices and procedures for screening and for diagnosis, and to comprehensive patient care through integrated breast centers.

*Advances in Imaging Technology for Screening*. Digital mammography is being rapidly adopted as clinical studies suggest advantages over traditional film mammography. When the patient has dense breast tissue, breast implants or is breastfeeding, the images produced by either traditional or digital mammography can be difficult for a radiologist to interpret. Consequently, physicians will often order a secondary screening using ultrasound. MRI may also be used as a secondary screening method for these patients, and is being recommended as a primary screening technique for high-risk women as young as 30.

*Advances in Imaging Technology for Biopsy*. Technological advances in imaging have allowed for more effective and less invasive diagnosis and treatment of breast cancer. While stereotactic x-ray imaging and ultrasound guidance are used most frequently in conjunction with biopsy procedures, MRI may also become an important alternate imaging modality for both diagnosis and treatment.

- *Stereotactic x-ray imaging* uses x-ray to capture images of breast tissue. With the patient lying on a specialized treatment table known as a stereotactic table, x-ray images are taken from two angles which permits integrated computerized equipment to map the exact location of the target lesion, thereby enabling the physician to fire a biopsy needle or probe into the lesion. Stereotactic imaging is used in the vast majority of vacuum-assisted biopsies today.
- *Ultrasound imaging* bounces low-power, high-frequency sound waves off internal tissue to provide real-time images of the interior of the breast to guide the physician's manual placement of a biopsy probe at the site of the lesion. Ultrasound is widely available and relatively inexpensive, and does not expose the patient to radiation. As with screening, ultrasound is used as a primary breast imaging application for biopsy of women who have dense breast tissue, typically under the age of 40, women with breast implants or women who are breastfeeding.
- *Magnetic resonance imaging* (MRI) uses a magnet, radio waves and a computer to make a series of detailed images of the inside of the breast. Technological advances have made MRI an emerging alternative for image-guided biopsy. Several academic institutions and leading breast centers have begun performing biopsies under MRI guidance. Although there are several hurdles, including the relatively high cost of and significant time required for this procedure, the clinical benefits of this approach are gaining acceptance.

*Paradigm Shift to Less Invasive Procedures.* Advancements in imaging technology have allowed abnormal breast tissue to be identified at an early stage and have helped facilitate the emergence of novel, less invasive diagnostic and therapeutic devices for accessing and removing this tissue. For example, open surgical biopsies and needle biopsies are giving way to minimally-invasive vacuum-assisted procedures. Similarly, excision of tumors is shifting from invasive mastectomies to less invasive lumpectomies. In addition, radiation treatment is shifting from whole breast radiation to partial breast radiation.

*Emergence of Integrated Breast Centers.* Effective screening, diagnosis and treatment of breast cancer require interaction among specialists in multiple departments of a healthcare system. These include, but are not limited to, surgery, oncology, radiology, pathology and plastic surgery. While many of these services exist in any given healthcare system, the concept of a breast center is to organize these services into a coordinated, multidisciplinary approach where the patient's care is integrated. This coordinated approach allows for higher-quality and more patient-focused care than she might receive from the same specialists working in isolation. Breast centers can be at one physical location, with all services available at one site, or they can be virtual, organizing the interaction of diverse services found at different locations. A factor in the accelerating establishment of integrated breast centers is the increasing public awareness of the importance of quality breast care. Breast centers are also actively educating the general public as it relates to the latest clinical and technological advances available in minimally-invasive diagnosis and treatment.

We believe that there is significant opportunity for a company that offers breast centers a full range of minimally-invasive diagnostic and therapeutic devices that are both compatible with multiple imaging modalities and flexible enough to be tailored to the diverse needs of the physicians on the breast care team.

**Our Solution**

We have commercialized, and are continuing to develop, a broad product line of minimally-invasive breast care devices to be used by breast care specialists. By focusing on the continuum of care from diagnostic to excision and therapeutic procedures, we believe that we will be an attractive and convenient supplier for integrated breast centers.

**Our Breast Care Management Product Continuum**


DIAGNOSE
MARK
EXCISE
TREAT
RECONSTRUCT

Our current commercial products and products under development include:

- ***Diagnostic***. Breast biopsy systems and lymph node gamma ray detection devices.
- ***Marking***. Tissue markers which identify the biopsy site, under the major imaging modalities, for future diagnostic and surgical reference, and are compatible with most imaging technologies and biopsy devices.
- ***Excising and Reconstruction***. Tissue cutting devices designed to facilitate the contoured removal of lesions and facilitate the use of balloons in radiation therapy and breast reconstruction devices for use in various post-surgical cosmetic procedures.
- ***Treatment***. Radiation balloons for localized partial breast radiation therapy.

The EnCor system, our flagship product for use in breast biopsy procedures, is a vacuum-assisted system which allows users to obtain multiple tissue samples with a quick, single insertion. EnCor can be used with multiple imaging modalities, including stereotactic x-ray, ultrasound and MRI. EnCor is the only "open/closed" tissue collection system, providing the operator with a clear view of tissue samples through a proprietary transparent collection chamber, and the ability to either open the chamber to examine and remove one or more samples or to continue uninterrupted collection of multiple samples. Our EnCor system also incorporates proprietary programmability and automation features which provide a competitive advantage to other marketed biopsy systems. In 2007, we further enhanced the versatility of the EnCor system with the FDA clearance in the United States of our new SenoSonix system, a combination of EnCor with state-of-the art ultrasound imaging technology, and with the commercial launch of VisiLoc, an MRI visible obturator that helps to facilitate accurate probe placement under MRI guidance.

The Contura Multi-Lumen Radiation Balloon Catheter, or Contura MLB, our flagship radiation therapy product, for which we received FDA 510(k) clearance in May 2007 and launched in January 2008, is designed to be a novel localized partial breast radiation therapy device that uses vacuum to remove excess seroma and air to enhance conformance of often irregularly shaped lumpectomy cavity walls to the balloon's surface in order to deliver precise radiation dosing through multiple radiation source lumens.

**Our Strategy**

Our goal is to become the leader in providing minimally-invasive solutions across the continuum of care in the breast care market. The key elements of our business strategy to achieve this goal are to:

- ***Provide Differentiated, Tailored Solutions in the Breast Biopsy Market***. We believe that our EnCor breast biopsy system represents a significant advancement in the breast biopsy market. We seek to leverage this recent product introduction to establish a leadership position in the minimally-invasive breast biopsy market. We believe that by making the EnCor system modular and upgradeable, which enables the addition of features over time, customers will view it as an attractive platform product that can be tailored to the needs of their practice. The EnCor system allows for significant flexibility across multiple imaging modalities, programmability, automation and the ability to shift between open and closed tissue collection. In addition to EnCor, we believe that EnCor 360 (previously referred to by us and marketed as SenoCor 360) and SenoSonix with EnCor is a complementary product that will continue to address a need in the ultrasound guided vacuum-assisted biopsy market. We intend to continue to develop and commercialize advanced products in the minimally-invasive breast biopsy market, such as VisiLoc, which helps to facilitate accurate biopsy probe placement under MRI. Additionally, we believe that the EnCor hardware architecture and the ease of software upgrades allows us to continuously and easily bring technological improvements to market.

- ***Provide Products Across the Continuum of Breast Care.*** While our initial product focus has involved devices used in diagnosis of breast cancer, such as biopsy systems and breast tissue markers, we launched Contura MLB in January 2008 and are also developing a series of additional excision and therapeutic products that we will seek to commercialize over the next few years. With the emergence of integrated breast centers designed to provide comprehensive and specialized patient care, we believe that our ability to provide novel solutions to a broad set of needs in breast cancer management will enhance our competitive positioning in the market.
- ***Focus on Breast Care Centers and Key Opinion Leaders.*** We believe that integrated breast centers are emerging as the focal point for breast care, with teams of surgeons, radiologists, oncologists and technicians providing coordinated care. Our products, spanning the continuum of breast care from diagnostics to therapeutics, positions us to meet many clinical needs of breast centers. We intend to grow our sales team over the next few years to expand our coverage of breast centers. As a key element of our strategy, we focus on educating and training clinicians on our products through frequent hands-on classes and industry events. We have worked with key opinion leaders in training several thousand clinicians in the effective use of our products.
- ***Capitalize on Cross-Selling Opportunities within Our Existing Customer Base.*** We believe that we have a significant opportunity to grow our revenues by selling additional products to existing customers. We have established a strong base of customers who have a history of placing repeat orders for our products. We believe this customer base is an attractive target for early adoption of our complementary products as they are commercially launched. For example, our EnCor and EnCor 360 biopsy hardware, disposables and tissue markers are sold to the same surgeon customers that are purchasing Contura MLB.
- ***Pursue Strategic Acquisitions and Partnerships.*** In addition to adding to our product portfolio through internal development efforts, we intend to explore the acquisition of other product lines, technologies or companies that may leverage our sales force or be complementary to our strategic objectives. We may also evaluate distribution agreements, licensing transactions and other strategic partnerships, which may include expansion of our selling and marketing efforts beyond the United States. We are also collaborating with a number of large corporations who sell imaging products to offer our customers bundled packages of products and joint clinical education programs.

**Our Products and Products under Development**

We are focused on developing and offering a broad portfolio of products that address needs across the continuum of breast care, from the diagnosis to the treatment of breast cancer. The sale of disposable products, including our breast biopsy probes and tissue markers, accounted for 86% of our revenues in 2007 and 89% in 2006. The following table provides information concerning our primary products and products under development.

| Product Category/Name | Primary Component(s) | Year (or Expected Year) of Full Commercial Launch |
|---|---|---|
| **DIAGNOSTIC PRODUCTS** | | |
| **Breast Biopsy** | | |
| SenoRx Breast Biopsy Console | Console for EnCor and EnCor 360 Biopsy Devices | 2002 |
| EnCor | Reusable Handpiece and Disposable Probe | 2005(1) |
| EnCor 360(3) | Reusable Handpiece and Disposable Probe | 2003(1) |
| VisiLoc | Obturator Compatible with EnCor MRI | 2008 |
| SenoSonix | EnCor Hardware Integration with ultrasound imaging | 2008 |
| **Tissue Markers** | | |
| Gel Mark | Applicator and Combination Metal/Bioresorbable Markers | 2002 |
| Gel Mark Ultra | Applicator and Combination Metal/Bioresorbable Markers | 2004 |
| Gel Mark UltraCor | Applicator and Combination Metal/Bioresorbable Markers | 2004 |
| SenoMark | Applicator and Combination Metal/Bioresorbable Markers | 2006 |
| Gel Mark UltraCor MRI | Applicator and Combination Metal/Bioresorbable Markers | 2006(1) |
| Tissue Marker Line Extension | Applicator and Combination Metal/Bioresorbable Markers | 2009 |
| **Gamma Ray Detection** | | |
| Gamma Finder | Reusable Probe and Disposable Sleeve | 2003 |
| **THERAPEUTIC/EXCISION PRODUCTS** | | |
| **Radiation Therapy** | | |
| Contura MLB | Radiation Balloon | 2008 |
| Contura MLB Line Extension | Radiation Balloon | 2009 |
| **Excision and Reconstruction** | | |
| SenoPulse RF Generator | Console for Excision/Reconstruction Devices | 2010(1) |
| Single Step | Reusable Handpiece and Disposable Probe | 2010(1) |
| Shape Select | Disposable Device | 2010(1) |

(1) FDA clearance received and product available prior to full commercial launch.

(2) Subject to submission for and receipt of FDA 510(k) clearance; initial preference testing may occur one year earlier.

(3) Previously referred to by us and marketed as SenoCor 360.

***Breast Biopsy Systems***

***Components of Our Breast Biopsy Systems***

Our breast biopsy systems primarily consist of two components—reusable handpieces and disposable probes—and are used in conjunction with our SenoRx Breast Biopsy Console.

- *SenoRx Breast Biopsy Console.* The SenoRx Breast Biopsy Console is compatible with both our EnCor and EnCor 360 reusable handpieces and disposable probes. This modular console is a portable hardware system which may be conveniently transported to various areas of the healthcare facility. The primary modules of our console include:
    - a control module, which facilitates convenient user interface with proprietary software, a visual display screen, and controls that allows the user to customize the various parameters of the diagnostic procedure; and
    - a vacuum system, which pulls tissue into the probe for excision and subsequent delivery of tissue to the sample collection chamber.
- *Reusable Handpieces.* Handpieces are instruments which facilitate placement or insertion of the biopsy probe. The handpieces primarily consist of motors, circuitry, sensors and proprietary software incorporated into a housing. We commercialize three different biopsy handpieces: EnCor Stereotactic/Ultrasound, EnCor MRI, and EnCor 360.
- *Disposable Probes and Accessories.* Our probes are sterile, single-use, vacuum-assisted disposables, which are used with our EnCor and EnCor 360 handpieces. They consist of a sharp stainless steel tissue cutter and, with EnCor, a tissue sample collection chamber. The probe accessories also include additional tubing and a vacuum canister.

We offer probes in a variety of sizes, ranging from 7-gauge to 10-gauge, depending on user preference. The probe cutters and tips incorporate one or more of our proprietary tissue cutting technologies.

- *Tri-Concave Tip.* A three-edged tip used on our EnCor probes, EnCor 360 probes and MRI insertion device, designed especially for facilitating easy placement into dense breast tissue.
- *360° Tissue Cutter.* A hollow, cylindrical cutting edge used on our EnCor 360 probes, which automatically rotates and advances to generate large 360° contiguous samples.
- *Oscillating Cutters.* Cone-shaped cutters used on our EnCor probes, which shear tissue in a manner similar to a scissors cut.

In 2007, we also received clearance for and launched two additional products that are used together or in conjunction with our EnCor system.

- *VisiLoc MRI Visible Obturator.* An MRI visible obturator that is used during an MRI-guided EnCor procedure, designed to facilitate biopsy probe placement under MRI guidance.
- *SenoSonix with EnCor.* An integration of our EnCor system with a state-of-the-art ultrasound imaging system developed by UltraSonix Medical Corporation.

***EnCor Breast Biopsy System***

Our flagship product for use in breast biopsy procedures, the EnCor system, is a vacuum-assisted breast biopsy system that facilitates adoption of minimally-invasive biopsy procedures over open surgical biopsy. The EnCor system is comprised of a reusable handpiece and disposable probes that are used in conjunction with our SenoRx Breast Biopsy Console. We believe the EnCor system offers a comprehensive set of features which make it an attractive solution for meeting the diverse demands of breast care providers. Key features of the EnCor system include:

- *Single Insertion/Multiple Sample.* Offers the flexibility to obtain multiple samples from a single insertion, enhancing speed and convenience in biopsy procedures.
- *"Open/Closed" System.* Functions either as an open or closed system, providing the operator with a clear view of tissue samples through a proprietary transparent collection chamber, and the ability to either open the chamber to examine and remove one or more samples or to continue uninterrupted collection and automatic transfer of multiple samples from inside the breast to the collection chamber.
- *Highly-Automated and Programmable.* Automated and programmable tissue collection and automated anesthetic delivery. Aligns and rotates automatically through a variety of optional programmed cutting patterns. Provides multiple programmed options for users to choose their own approach to the array of lesions they may encounter.

- *Multi-Modality System.* Compatible with each of the three major imaging modalities used in the market—stereotactic, ultrasound and MRI—and transportable, eliminating the need for multiple systems.
- *Modular Hardware and Upgradeable Design.* Customers are able to purchase all or part of the system according to their needs, thus minimizing up-front costs. In addition, the modular system facilitates easy repair and replacement of components. Software-based design allows us to continuously innovate by adding new features which may extend the useful life of the device. The user may update the system by upgrading software rather than purchasing new hardware.
- *Precise Probe Placement.* Tools to facilitate accurate placement of EnCor probe under MRI imaging.

The EnCor system also incorporates a number of additional features, including compatibility with our tissue markers, multiple gauge sizes, automated sample rinsing, lighting, an ergonomically-designed handpiece, noise reduction and novel MRI probe insertion accessories and proprietary ultrasound options. We received FDA 510(k) clearance and conducted marketing preference testing of the EnCor system in 2004, with full commercial launch in 2005.

***EnCor 360 Breast Biopsy System***

Our EnCor 360 system (previously referred to by us and marketed as SenoCor 360) utilizes a vacuum to provide the physician with a contiguous 360° breast biopsy sample. The EnCor 360 system incorporates our mechanical Tri-Concave Tip to penetrate virtually any lesion, regardless of size, location or density. EnCor 360 secures tissue through the end of the probe, providing a large, high-quality sample. Since the EnCor 360 is interchangeable and compatible with the SenoRx Breast Biopsy console, users may select EnCor 360 or EnCor depending upon their clinical and economic objectives.

We received FDA 510(k) clearance in 2002 and launched EnCor 360 in 2003, as our initial product in the vacuum-assisted breast biopsy segment. In 2007, subject to the submission for and receipt of regulatory clearance, we expect to launch a line extension to the EnCor 360, to enhance our ability to compete in the physician office segment. We intend to continue to offer the EnCor 360 as a low-cost, ultrasound-guided breast biopsy device. We believe that our EnCor 360 and future product enhancements will continue to appeal to clinicians doing ultrasound biopsies in their offices, which is a more price-sensitive segment of the biopsy market.

***SenoSonix with EnCor***

In October 2007 we received 510(k) clearance from the FDA for SenoSonix with EnCor, an integration of our EnCor system with a state-of-the-art ultrasound imaging system developed by UltraSonix Medical Corporation of Canada. We currently anticipate receiving the right to affix CE Mark in the European Union for SenoSonix with EnCor in the first half of 2008. We plan to market SenoSonix with EnCor in the United States primarily for physician in-office procedures and particularly in Europe, where we believe a greater percentage of biopsy procedures are done under ultrasound imaging guidance. SenoSonix with EnCor may be used with either our EnCor or EnCor 360 probes.

***VisiLoc MRI Visible Obturator***

We launched the VisiLoc MRI Visible Obturator in the United States in November 2007. VisiLoc is an MRI visible obturator that is used during an MRI-guided EnCor procedure and is designed to help facilitate biopsy probe placement under MRI guidance.

***Gel Mark and SenoMark (Biopsy Site Tissue Markers)***

Biopsy site tissue markers are placed at a biopsy site to provide a visible landmark for future surgical reference. If cancer is found and more tissue must be removed from the breast, the marker will help the physician identify the specific area from which tissue should be removed. If surgery is not necessary, the marker will be visible on future mammograms to enable the breast care specialist to identify the site of the biopsy.

We offer a full portfolio of tissue markers that are compatible not only with our EnCor and EnCor 360 biopsy product lines, but also with competing biopsy systems. Our products consist of markers that come in a variety of materials, including gelatin and synthetic materials, titanium and stainless steel, and associated delivery applicators. The markers are designed to facilitate easy placement and optimize visibility under different imaging modalities.

We were first to commercialize markers visible not only under x-ray, but also ultrasound imaging. Gel Mark and Gel Mark Ultra are designed to provide pellet-shaped, ultrasound-visible, bioresorbable tissue marker alternatives. Gel Mark UltraCor provides core needle users with an ultrasound-visible tissue marking alternative. SenoMark provides those users who prefer a pad-shape with an ultrasound-visible, bioresorbable tissue marker alternative. Our UltraCor MRI may be an attractive alternative for clinicians interested in marking lesions under MRI guidance. We received FDA 510(k) clearance and began commercializing Gel Mark in 2002, Gel Mark Ultra and Gel Mark UltraCor in 2004, and SenoMark in 2006. We received FDA 510(k) clearance and conducted marketing preference testing of the Gel Mark UltraCor MRI in 2004, with full commercial launch occurring in the second half of 2006. The Company is also exploring the use of tissue markers for use in other indications.

### *Gamma Finder (Gamma Ray Detection Device)*

Immediately prior to removal of a malignant lesion in the breast, a patient may be injected with gamma ray emitting isotopes near the site of the lesion to determine if the cancer has spread. Our Gamma Finder is currently the only cordless handpiece probe to detect the emission of gamma rays, and, consequently, whether breast cancer has spread to the lymph nodes. The Gamma Finder detects and gives a numerical indication and an acoustic signal when close to a gamma ray emitting source. Our Gamma Finder has all the features of traditional, larger, corded gamma ray detection devices, with the convenience of a portable and compact device. The Gamma Finder consists of a reusable probe and a disposable sterility sleeve. We began commercializing the Gamma Finder in 2003 upon receipt of FDA 510(k) clearance, and, in 2005, added automatic ten second count and binary pitch mode features.

### *Contura MLB Radiation Balloon*

Current radiation therapy includes less invasive alternatives to whole breast radiation therapy, known as partial breast radiation therapy, consisting of balloon brachytherapy, conformal radiotherapy and multi-catheter interstitial brachytherapy. We believe that balloon brachytherapy will be widely adopted over time due to its ease of use, low-cost and clinical effectiveness and have recently launched our Contura Multi-Lumen Radiation Balloon Catheter, or Contura MLB.

Our Contura MLB design consists of a multilumen catheter with several access ports on one end and an inflatable balloon on the other. The balloon is positioned into the cavity formed in the breast following a lumpectomy and subsequently inflated with saline through one of the ports. Small openings in the catheter allow for the suction of excess seroma and air from the lumpectomy cavity through a second access port. We believe that this suction feature will help conform the walls of the lumpectomy cavity to the exterior of the balloon. Multiple lumens are designed to provide for precise placement of radioactive seeds, which we believe will allow clinicians to expand their use of radiation therapy to a greater number of patients. Such patients may include those with smaller anatomies and with tumors closer to the skin, who were not previously able to receive treatment with other minimally-invasive radiation balloon products. The overall design and the use of special balloon materials is intended to control the distance between the radiation source and the tissue in contact with the balloon and to result in controlled radiation dosing.

We received FDA 510(k) clearance for Contura MLB in May 2007 and launched in January 2008. Following the clearance of Contura MLB in May 2007, we began limited commercialization and market preference testing of the product. By December 31, 2007, we had expanded the use of Contura MLB to 34 clinical sites. Additionally, we anticipate developing and commercializing additional line extensions for this product over the next several years.

### *SenoPulse RF Generator (Excision/Therapeutic Console)*

The SenoPulse RF Generator will be used to power our radiofrequency cutting technologies in order to provide advanced breast tissue cutting capabilities. The SenoPulse RF Generator offers high-frequency and impedance-matching circuitry to enable cutting into a wide variety of tissue types, high start voltage and sustained power for continuous cutting ability, and low heat generation to minimize thermal damage. The SenoPulse RF Generator directs modulated, monopolar radiofrequency energy and will be used in the Single Step and Shape Select cutting and excision devices. We received FDA 510(k) clearance for the SenoPulse RF Generator in 2005.

***Single Step (Cutting Device for Excision Procedures)***

Single Step is an alternative excision device to a scalpel or a straight-bladed electrosurgical scalpel commonly known as a Bovie. The Single Step system is an automated surgical excision device that uses a long-wire RF disposable probe and reusable handpiece to cut and remove a large, intact volume of tissue through a small surgical incision. The Single Step system is powered by the SenoPulse RF Generator. The Single Step probe is inserted into the breast, where the surgeon anchors the device and excises tissue of a predetermined size. The surgeon controls the amount and shape of the tissue removed by selecting the appropriate option on the SenoPulse RF Generator. The Single Step is designed to produce a smooth and optimally-shaped cavity to facilitate lesion removal and subsequent use of balloon brachytherapy. We intend to build upon data obtained with one of our previous products by evaluating the clinical benefit of anchoring or stabilizing lesions in conjunction with the automatic lesion cutting ability of our Single Step system. We received FDA 510(k) clearance for the Single Step and anticipate making several design enhancements and conducting clinical testing prior to fully commercializing the product in 2010.

***Shape Select (Cutting Device for Breast Excision and Reconstruction)***

Shape Select is a unique disposable surgical cutting device with a variable length, shapeable, long-wire cutter powered by the SenoPulse RF Generator. The device is advantageous in breast surgeries such as skin sparing reconstructive mastectomy and lumpectomy, where the ability to bend and shape the cutter enables the surgeon to create customized curved tissue surfaces. It may also be useful in surgeries requiring cutting and coagulation of large planes of tissue, such as standard mastectomy, breast reduction and the removal of fatty tissue in abdominoplasty. The Shape Select is an alternative to either the scalpel or the Bovie, the use of which limits the surgeon's ability to create curved and long cuts. We have received FDA 510(k) clearance for Shape Select and anticipate fully commercializing the product in 2010.

**Sales and Marketing**

We focus our sales and marketing efforts on increasing awareness of our products among breast care specialists, including radiologists, surgeons and oncologists. We market and sell our products through a direct sales force in the United States. As of December 31, 2007, we employed a vice president of sales and marketing and support staff and a 59 person direct sales force, including 18 clinical specialists, five brachytherapy specialists, four regional sales managers and 32 sales representatives.

In our selling process, we use clinical studies, cost-benefit data and case studies. To date, we have 23 clinical studies that have either been published or presented as abstracts at major medical meetings. Peer-to-peer selling is also a critical element of our strategy. We have developed popular training seminars, including a Continuing Medical Education-accredited course led by nationally-known breast cancer specialists such as Drs. Nathalie Duchesne, Mark Gittleman, Phillip Israel, Terese Kaske, Frank Vicini, Doug Arthur, Dorin Todor, and Phillipe Zabag. We hosted 64 seminars in 2007, educating and providing hands-on training to over 1,300 clinicians about our products. We plan to initiate a Contura MLB long-term physician registry study by the middle of 2008.

An additional element of our educational efforts is our relationships with several manufacturers of ultrasound imaging systems. With these companies, we co-sponsor several breast practice seminars across the country to educate clinicians on the changes that are driving the specialization of breast care and the emergence of integrated breast centers. We also contribute to organizations designed to increase awareness of breast cancer, including our sponsorship of the newsletter and website of the American Society of Breast Surgeons.

International sales do not currently account for a significant portion of total sales. We do not have a direct sales force outside of the United States. We have the authorization to affix the CE Mark to Gel Mark Ultra, Gel Mark UltraCor, and our EnCor system and to commercialize these devices in the European Economic Community, Hong Kong, Singapore, Taiwan, and several other Asian countries. In October 2007, we partnered with local distributors who have breast imaging and/or interventional radiology franchises in Austria, Belgium, England, Hong Kong, Ireland, Luxembourg, The Netherlands, Singapore, Switzerland, and Taiwan to sell EnCor and our tissue marker products in these ten countries. We are currently in negotiations with distributors for a number of additional countries in which our products are already approved and intend to expand beyond these initial countries in 2008. We also have agreements with distributors in Korea and China that are assisting us in applying for regulatory approvals to market our products in those countries.

## Competition

We compete primarily on the basis of our ability to provide minimally-invasive products to diagnose and treat breast cancer safely and effectively, with ease and predictability of product use, brand name recognition and cost. We believe that we compete favorably with respect to these factors, although we cannot assure you that we will be able to continue to do so in the future or that new products that perform better than those we offer will not be introduced.

The markets in which our products compete are highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. We face different competitors within different product lines. To our knowledge, we do not have one competitor that produces products that compete with all our products. Several of our competitors have significant financial and human capital resources and have established reputations with our target customers, as well as worldwide distribution channels that are more effective than ours. We are aware that several companies are developing products that, if successfully commercialized, would compete with our current and future products.

Our breast biopsy and marker products compete with, among others, products sold by Johnson & Johnson, C.R. Bard and Suros Surgical Systems, the latter of which was acquired by Hologic in 2006. Contura MLB competes against well-established external beam radiation devices, as well as current and potential future manufacturers of balloon brachytherapy devices. We expect to compete directly with the current industry leader, Cytyc, which was acquired by Hologic in 2007, as well as other companies that have minimally-invasive therapeutic devices in various stages of development. It has been reported that new short-term brachytherapy products from Cianna Medical, North American Scientific and Xoft will all begin to be commercialized in 2008. Our commercial success will depend on a general market shift from whole to partial breast radiation and our ability to overcome Hologic/Cytyc's current market leadership with its current balloon product. Furthermore, we compete against Hologic/Cytyc with their bundling programs for digital mammography and stereotactic table platforms. Our excision products will compete with manufacturers of handheld surgical excision instrumentation and standard RF cutting devices.

Our competitors dedicate, and we believe they will continue to dedicate, significant resources to promote their products aggressively. The breast cancer market is also characterized by extensive research efforts and technological progress. As a result, new products are likely to be developed and introduced into the market that could compete with our products more effectively.

## Manufacturing

We assemble and package the majority of our finished products at our current corporate headquarters in Aliso Viejo, California. Our Gamma Finder is licensed and produced exclusively for us by World of Medicine, a German medical device company. We manufacture in-house several components used in our products, and we rely on several outside vendors to produce many components, and in some cases completed products that we quality check, sterilize, and package at our corporate headquarters. We also have established a production engineering department to focus on integrating product changes into the manufacturing process and to continually improve upon product quality and cost.

We manufacture our proprietary products in a controlled environment and have implemented quality control systems as part of our manufacturing processes. We believe our manufacturing facility and control systems comply with the FDA's Quality System Regulations, or QSRs. We are certified to ISO 13485:2003, the medical device manufacturing standard, and applicable medical device directives promulgated by the European Economic Community, which facilitates entry of our products into the European Economic Community. We have received our CMDCAS Certificate of Registration permitting importation of our devices into Canada.

Since 2005, we have continued to systematically transfer portions of our manufacturing operations to Infus Medical, a contract manufacturer with facilities in Thailand, which currently provides us with certain marker production, assembly and packaging services, and with subassembly services for our EnCor system. We anticipate that over time we will transfer additional responsibility to this manufacturer related to production, assembly and packaging. We believe that transferring production of our more established products abroad in a stepwise manner, along with increased sales volume, will result in cost savings and will allow us to focus our domestic efforts on developing, modifying and promoting our newer products.

As a result of the settlement of litigation with Suros Surgical Systems, which was acquired by Hologic in 2006, and without any admission of liability, in 2006 we implemented a design modification to our EnCor probe. As of December 31, 2007, we have manufactured over 91,000 probes with the modification and have not found the change to affect the operation or performance of our EnCor probe. The design changes were made consistent with our quality system design review and control process, which is periodically reviewed by the FDA and our designated notified body in Europe.

We have one product and several components of other products that we obtain from sole-source suppliers. We rely on one vendor, World of Medicine, for our Gamma Finder product, one vendor, Faulhaber, for our biopsy handpiece motors, one vendor, NuSil Technology, for a coating used in our biopsy probes, and one vendor, UltraSonix, for the ultrasound technology used in SenoSonix with EnCor. We do not believe that we could replace these suppliers without significant effort and delay in production. Other products and components come from single suppliers, but alternate suppliers are easier to identify, though in many cases we have not yet qualified alternate suppliers. We do not carry a significant inventory of most components used in our products. Most of our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of the components used in our devices.

In April 2006, we obtained an additional 3,260 square foot facility in Laguna Hills, California, which is being used for shipping and storage. The Laguna Hills lease and the lease for our current corporate headquarters in Aliso Viejo, California, expire in October 2008. We have reached capacity in our existing facilities and will move all of our operations to a new facility in nearby Irvine, California. On March 5, 2008, we entered into a Lease Agreement with The Irvine Company LLC for the lease of approximately 41,402 square feet space at 3 Morgan, Irvine, California. The term of the lease will commence on November 1, 2008 and expire on January 31, 2014. Additionally, following the completion of tenant improvements and the meeting of other specified requirements, the lease provides for a period of rent-free early occupancy before the commencement date. This new facility must pass an inspection by the California Department of Health Services before manufacturing of our products can begin at this location.

**Government Regulation**

Our products are medical devices subject to extensive and rigorous regulation by the FDA, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries. The FDA regulations govern, among other things, the following activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

- product design, development and manufacture;
- product safety, testing, labeling and storage;
- premarketing clearance or approval;
- recordkeeping procedures;
- product marketing, sales and distribution; and
- post-marketing surveillance, reporting of deaths or serious injuries and medical device reporting.

*The FDA's Premarket Clearance and Approval Requirements.* Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior 510(k) clearance or a premarket approval, or a PMA, from the FDA. Medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low-risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring premarket approval. Our minimally-invasive breast care products are Class I and II devices.

*510(k) Clearance Pathway.* When a 510(k) clearance is required, we must submit a premarket notification to the FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet required the submission of a PMA application. By statute, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA will place the device, or the particular use, into Class III.

*Premarket Approval Pathway.* A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The PMA application process is much more demanding than the 510(k) premarket notification process. A PMA application must be supported by extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

After a PMA application is submitted and the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for review. The FDA has 180 days to review an "accepted" PMA application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the QSRs. New PMA applications or PMA application supplements are required for significant modification to the manufacturing process, labeling and design of a device that is approved through the premarket approval process. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application and may not require as extensive clinical data or the convening of an advisory panel. We do not anticipate that any of our products in development will require the submission and approval of a PMA.

*Clinical Trials.* Clinical trials are almost always required to support an FDA premarket application and are sometimes required for 510(k) clearance. These trials generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. Our clinical trials must be conducted under the oversight of an IRB at the relevant clinical trial sites and in accordance with the FDA's regulations, including but not limited to those relating to good clinical practices. We are also required to obtain patients' informed consent that complies with both the FDA's requirements and state and federal privacy regulations. We, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

*Pervasive and Continuing Regulation.* After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

- the FDA's Quality System Regulations, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
- labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;
- clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

- medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and
- post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

After a device receives 510(k) clearance or a PMA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. We have modified various aspects of some of our marketed products since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA, the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines, penalties and Warning Letters.

The MDR regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury.

We have registered with the FDA as a medical device manufacturer and have obtained a manufacturing license from the California Department of Health Services, or CDHS. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of CDHS, or FDB, to determine our compliance with the QSRs and other regulations, and these inspections may include the manufacturing facilities of our suppliers. We underwent an inspection of our facilities by the FDA in April 2005, which resulted in the issuance in July 2005 of a Warning Letter from the FDA related to, among other things, our failure to adequately validate manufacturing changes we undertook to prevent the tip of the Gel Mark Ultra biopsy site marker shearing off in the patient's breast during surgery, which we had experienced. The letter required us to take prompt action to strengthen our Quality System and product engineering area. We responded to the FDA with a comprehensive corrective action plan in August 2005. We believe we are in compliance with QSRs. If, upon reinspection, the FDA determines we have not properly addressed their concerns or they identify new violations, we can be subject to any of the following sanctions:

- Warning Letters, fines, injunctions, consent decrees and civil penalties;
- repair, replacement, refunds, recall or seizure of our products;
- operating restrictions, partial suspension or total shutdown of production;
- refusal of our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;
- withdrawal of 510(k) clearance or premarket approvals that have already been granted; and
- criminal prosecution.

*Fraud and Abuse.* We may directly or indirectly be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws. In particular, the federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. In implementing the statute, the Office of Inspector General, or OIG, has issued a series of regulations, known as the "safe harbors." These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable element of a safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

*International.* International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Economic Community, which has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Economic Community, and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by our designated notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's device. Such an assessment is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 9001 and ISO 13845 certifications are voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. We have the authorization to affix the CE Mark to Gel Mark Ultra, Gel Mark UltraCor, and our EnCor system and to commercialize these devices in the European Economic Community, Hong Kong, Singapore, Taiwan, and several other Asian countries. In October 2007 we partnered with local distributors who have breast imaging and/or interventional radiology franchises in Austria, Belgium, England, Hong Kong, Ireland, Luxembourg, The Netherlands, Singapore, Switzerland, and Taiwan to sell EnCor and our tissue marker products in these ten countries.

### Third-Party Reimbursement

Payment for patient care in the United States is generally made by third-party payors, including private insurers and government insurance programs, such as Medicare and Medicaid. The Medicare program, the largest single payor in the United States, is a federal governmental health insurance program administered by the Centers for Medicare and Medicaid Services, or CMS. Reimbursement for procedures related to breast cancer has been favorable as a result of the growing awareness of the impact of the disease as well as the recognition that proactive diagnosis and treatment is critical for effective care. The costs associated with the purchase of our products are reimbursed through Medicare, Medicaid and other third-party payors. International market acceptance of our products may depend, in part, upon the availability of reimbursement within the prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance.

### Research and Development

As of December 31, 2007, we had 17 employees, as well as several key on-going consultants, in our research and development department, which is overseen by our chief technical officer. Historically, we focused our research and development efforts on diagnostic products, including our breast biopsy systems and our tissue markers. While we plan to continue to develop our diagnostic products, we are also focused on developing our therapeutic and excision products to enable us to serve the continuum of care in the breast care market. We are currently developing our radiation balloon and various excision and reconstructive cutting devices.

Research and development expenses for 2007, 2006 and 2005 were $6.4 million, $5.3 million and $4.9 million, respectively. We expect research and development efforts and expenses to increase in absolute dollar terms but decrease as a percentage of net revenues.

### Patents and Proprietary Technology

We plan to pursue and maintain intellectual property protection in the United States, Europe, Japan, Canada and other countries such as China and Australia. As of December 31, 2007, we have 45 issued United States patents primarily covering devices relating to breast biopsy, including biopsy site marking devices, excision devices and balloon products, the earliest of which will expire in 2018 and the last of which will expire in 2024, and 1 granted European regional patent which has been validated in 7 national countries.

In addition, we have 85 pending United States patent applications, 11 pending PCT (international) patent applications, 17 pending European regional patent applications, 20 pending Canadian patent applications, 5 pending Japanese patent applications, 7 pending Australian patent applications, as well as pending patent applications in Brazil, China, Mexico, South Korea and Singapore. We believe we have a strong intellectual portfolio that has permitted us to make modifications to our products in response to competition without significant disruption to our operations.

We have three issued United States patents related either to the design or manufacturing of Contura MLB and additional United States patent applications are pending, some of which are expected to be issued in the near-term. During the development of Contura MLB, we appropriately considered the intellectual property landscape, including citing as appropriate in our own patent filings the Hologic/Proxima patents that are the subject matter of our current litigation with Hologic.

Together, our patents and patent applications protect aspects of our technologies. Key areas of our issued and pending patent coverage include:

- biopsy systems, covering current embodiments and variations to the design of the EnCor and EnCor 360 probes, handpieces and control module;
- mechanical cutters, covering the Tri-Concave penetrating tip and the EnCor and EnCor 360 tissue cutting mechanisms;
- radiofrequency technologies, covering the SenoPulse RF Generator, devices powered by the generator, including the Single Step and Shape Select, and EnCor 360 probe;
- bioresorbable biopsy site markers, covering marker materials, methods for imparting ultrasound visibility, and marker delivery systems; and
- Contura MLB, covering the use of vacuum to help conform tissue surrounding the lumpectomy cavity to the walls of the radiation delivery balloon and our proprietary balloon manufacturing process.

We also rely on copyrights, trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information and other intellectual property by generally requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure agreements on commencement of their employment or engagement.

**Employees**

As of December 31, 2007, we had 145 employees, including 67 employees in sales and marketing, 17 employees in research and development, 37 employees in manufacturing, 14 employees in clinical, regulatory and quality assurance and 10 employees in general and administrative. We believe that our future success will depend on our continued ability to attract, hire and retain qualified personnel. None of our employees are represented by a labor union or are parties to a collective bargaining agreement, and we believe our employee relations are good.

**Available Information**

We are subject to the reporting requirements under the Securities Exchange Act of 1934. Consequently, we are required to file reports and information with the Securities and Exchange Commission (SEC), including reports on the following forms: annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports and other information concerning the company may be accessed through the SEC's website at http://www.sec.gov.

You may also find on our website at http://www.senorx.com/ electronic copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Such filings are placed on our website as soon as reasonably possible after they are filed with the SEC. Our charter for our Audit and Compensation Committees and our Code of Ethics are available on our website. In the event that we grant a waiver under our Code of Ethics, to any of our officers and directors, we will publish it on our website.

## ITEM 1A. RISK FACTORS

### RISKS RELATED TO OUR BUSINESS

**We have a limited history of operations and a history of net losses, and we may not be able to achieve profitability even if we are able to generate significant revenues.**

We have a limited history of operations upon which you can evaluate our business. We began selling our first products in 2002, fully launched our flagship product for use in breast biopsy procedures, the EnCor system, in November 2005, and launched our flagship radiation therapy product, the Contura MLB, in January 2008. We incurred net losses of $9.9 million in 2007, $15.4 million in 2006, and $8.6 million in 2005, and, as of December 31, 2007, had an accumulated deficit of approximately $75.5 million. In addition, we expect our operating expenses to increase as we expand our business to meet anticipated increased demand for our EnCor system, continue with the full commercialization of the Contura MLB, and devote resources to our sales and marketing and research and development activities. In order for us to become profitable, we believe that our EnCor system and Contura MLB must be widely adopted. We cannot assure you that we will be able to achieve or sustain profitability even if we are able to generate significant revenues. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock and require us to obtain additional funding.

**Our success depends upon market adoption of our EnCor system and Contura MLB, without which our results of operations will suffer.**

We have historically derived our revenue primarily from our tissue marker products. However, our EnCor system, launched in November 2005, accounts for a majority of our revenue growth, and we expect this to continue for the foreseeable future. Our ability to meet this expectation is based upon a number of assumptions, including:

- the adequacy of third-party reimbursement for the minimally-invasive procedures in which EnCor is used;
- the market for minimally-invasive breast biopsy procedures will continue to grow and we will maintain or grow our current share of this market;
- we will be able to demonstrate compelling clinical data supporting EnCor's safety and effectiveness;
- key features of EnCor will represent compelling technological advancements to potential users;
- EnCor will be endorsed by key opinion leaders; and
- physicians who specialize in breast care will rapidly adopt EnCor.

Even if we are able to present potential customers with compelling clinical data, technological advancements or influential user experiences, they may be reluctant to switch from a competing device to which they have grown accustomed. We may not be successful in our near-term strategy of marketing EnCor to our existing customer base of tissue marker users, and users of our earlier vacuum-assisted breast biopsy system, our EnCor 360. Our commercial success also depends on the continued general market shift to less invasive biopsy procedures.

We commercially launched Contura MLB in January 2008 and have yet to achieve significant sales. Failure of EnCor or Contura MLB to be widely adopted would significantly harm our future financial performance.

**Our future success will depend in part upon our ability to successfully commercialize our Contura MLB.**

We expect our Contura MLB, which we received FDA 510(k) clearance in May 2007, to rapidly become a significant contributor to our revenues. The Contura MLB development has been completed, but there remain significant challenges that must be overcome before we can obtain significant revenue from this product, including:

- we have limited experience selling to radiological oncologists, the primary market for this product;
- attracting and retaining qualified sales professionals to sell it;
- differentiating Contura MLB from competing products and obtaining a significant share of this market;
- protecting it with intellectual property rights;
- obtaining adequate third-party reimbursement;
- producing compelling clinical data on safety and effectiveness;

- partnering, as necessary, with suppliers; and
- manufacturing it consistently within our specifications and in accordance with the FDA's Quality System Regulations.

If we are able to overcome these challenges, we may nevertheless be unable to convince potential customers that the Contura MLB represents a compelling alternative to competing products. It has been reported that new short-term brachytherapy products from Cianna Medical, North American Scientific and Xoft will all begin to be commercialized in 2008. Our commercial success will also depend on a general market shift from whole to partial breast radiation. If we are unable to obtain a significant share of the brachytherapy market for the reasons listed above, or that competing products are more compelling and achieve better acceptance by the market, our long-term commercialization experience with the Contura MLB could be significantly below expectations or not achieved at all, which would have a material adverse effect on our future financial performance. Additionally, the adoption of conformal radiotherapy may grow at a faster rate than the overall market for partial breast radiation therapies, and as a result, could impact the speed of adoption of balloon brachytherapy devices, including Contura MLB.

**We have limited clinical data regarding the safety and efficacy of our products. If future data or clinical experience is negative, we may lose significant market share.**

Our success depends on the acceptance of our products by the medical community as safe and effective. Physicians that may be interested in using our products may hesitate to do so without long-term data on safety and efficacy. The limited clinical studies on some of our products that have been published or presented as abstracts at major medical meetings typically have been based on the work of a small number of physicians examining small patient populations over relatively short periods. Accordingly, the results of these clinical studies do not necessarily predict long-term clinical results, or even short-term clinical results from the broader physician community. If future safety or efficacy data or clinical experience is negative, we may lose significant market share.

**We compete against companies that have more established products and greater resources, which may prevent us from achieving significant market penetration or improved operating results.**

Many of our products compete, and our future products may compete, against products that are more established and accepted within our target markets. With fewer resources and operating history than many of our competitors and potential future competitors, and a less-established reputation, it may be difficult for our products to gain significant market penetration. We may be unable to convince physicians to switch their practice away from competing devices. Competing effectively will require us to distinguish our company and our products from our competitors and their products, and turns on factors such as:

- ease of use and performance;
- price;
- quality and scale of our sales and marketing efforts;
- our ability to offer a broad portfolio of products across the continuum of breast care;
- establishing a strong reputation through compelling clinical study publications and endorsements from influential physicians; and
- brand and name recognition.

Competition could result in price-cutting, reduced profit margins and loss of market share, any of which could have a material adverse effect on our results of operations. In addition, our competitors with greater financial resources could acquire other companies that would enhance their name recognition and market share, and allow them to compete more effectively by bundling together related products. For example one competitor provides incentives for the purchase of its biopsy capital equipment and disposables when purchased with its digital mammography and stereotactic tables. Certain potential customers may view this value proposition as attractive, which could result in their decision not to purchase our products. We also anticipate that new products and improvements to existing products could be introduced that would compete with our current and future products. If we are unable to compete effectively, we will not be able to generate expected sales and our future financial performance will suffer.

**Our ability to compete depends upon our ability to innovate, develop and commercialize new products and product enhancements.**

The markets in which we compete involve rapid and substantial technological development and product innovations. There are few barriers to prevent new entrants or existing competitors from developing or acquiring products or technological improvements that compete effectively against our products or technology. If we are unable to innovate successfully to anticipate or respond to competitive threats, obtain regulatory approvals, or protect such innovation with defensible intellectual property, our revenues could fail to grow or could decline. Our business strategy is in part based upon our expectation that we will continue to make frequent new product introductions and improvements to existing products that will be demanded by our target customers. If we are unable to continue to develop new products and technologies as anticipated, our ability to grow and our future financial performance could be materially harmed. For example, we recently received 510(k) clearance from the FDA for our new SenoSonix System, an integration of EnCor with ultra sound technology from Ultrasonix Medical Corporation of Canada. We have yet to commercially launch this product and there can be no assurances that we will be successful in obtaining meaningful revenues once it has been commercialized.

**Our business strategy is heavily focused on integrated breast centers and other large institutions.**

We are focusing our sales efforts on becoming a preferred provider to integrated breast centers and other large customer accounts. We cannot assure you that we will be able to secure or maintain these accounts or that this strategy will maximize our revenue growth. These targeted customers often have a rigorous and lengthy qualification process for approving new vendors and products. Additionally, breast centers are in many cases not located at one physical location, but instead involve the coordinated efforts of various geographically dispersed offices and physicians, which may complicate the qualification process and may strain our sales and support organizations. Further, these customers have not entered, and we do not expect them in the future to enter, long-term contracts to purchase our products. Therefore, obtaining approval from these potential customers to sell them our products may not result in significant or long-term sales of our products to them. Our strategy of focusing on large institutions may result in relatively few customers contributing a significant amount to our revenues. For example, Kaiser Permanente is our largest customer, and in the year ended December 31, 2007 and 2006, represented approximately 5.8% and 7.6%, respectively, of our total revenues. We cannot assure you that Kaiser or other large customer accounts will continue to purchase our products. The loss of any of these customers could have a material adverse impact on our results of operations.

**Our strategy of providing a broad array of products to the breast care market may be difficult to achieve, given our size and limited resources.**

We aim to be an attractive and convenient supplier for integrated breast centers by offering a broad product line of minimally-invasive devices for breast care specialists. Commercializing several product lines simultaneously may be difficult because we are a relatively small company. Additionally, offering a broad product line will require us to manufacture, sell and support some products that are not as profitable or in as high demand as some of our other products, which could have a material adverse effect on our overall results of operations. To succeed in our approach, we will need to grow our organization considerably and enhance our relationships with third-party manufacturers and suppliers. If we fail to make product introductions successfully or in a timely manner because we lack resources, or if we fail to adequately manufacture, sell and support our existing products, our reputation may be negatively affected and our results of operations could be materially harmed.

**We believe that demand for minimally-invasive products for the diagnosis and treatment of breast cancer must grow in order for our business to grow as anticipated.**

While there have been trends in recent years that favor increased screening, diagnosis and treatment of breast cancer, these trends may not continue. For example, the incidence of breast cancer in the United States appears to have fallen from its highest level over the last few years. Additionally, while the number of breast biopsies performed annually has increased significantly since 1997 when the American Cancer Society updated its guidelines for breast cancer screening, recommending that women should begin annual screening at age 40 rather than the previously recommended age 50, new guidance could be published that could support a reversal of this trend. Some studies conclude that annual breast cancer screening by mammography for women under age 50 may be more harmful, due to increased radiation exposure, than beneficial. These factors, in addition to possible future innovations in screening technologies or in breast cancer treatment options, could result in a decline in breast biopsy procedures and radiation therapy, which could reduce our overall market.

**We have limited sales and marketing experience and failure to build and manage our sales force or to market and distribute our products effectively could have a material adverse effect on our results of operations.**

We rely on a direct sales force to sell our products. In order to meet our anticipated sales objectives, we expect to grow our sales organization significantly over the next several years. There are significant risks involved in building and managing our sales organization, including our ability to:

- hire and successfully integrate qualified individuals as needed;
- provide adequate training for the effective sale of our products;
- retain and motivate our sales employees; and
- integrate our new brachytherapy sales professionals and successfully sell into the radiation oncology market.

We expect that our Contura MLB will be a principal driver of future growth. However, our sales force historically has primarily sold diagnostic products and therefore has limited experience selling a therapeutic device. Our Contura MLB competes with products that are well-established. Accordingly, it is difficult for us to predict how well our sales force will perform.

Our failure to adequately address these risks could have a material adverse effect on our ability to sell our products, causing our revenues to be lower than expected and harming our results of operations.

**We are currently and may in the future be subject to costly claims of infringement or misappropriation of the intellectual property rights of others, which could impact our business and harm our operations.**

Our industry has been characterized by frequent demands for licenses and litigation. On January 8, 2008, Hologic and its wholly-owned subsidiaries, including Cytyc Corporation and Cytyc LP, filed a lawsuit against us in the United States District Court, Northern District of California, San Jose Division. The complaint generally alleges patent infringement of certain Hologic brachytherapy patent claims, seeking unspecified monetary damages and an injunction against us for infringement of those claims. On February 6, 2008, Hologic filed a motion seeking a preliminary injunction in the case and requested that the Court stop the sale of Contura MLB. On March 7, 2008, Hologic filed an amended complaint restating its allegations regarding patent infringement, and adding new claims under the Lanham Act and California state unfair competition and false advertising statutes. Because the outcome of this litigation is undetermined, we cannot reasonably estimate the possible loss or range of loss that may arise from the litigation or the likelihood of success. If we lose the preliminary injunction hearing or the principal law suit itself, we may be completely prevented from selling Contura MLB and as a result, our future prospects will be significantly harmed.

Our competitors, potential competitors or other patent holders may, in the future, assert that our products and the methods we employ are covered by their patents or misappropriate their intellectual property. In addition, we do not know whether our competitors will apply for and obtain patents that will prevent, limit or interfere with our ability to make, use, sell or import our products. Because patent applications may take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our products infringe. There also could be existing patents that one or more components of our systems may inadvertently infringe. Although we may seek to settle any future claims, we may not be able to do so on reasonable terms, or at all. If we lose a claim against us, we may be ordered to pay substantial damages, including compensatory damages, which may be trebled in certain circumstances, plus prejudgment interest. We also could be enjoined, temporarily, preliminarily or permanently, from making, using, selling, offering to sell or importing our products or technologies essential to our products, which could significantly harm our business and operating performance.

We may become involved in litigation not only as a result of alleged infringement of a third party's intellectual property rights but also to protect our own intellectual property. Enforcing our patent rights against infringers, even when such litigation is resolved in our favor, could involve substantial costs and divert management's attention from our core business and harm our reputation.

**If we are unable to obtain and maintain intellectual property protection covering our products, others may be able to make, use or sell our products, which could have a material adverse effect on our business and results of operations.**

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology, products and our competitive position in the market. Additionally, our patent applications, including those covering our EnCor system, may not result in patents being issued to us or, if they are issued, may not be in a form that is advantageous to us. Any patents we obtain may be challenged or invalidated by third parties. Competitors also may design around our protected technology or develop their own technologies that fall outside our intellectual property rights. In addition, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we cannot be certain that the steps we have taken to protect our intellectual property will be effective or that any remedies we may have in these circumstances would be adequate. Moreover, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

We may not have adequate intellectual property protection for some of our products and products under development and consequently may need to obtain licenses from third parties. If any such licenses are required, we may be unable to negotiate terms acceptable to us and such failure could have a material adverse effect on our future results of operations.

**We may be unsuccessful in our long-term goal of expanding our product offerings outside the United States and Canada.**

For the year ended December 31, 2007, we derived approximately 95.3% of our net revenues from sales within the United States and Canada. We have entered into distribution agreements with third parties outside the United States and Canada, but do not anticipate sales of our products through these distributors becoming a significant portion of our revenues in the foreseeable future. If we do begin to offer our products more broadly outside the United States and Canada, we expect that we will remain dependent on third-party distribution relationships and will need to attract additional distributors to increase the number of territories in which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, our ability to realize long-term international revenue growth could be materially adversely affected.

Although some of our products have regulatory clearances and approvals from jurisdictions outside the United States and Canada, many do not. These products may not be sold in these jurisdictions until the required clearances and approvals are obtained. We cannot assure you that we will be able to obtain these clearances or approvals on a timely basis, or at all. In Japan, recent changes in the laws and regulations governing the approval process for medical devices has made it unlikely that we will be able to obtain approvals for our products within the foreseeable future.

**We are dependent on sole-source and single-source suppliers for certain of our products and components, thereby exposing us to supply interruptions that could have a material adverse effect on our business.**

We have one product and several components of other products that we obtain from sole suppliers. We rely on one vendor for our Gamma Finder product, one vendor for our biopsy probe motors, one vendor for a biopsy probe coating and one vendor for the ultrasound technology used in SenoSonix with EnCor. Other products and components come from single suppliers, but alternate suppliers are easier to identify. However, in many of these cases we have not yet qualified alternate suppliers and rely upon purchase orders, rather than longer-term supply agreements. We also do not carry a significant inventory of most components used in our products and generally could not replace our suppliers without significant effort and delay in production. In addition, switching components may require product redesign and new regulatory clearances by the FDA, either of which could significantly delay or prevent production and involve substantial costs.

Reliance on third-party vendors may lead to unanticipated interruptions in supply or failure to meet demand on a timely basis. Any supply interruption from our vendors or failure to obtain additional vendors for any of the components could limit our ability to manufacture our products and fulfill customer orders on a timely basis, which could harm our reputation and revenues.

**We have limited experience manufacturing certain components of our products in significant quantities, which could adversely impact the rate at which we grow.**

We may encounter difficulties in manufacturing relating to our products and products under development for the following reasons:

- our limited experience in manufacturing such products in significant quantities and in compliance with the FDA's Quality System Regulation;
- to increase our manufacturing output significantly, we will have to attract and retain qualified employees, who are in short supply, for the manufacturing, assembly and testing operations; and
- some of the components and materials that we use in our manufacturing operations are currently provided by sole and single sources of supply.

Our limited manufacturing experience has in the past resulted in unexpected and costly delays. For example, in 2006, as a part of our settlement of litigation with Suros Surgical Systems, a wholly-owned subsidiary of Hologic, we implemented a redesign to the EnCor system cutter. This effort resulted in a short-term decrease in yields and a delay in implementing certain cost improvements, which had an adverse effect on our costs of goods sold. In addition, although we believe that our current manufacturing capabilities will be adequate to support our commercial manufacturing activities for the foreseeable future, we may be required to expand our manufacturing facilities if we experience faster-than-expected growth. If we are unable to provide customers with high-quality products in a timely manner, we may not be able to achieve wide market adoption for our EnCor system or other products and products under development. Our inability to successfully manufacture or commercialize our devices could have a material adverse effect on our product sales.

**We rely on third-party manufacturers for certain components, and the loss of any of these manufacturers, or their inability to provide us with an adequate supply of high-quality components, could have a material adverse effect on our business.**

Although we manufacture certain components and assemble some of our products at our corporate headquarters in Aliso Viejo, California, we rely on third parties to manufacture most of the components of our products and are in the process of transferring additional manufacturing and assembly to our Thailand contract manufacturer. Some of these relationships are new and we have not had experience with their large commercial-scale manufacturing capabilities. For example, since the end of 2005, we have been transferring a portion of our manufacturing operations to a third party in Thailand. Because of the distance between California and Thailand, we may have difficulty adequately supervising and supporting its operations. There are several risks inherent in relying on third-party manufacturers, including:

- failure to meet our requirements on a timely basis as demand grows for our products;
- errors in manufacturing components that could negatively affect the performance of our products, cause delays in shipment of our products, or lead to malfunctions or returns;
- inability to manufacture products to our quality specifications and strictly enforced regulatory requirements;
- inability to implement design modifications that we develop in the future;
- unwillingness to negotiate a long-term supply contract that meets our needs or to supply components on a short-term basis on commercially reasonable terms;
- prioritization of other customers orders over ours; and
- inability to fulfill our orders due to unforeseen events, including foreign political events, that result in a disruption of their operations.

If a manufacturer fails to meet our needs with high-quality products on a timely basis, we may be unable to meet customer demand, which could have a material adverse effect on our reputation and customer relationships.

**Changes in coverage and reimbursement for procedures using our products could affect the adoption of our products and our future revenues.**

Breast biopsy procedures and markers are typically reimbursed by third-party payors, including Medicare, Medicaid and private healthcare insurance companies. These payors may adversely change their coverage amounts and reimbursement policies. Also, healthcare reform legislation or regulation may be proposed or enacted in the future that adversely affects these policies and amounts. For example, the Federal Deficit Reduction Act of 2006 may in the future affect future reimbursement rates for our vacuum- assisted biopsy products and Contura MLB products. We cannot assure you that the current scope of coverage or levels of reimbursement will continue to be available or that coverage of, or reimbursement for, our products will be available at all. If physicians, hospitals and other providers are unable to obtain adequate reimbursement for our current products or future products, or for the procedures in which such products are used, they may be less likely to purchase the products, which could have a material adverse impact on our market share. For example, Medicare modestly reduced 2008 reimbursement rates for multiple-dwell radiation balloon catheter procedures, which includes Contura MLB, performed by surgeons when compared with other radiation balloons.

**Any acquisitions that we make could disrupt our business and have an adverse effect on our financial condition.**

We expect that in the future we may identify and evaluate opportunities for strategic acquisitions of complementary product lines, technologies or companies. We may also consider joint ventures and other collaborative projects. However, we may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition and the management of any collaborative project may divert management's time and resources from our core business and disrupt our operations. We do not have any experience with acquiring other product lines, technologies or companies. We may spend time and money on projects that do not increase our revenues. Any cash acquisition we pursue would diminish the funds available to us for other uses, and any stock acquisition would be dilutive to our stockholders.

**Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and NASDAQ listing.**

As a public company, we will require greater financial resources than we have had as a private company. We will need to hire additional employees for our finance department. We cannot provide you with assurance that our finance department has or will maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors including:

- faulty human judgment and simple errors, omissions or mistakes;
- fraudulent action of an individual or collusion of two or more people;
- inappropriate management override of procedures; and
- the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to NASDAQ delisting, SEC investigation, and civil or criminal sanctions.

**Product liability claims may lead to expensive and time-consuming litigation, substantial damages, increased insurance rates, and may have a material adverse effect on our financial condition.**

Our business exposes us to potential product liability claims that are inherent in the manufacturing, marketing and sale of medical devices. For example, in the past we experienced, and in the future could experience, an issue related to the tip of our Gel Mark Ultra Biopsy Site Marker shearing off in the patient's breast during the biopsy procedure, which could lead to a claim of damages, though none has previously been made. We may be unable to avoid product liability claims, including those based on manufacturing defects or claims that the use, misuse or failure of our products resulted in a misdiagnosis or harm to a patient. Although we believe that our liability coverage is adequate for our current needs, and while we intend to expand our product liability insurance coverage to any products we intend to commercialize, insurance may be unavailable, prohibitively expensive or may not fully cover our potential liabilities. If we are unable to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to continue to market our products and to develop new products. Defending a product liability lawsuit could be costly and have a material adverse effect on our financial condition, as well as significantly divert management's attention from conducting our business. In addition, product liability claims, even if they are unsubstantiated, may damage our reputation by raising questions about our products' safety and efficacy, which could materially adversely affect our results of operations, interfere with our efforts to market our products and make it more difficult to obtain commercial relationships necessary to maintain our business.

**We may be adversely affected by the impact of environmental and safety regulations.**

We are subject to federal, state, local and foreign laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating the disposal of hazardous wastes and the health and safety of our employees. We may be required to obtain permits from governmental authorities for certain operations. If we violate or fail to comply with these laws and regulations, we could incur fines, penalties or other sanctions, which could adversely affect our business and our financial condition and cause our stock price to decline. We also may incur material expenses in the future relating to compliance with future environmental laws. In addition, we could be held responsible for substantial costs and damages arising from any contamination at our present facilities or third-party waste disposal sites. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur material liability as a result of any contamination or injury.

**Our success will depend on our ability to attract and retain key personnel, particularly members of management and scientific staff.**

We believe our future success will depend upon our ability to attract and retain employees, including members of management, engineers and other highly skilled personnel. Our employees may terminate their employment with us at any time. Hiring qualified personnel may be difficult due to the limited number of qualified professionals and the fact that competition for these types of employees is intense. If we fail to attract and retain key personnel, we may not be able to execute our business plan.

**Our ability to use net operating loss carryforwards may be limited.**

Section 382 of the Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership. We have internally reviewed the applicability of the annual limitations imposed by Section 382 caused by previous changes in our stock ownership and believe such limitations should not be significant. Future ownership changes, including changes resulting from or affected by our IPO, may adversely affect our ability to use our remaining net operating loss carryforwards. If our ability to use net operating loss carryforwards is limited, we may be subject to tax on our income earlier than we would otherwise be had we been able to fully utilize our net operating loss carryforwards.

## RISKS RELATED TO REGULATORY MATTERS

**The FDA may find that we do not comply with regulatory requirements and take action against us.**

Our products and facilities are subject to periodic unannounced inspections by the FDA and other regulatory bodies. In particular, we are required to comply with the FDA's Quality System Regulations, or QSRs, and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage, shipping and post-market surveillance of our products.

We underwent an inspection of our facilities by the FDA in April 2005, which resulted in the issuance in July 2005 of a Warning Letter from the FDA related to, among other things, our failure to adequately validate manufacturing changes we undertook to prevent the tip of the Gel Mark Ultra Biopsy Site Marker from shearing off in the patient's breast during the biopsy procedure, which we had experienced. The letter required us to take prompt action to strengthen our Quality System and product engineering area. We responded to the FDA with a comprehensive corrective action plan in August 2005. We believe we are in compliance with the QSRs. However, during a future inspection, the FDA may determine that we have failed to adequately or completely implement the corrective action plan or may find additional material violations. Such a determination could lead the FDA to commence an enforcement action against us, which may include the following sanctions:

- injunctions, fines, other civil penalties or additional Warning Letters;
- the refusal of, or delay by, the FDA in granting further 510(k) clearances or approving further premarket approval applications;
- suspension or withdrawal of our FDA clearances or approvals;
- operating restrictions, including total or partial suspension of production, distribution, sales and marketing of our products; or
- product recalls, product seizures or criminal prosecution of our company, our officers or our employees.

Any of these could have a material adverse effect on our reputation, results of operation and financial condition.

**If we fail to obtain or maintain necessary FDA clearances or approvals for products, or if clearances or approvals are delayed, we will be unable to commercially distribute and market our products in the United States.**

Our products are medical devices, and as such are subject to extensive regulation in the United States and in the foreign countries where we do business. Unless an exemption applies, each medical device that we wish to market in the United States must first receive 510(k) clearance or premarket approval from the FDA. Either process can be lengthy and expensive. The FDA's 510(k) clearance process usually takes from three to twelve months from the date the application is complete, but it may take longer. The premarket approval process is much more costly, lengthy and uncertain. It generally takes from one to three years from the date the application is completed or even longer. Achieving a completed application is a process that may require numerous clinical trials and the filing of amendments over time. We expect that our products in the foreseeable future will be subject to 510(k) procedures and not premarket approval, or PMA, applications. We may not be able to obtain additional FDA clearances or approvals in a timely fashion, or at all. Delays in obtaining clearances or approvals could adversely affect our revenues and profitability.

**Modifications to our devices may require new 510(k) clearances, which may not be obtained.**

The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new clearance; however, the FDA can review a manufacturer's decision. Any modifications to an FDA-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use would require a 510(k) clearance or possibly a premarket approval.

We have modified aspects of some of our products since receiving FDA clearance, but we believe that new 510(k) clearances are not required. We may make additional modifications, and in appropriate circumstances, determine that new clearance or approval is unnecessary. The FDA may not agree with our decisions not to seek new clearances or approvals. If the FDA requires us to seek 510(k) clearances or approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain clearance or approval. Also, in these circumstances we may be subject to adverse publicity, regulatory Warning Letters and significant fines and penalties.

**Government regulation imposes significant restrictions and costs on the development and commercialization of our products.**

Any products cleared or approved by the FDA are subject to on-going regulation. Any discovery of previously unknown or unrecognized problems with the product or a failure of the product to comply with any applicable regulatory requirements can result in, among other things:

- Warning Letters, injunctions, fines or other civil penalties;
- the refusal of, or delay by, the FDA in granting further 510(k) clearances or approving further premarket approval applications;
- suspension or withdrawal of our FDA clearances or approvals;
- operating restrictions, including total or partial suspension of production, distribution, sales and marketing of our products; or
- product recalls, product seizures or criminal prosecution of our company, our officers or our employees.

Any of these could have a material adverse effect on our reputation and results of operations.

## RISKS RELATED TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK

**Our common stock has been publicly traded for a short time and an active trading market may not be sustained.**

Prior to March 2007, there had been no public market for our common stock. An active trading market may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.

**If our public guidance or our future operating performance does not meet investor expectations, our stock price could decline.**

As a public company, we provide guidance to the investing community regarding our anticipated future operating performance. Our business typically has a short sales cycle, so that we do not have significant backlog of orders at the start of a quarter, and our ability to sell our products successfully is subject to many uncertainties. In light of these factors, it is difficult for us to estimate with accuracy our future results. Our expectations regarding these results will be subject to numerous risks and uncertainties that could make actual results differ materially from those anticipated. If our actual results do not meet our public guidance or our guidance or actual results do not meet the expectations of third-party financial analysts, our stock price could decline significantly.

**We expect that the price of our common stock will fluctuate substantially.**

The market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

- volume and timing of sales of our products;
- the introduction of new products or product enhancements by us or our competitors;
- disputes or other developments with respect to our intellectual property rights or the intellectual property rights of others;
- our ability to develop, obtain regulatory clearance or approval for, and market, new and enhanced products on a timely basis;
- product liability claims or other litigation;
- quarterly variations in our or our competitors' results of operations;
- sales of large blocks of our common stock, including sales by our executive officers and directors;
- announcements of technological or medical innovations for the diagnosis and treatment of breast cancer;

- changes in governmental regulations or in the status of our regulatory approvals or applications;
- changes in the availability of third-party reimbursement in the United States or other countries;
- changes in earnings estimates or recommendations by securities analysts; and
- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

**Our directors, executive officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.**

Our officers, directors and principal stockholders that currently hold more than 5% of our common stock together control nearly a majority of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exercise significant influence over the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might have a material adverse effect on the market price of our common stock and may not be in the best interest of our other stockholders.

**A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.**

Following the expiration of lock-up arrangements with our stockholders in September 2007 that were entered into in connection with our IPO, all shares of our common stock that were outstanding before the IPO are now eligible for resale, subject to compliance with Rule 144 under the Securities Act. If our stockholders sell substantial amounts of our common stock, the market price of our common stock could decline.

**Our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that could discourage a takeover.**

Our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

- a classified board of directors;
- advance notice requirements to stockholders for matters to be brought at stockholder meetings;
- a supermajority stockholder vote requirement for amending certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws;
- limitations on stockholder actions by written consent; and
- the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of our common stock and limit the price that investors might be willing to pay in the future for shares of the common stock.

**We do not intend to pay cash dividends.**

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, we anticipate that capital appreciation of our common stock, if any, will be your sole source of potential gain for the foreseeable future.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

We currently occupy a facility of approximately 20,000 square feet in Aliso Viejo, California, under a lease which expires on October 31, 2008. In April 2006, we obtained an additional 3,260 square foot facility in Laguna Hills, California, which is being used for shipping and storage. The Laguna Hills lease and the lease for our current corporate headquarters in Aliso Viejo, California, expire in October 2008. We have reached capacity in our existing facilities and will move all of our operations to a new facility in nearby Irvine, California. On March 5, 2008, we entered into a Lease Agreement with The Irvine Company LLC for the lease of approximately 41,402 square feet space at 3 Morgan, Irvine, California. The term of the lease will commence on November 1, 2008 and expire on January 31, 2014. Additionally, following the completion of tenant improvements and the meeting of other specified requirements, the lease provides for a period of rent-free early occupancy before the commencement date.

## ITEM 3. LEGAL PROCEEDINGS

On January 8, 2008, Hologic and its wholly-owned subsidiaries, including Cytyc Corporation and Cyctc LP, filed a lawsuit against us in the United States District Court, Northern District of California, San Jose Division. The complaint generally alleges patent infringement of certain Hologic brachytherapy patent claims, seeking unspecified monetary damages and an injunction against us for infringement of those claims. On February 6, 2008, Hologic filed a motion seeking a preliminary injunction in the case and requested that the Court stop the sale of Contura MLB. The preliminary injunction hearing is set for April 21, 2008. On March 7, 2008, Hologic filed an amended complaint restating its allegations regarding patent infringement, and adding new claims related to unfair competition under the Lanham Act and California state unfair competition and false advertising statutes. We have reviewed the claims made by Hologic, are confident in our proprietary intellectual property and actions, and intend to vigorously defend ourselves in this matter. Because the outcome of this litigation is undetermined, we cannot reasonably estimate the possible loss or range of loss that may arise from the litigation, we have not recorded an accrual for possible damages. We are currently estimating that attorney and related litigation costs in connection with this matter could range between $1.4 million to $1.7 million during fiscal year 2008.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

# PART II

## ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Stock Exchange Listing

Our common stock has traded on the Nasdaq Global Market under the symbol "SENO" since our initial public offering on March 29, 2007. Prior to that time, there was no public market for our stock. On February 29, 2008, the closing sale price of our common stock was $8.19 per share.

### Common Stockholders

As of February 29, 2008, there were approximately 111 stockholders of record of our common stock.

### Stock Prices

The following table sets forth quarterly high and low closing sales prices of our common stock for the indicated periods.

| Year Ended December 31, 2007 | High | Low |
|---|---|---|
| Fourth Quarter | $ 9.67 | $ 8.00 |
| Third Quarter | $ 10.55 | $ 7.94 |
| Second Quarter | $ 10.85 | $ 7.95 |

**Dividend Policy**

We have never paid a cash dividend and have no present intention to pay cash dividends in the foreseeable future. The Board of Directors currently intends to retain any future earnings for use in our business.

**Use of Proceeds**

We did not sell any unregistered securities during the period covered by this Annual Report on Form 10-K.

We registered for the initial public offering of our common stock, par value $0.001 per share, on a Registration Statement on Form S-1 (Registration No. 333-134466), which was declared effective on March 28, 2007. On April 3, 2007, we completed the initial public offering of our common stock by selling 5.5 million shares at $8.00 per share. Additionally, on April 20, 2007, the underwriters in the IPO exercised their overallotment option to purchase an additional 825,000 shares at $8.00 per share. Gross proceeds from the offering were $50.6 million. Total expenses from the offering were $5.8 million, which included underwriting discounts and commissions of $3.5 million, and $2.3 million in other offering-related expenses. Net offering proceeds, after deducting total expenses were $44.8 million.

Of the $44.8 million in net proceeds, through December 31, 2007, we have spent approximately $1.8 million to repay interest owing on our May 2006 Notes, the repayment of which accelerated and became due as a result of the IPO. In November 2007 we used $10.3 million to repay a December 2006 Subordinated Note with Escalate Capital before its contractual maturity. For the period from the IPO through December 31, 2007, we incurred $14.7 million in selling and marketing expenses, $4.9 million in research and development expenses and $3.4 million in general and administrative expenses.

**Stock Performance Graph**

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return of the Nasdaq Composite Index and the Nasdaq Medical Equipment Index for the period beginning on March 29, 2007, our first day of trading after our initial public offering, and ending on December 31, 2007.



COMPARISON OF 9 MONTH CUMULATIVE TOTAL RETURN*
Among SenoRx Inc, The NASDAQ Composite Index
And The NASDAQ Medical Equipment Index
$130
$120
$110
$100
$90
$80
$70
$60
3/29/07
12/31/07
SenoRx Inc
NASDAQ Composite
NASDAQ Medical Equipment
* $100 invested on 3/29/07 in stock or 3/31/07 in index-including reinvestment of dividends.
Fiscal year ending December 31.


(1) The graph assumes that $100 was invested on March 29, 2007 in our common stock, the Nasdaq Composite Index, and the Nasdaq Medical Equipment Index, and that all dividends were reinvested. No dividends have been declared or paid on our common stock. Stock performance shown in the above chart for the common stock is historical and should not be considered indicative of future price performance. This graph was prepared by Research Data Group, Inc.

## ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected historical financial data. We derived the selected statements of operations data for the years ended December 31, 2007, 2006 and 2005 and balance sheet data as of December 31, 2007 and 2006 from our audited financial statements and notes thereto that are included elsewhere in this annual report. We derived the selected statements of operations data for the years ended December 31, 2003 and the balance sheet data as of December 31, 2003 and 2004 from our audited financial statements that do not appear in this annual report.

You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this annual report.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (in thousands, except per share data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Net revenues | $35,036 | $ 25,508 | $19,253 | $13,751 | $10,277 |
| Cost of goods sold (1) | 15,124 | 13,506 | 10,105 | 6,415 | 4,829 |
| Gross profit | 19,912 | 12,002 | 9,148 | 7,336 | 5,448 |
| Operating expenses: | | | | | |
| Selling and marketing (1) | 19,023 | 15,041 | 10,148 | 7,507 | 7,974 |
| Research and development (1) | 6,354 | 5,323 | 4,903 | 4,790 | 4,928 |
| General and administrative (1) | 4,187 | 2,050 | 2,116 | 1,709 | 1,197 |
| Total operating expenses | 29,564 | 22,414 | 17,167 | 14,006 | 14,099 |
| Loss from operations | (9,652) | (10,412) | (8,019) | (6,670) | (8,561) |
| Interest expense, net | 7 | 850 | 594 | 148 | 95 |
| Loss on debt extinguishment | 1,265 | 197 | — | — | — |
| Change in fair value of convertible promissory notes | (991) | 3,960 | — | — | — |
| Loss before provision for income taxes | (9,933) | (15,419) | (8,613) | (6,818) | (8,746) |
| Provision for income taxes | — | — | 10 | 6 | 1 |
| Net income (loss) | $(9,933) | $(15,419) | $ (8,613) | $ (6,818) | $(8,746) |
| Net loss per share—basic and diluted | $ (0.75) | $ (6.61) | $ (4.19) | $ (4.54) | $ (5.96) |
| Weighted-average shares outstanding basic and diluted (2) | 13,309 | 2,332 | 2,060 | 1,504 | 1,468 |

(1)

| | | | | | |
|---|---|---|---|---|---|
| Includes all non-cash stock-based compensation expense as follows: | | | | | |
| Cost of goods sold | $ 110 | $ 52 | $ 34 | $ 17 | $ — |
| Selling and marketing | 589 | 409 | 438 | 184 | — |
| Research and development | 509 | 395 | 286 | 184 | — |
| General and administrative | 883 | 220 | 563 | 416 | 8 |
| Total | $ 2,091 | $ 1,076 | $ 1,321 | $ 801 | $ 8 |

(2) See Note 1 of the notes to our audited financial statements included elsewhere in this annual report for an explanation of the determination of the number of shares used in computing per share data.

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (in thousands) | | | | |
| **Balance Sheet Data**: | | | | | |
| Cash and cash equivalents | $ 17,185 | $ 7,413 | $ 482 | $ 3,703 | $ 4,537 |
| Working capital | 32,894 | 7,386 | 2,308 | 4,578 | 3,666 |
| Total assets | 42,062 | 19,981 | 8,163 | 9,148 | 9,031 |
| Long term obligations, less current portion | 27 | 12,125 | 2,741 | 3,829 | 1,254 |
| Convertible promissory notes (at fair value) | — | 11,960 | — | — | — |
| Convertible preferred stock | — | 46,817 | 46,817 | 41,050 | 37,353 |
| Total stockholders' equity (deficit) | 34,363 | (13,582 ) | 658 | 1,922 | (3,162 ) |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those expressed or implied by such forward-looking statements. For a detailed discussion of these risks and uncertainties, see the "Risk Factors" section in Item 1A of Part I of this Form 10-K. We caution the reader not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Form 10-K. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Form 10-K.*

### Overview

We develop, manufacture and sell minimally-invasive medical devices that are used in the diagnosis of breast cancer. We were incorporated in 1998. From our inception until 2002, our principal activity was the development and regulatory clearance of our initial products, primarily our biopsy tissue markers and our first breast biopsy system, the EnCor 360 (previously referred to by us and marketed as SenoCor 360). We launched our first biopsy tissue markers in 2002 and our EnCor 360 in 2003. The Encor 360 hardware subsequently served as a platform to facilitate the later launch of the EnCor probes, which are compatible with the major imaging modalities.

In 2004, we received 510(k) clearance from the FDA to market our EnCor breast biopsy system, our flagship product for use in breast biopsy procedures, conducting market preference testing commencing in the fourth quarter of 2004. Over the subsequent period ending in October 2005, we began selling the product on a limited basis while we focused on enhancing certain components of the product to optimize its performance, and we subsequently progressed with a full commercial launch of our EnCor system in November 2005.

We are currently developing minimally-invasive products for surgical excision of lesions and for breast cancer treatment. We received 510(k) clearance for our Contura Multi-Lumen Radiation Balloon Catheter, or Contura MLB, in May 2007 and launched in January 2008. We are also developing next generation tissue marker products, additional EnCor line extensions, line extensions of Contura MLB, and certain radio frequency based tissue cutting devices.

We have historically derived our revenues primarily from our tissue marker products. However, our EnCor system accounted for a majority of our revenue growth in 2007. Our ability to meet this expectation is based upon a number of assumptions, which may not ultimately occur, including growth of our sales force, growth in the market for minimally-invasive breast biopsy procedures and rapid adoption of the product by physicians who specialize in breast care. We expect our Contura MLB to rapidly become a significant contributor to our revenues and we intend to market this device as a compelling alternative to competing devices.

For the year ended December 31, 2007, we generated net revenues of $35.0 million and a net loss of $9.9 million. As of December 31, 2007, our accumulated deficit was $75.5 million. We have not been profitable since inception. We expect our operating expenses to increase as we expand our business to meet anticipated increased demand for our EnCor system, expand sales of our Contura MLB and devote resources to our sales and marketing and research and development activities.

#### *Net Revenues*

We derive our revenues primarily from the sales of our breast biopsy systems, breast biopsy capital, our tissue markers, and other products for breast care. Nearly all of our sales are generated in the United States and Canada, where we employ a direct sales force. Our breast biopsy systems, the EnCor and EnCor 360, consist of two primary components: reusable handpieces and disposable probes, and are used in conjunction with our SenoRx Breast Biopsy Console. The disposable probes form the basis of a recurring revenue stream and also contribute to the sales of tissue markers. Diagnostic adjunct revenue consists primarily of tissue marker sales, both used with our breast biopsy systems and with competitor's biopsy products. Our breast biopsy capital includes a reusable handpiece, a control module and vacuum source used in conjunction with our disposable biopsy probe. We expect that the sales of biopsy disposable, biopsy capital and marker products will continue to grow in 2008. We further expect that the sales of our adjunct and excision products will also grow, though at a slower rate.

### *Cost of Goods Sold*

Our cost of goods sold consists of the cost to manufacture and assemble our products, primarily including materials, components and labor. We assemble and package all of our finished products with the exception of our Gamma Finder product. We expect that our cost of goods sold as a percentage of revenue will decrease, and, correspondingly, gross profits will increase, as a percentage of net revenues with increased sales volume, product enhancements and outsourced manufacturing efficiencies. At the end of 2005, we entered into an agreement with a contract manufacturer in Thailand and began to transfer a portion of our manufacturing for certain components of our products to this site, and we anticipate that we will transfer additional manufacturing to this site in order to increase gross margins. We anticipate that our gross margin will continue to increase in 2008 due to design and production process improvements, the manufacturing efficiencies that we expect to see with increased production, and the continued successful transfer of manufacturing of certain products and product components to our Thailand contract manufacturer.

### *Operating Expenses*

Our operating expenses consist of research and development, selling and marketing, and general and administrative expenses. Stock-based compensation, a non-cash item, is primarily included in these expenses.

Our research and development expenses consist of salaries and related expenses of our research and development personnel and consultants and costs of product development, which include patent filing and maintenance costs, production engineering, clinical and regulatory support and post-clearance clinical product enhancements. We expense all our research and development costs as they are incurred. We expect research and development expenses to increase in absolute terms as we continue to develop, enhance, obtain clinical results and commercialize existing and new products; however, for 2008, we believe that research and development expenses will increase relative to expenses incurred in 2007.

Our selling and marketing expenses consist of salaries and related expenses of our direct sales team and sales management, travel, clinical education and training expenses, marketing and promotional expenses, and costs associated with tradeshows. We expect selling and marketing expenses to increase in absolute terms as we expand our sales organization and promotional activities, although at a rate less than our revenue growth rate.

Our general and administrative expenses consist of the cost of corporate operations, litigation and professional services. We expect general and administrative expenses to increase in absolute dollars as we increase our infrastructure to comply with the regulatory requirements associated with publicly-traded companies and anticipated litigation expenses relating to the current Hologic patent infringement lawsuit.

We expect to incur stock-based compensation expense for option grants, which will be accounted for under SFAS No. 123R. We anticipate that non-cash expenses for options accounted for under SFAS No. 123R will increase in 2008 based upon the number of options granted. We also expect to incur stock-based compensation expense related to the issuance of common stock under our employee stock purchase plan.

### *Interest*

Interest represents income generated from our cash and cash equivalents and short-term investments that are invested generally in liquid money-market funds and commercial paper, offset by expense incurred on our debt obligations. During 2007, these debt obligations included a working capital facility, an equipment facility and long-term notes payable. Interest expense also includes the fair value for any equity interests, such as warrants, granted in conjunction with the debt obligations. The fair value of the equity interests were amortized to interest expense over the term of the related debt obligations. We expect interest expense will decrease due to the retirement of certain debt obligations in 2007 and early 2008.

### *Income Tax Expense*

Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and no benefit has been recognized for our net operating loss and other deferred tax assets. Income tax expense relates to certain state taxes.

## Results of Operations

The following table sets forth our results of operations expressed as percentages of revenues for the years ended December 31, 2007, 2006 and 2005:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net revenues | 100.0% | 100.0% | 100.0% |
| Cost of goods sold | 43.2 | 52.9 | 52.5 |
| Gross profit | 56.8 | 47.1 | 47.5 |
| Operating expenses: | | | |
| Selling and marketing | 54.3 | 59.0 | 52.7 |
| Research and development | 18.1 | 20.9 | 25.5 |
| General and administrative | 12.0 | 8.0 | 11.0 |
| Total operating expenses | 84.4 | 87.9 | 89.2 |
| Loss from operations | 27.5 | 40.8 | 41.7 |
| Interest expense | 4.7 | 3.9 | 3.5 |
| Loss on debt extinguishment | 3.6 | 0.8 | — |
| Change in fair value of convertible promissory notes and warrant liability | (2.8) | 15.5 | — |
| Interest income | (4.7) | (0.6) | (0.4) |
| Provision for income taxes | — | — | 0.1 |
| Net loss | (28.4)% | (60.4)% | (44.8)% |

***Year ended December 31, 2007 Compared to year Ended December 31, 2006***

***Net Revenues.*** Net revenues increased $9.5 million, or 37.3%, to $35.0 million in 2007 from $25.5 million in 2006. The increase primarily consisted of an increase of $5.2 million in biopsy disposable revenues, or 47.8% from 2006, due to a larger installed base of EnCor systems. Biopsy capital revenues increased $2.1 million, or 165.2%, due to a greater number of customers purchasing our breast biopsy systems as compared to those customers acquiring the capital through a "product supply agreement" in 2006. Diagnostic adjunct revenues increased $1.7 million, or 12.7%, primarily due to an increase in marker sales resulting from increased EnCor disposable biopsy sales and sales of markers used with competitive biopsy disposables and increased Gamma Finder sales. Diagnostic therapeutic revenues increased $542,000 as we began sales of our Contura MLB to a limited number of clinical sites in June 2007 following the May 2007 FDA 510(k) clearance.

***Cost of Goods Sold and Gross Profit.*** Cost of goods sold increased $1.6 million, or 12.0%, to $15.1 million in 2007 from $13.5 million in 2006. The increase in total cost of goods sold primarily consisted of an increase in direct labor, manufacturing overhead and material costs associated with our increase in product sales. Gross profit increased $7.9 million or 65.9% in 2007 to $19.9 million from $12.0 million in 2006. Gross profit as a percentage of net revenues increased by 9.7% to 56.8% in 2007 from 47.1% in 2006. The increase in gross profit as a percentage of net revenues was primarily attributable to improved efficiencies in the production of our disposable biopsy probe and allocating manufacturing overhead over greater product revenues and inventory unit production.

***Selling and Marketing Expenses.*** Selling and marketing expenses increased $4.0 million, or 26.5%, to $19.0 million in 2007 from $15.0 million in 2006. The increase primarily consisted of $2.9 million in salaries and related employee costs due to the expansion of our sales organization, $158,000 in equity based compensation charges including deferred compensation and the discount associated with shares purchased by employees under our Employee Stock Purchase Plan and $947,000 increase in selling and promotional related expenses.

***Research and Development Expenses.*** Research and development expenses increased $1.0 million, or 19.4%, to $6.4 in 2007 from $5.3 million in 2006. The increase in these expenses primarily consisted of $156,000 in salaries and the related employee costs, $727,000 associated with project costs for the development of the Contura MLB, SenoSonix and VisLoc, and a $108,000 increase in equity based compensation charges including deferred compensation and the discount associated with shares purchased by employees under our Employee Stock Purchase Plan.

***General and Administrative Expenses***. General and administrative expenses increased $2.1 million, or 104.2%, to $4.2 million in 2007 from $2.1 million in 2006. The increase primarily consisted of $440,000 related to increased headcount and increased compensation, $670,000 for public company related costs, including legal and reporting expenses, $659,000 in equity based compensation charges including deferred compensation and the discount associated with shares purchased by employees under our Employee Stock Purchase Plan and $331,000 for increased departmental costs. These increases were partially offset by a $226,000 decrease in legal fees associated with the resolution of the Suros litigation in May 2006.

***Interest Expense***. Interest expense increased $649,000 to $1.6 million in 2007 from $998,000 in 2006. The increase was due to the interest expense incurred on the December 2006 Subordinated Note payable.

***Loss on Debt Extinguishment.*** In November 2007, we incurred a $1.3 million expense on the retirement of the December 2006 Subordinate Note, representing the unamortized debt issuance and debt discounts which would have been otherwise charged to interest expense over the term of the note. In 2006, we incurred a $200,000 expense related to the acceleration of the amortization of the debt discount and issuance costs associated with the early repayment of a 2004 Subordinated Note payable with proceeds from the issuance of the 2006 Subordinated Note.

***Change in Fair Value of Convertible Promissory Notes and Warrant Liability***. In 2007, we recorded income of $160,000 for the change in fair value of our May 2006 Notes in accordance with FAS No. 155 and income of $831,000 for the reduction in the fair value of the related warrant liability. In 2006, we recorded a $3.8 million expense for the changes in fair value of our May 2006 Notes.

***Interest Income***. Interest income increased $1.5 million to $1.6 million in 2007 from $148,000 in 2006 primarily as a result of increased interest income from higher cash and short-term investment balances resulting from our IPO, which closed in April 2007.

***Year ended December 31, 2006 Compared to year Ended December 31, 2005***

***Net Revenues***. Net revenues increased $6.25 million, or 32.5%, to $25.5 million in 2006 from $19.25 million in 2005. The increase was primarily attributable to a $4.8 million increase in biopsy disposable revenues, comprised of a $4.7 million increase in EnCor biopsy disposable revenues and a $100,000 increase in EnCor 360 biopsy disposable revenues. The remaining $1.5 million increase resulted from increased biopsy marker product revenues of $1.25 million, increased adjunct product revenues of $350,000, largely related to increased Gamma Finder sales and a decrease in excision and biopsy capital product revenues of $100,000 and $50,000, respectively. The $4.7 million increase in EnCor biopsy disposable revenues discussed above was primarily due to an increase in the installed base of EnCor systems from approximately 164 as of December 31, 2005 to 317 as of December 31, 2006.

***Cost of Goods Sold and Gross Profit***. Cost of good sold increased $3.4 million or 33.7%, to $13.5 million in 2006 from $10.1 million in 2005. The increase in total cost of goods sold was primarily attributable to an increase in direct labor, manufacturing overhead and material costs associated with our increase in product sales. Gross profit as a percentage of net revenue decreased by 0.4% to 47.1% in the year ended 2006 from 47.5% in 2005. The decrease in gross profit as a percentage of net revenues was primarily attributable to costs associated with several changes to the EnCor cutter that we made in response to the Suros litigation settlement and design enhancements to certain of our first generation biopsy products.

***Research and Development Expenses.*** Research and development expenses increased $400,000, or 8.6%, to $5.3 million in 2006 from $4.9 million in 2005. The increase in these expenses resulted from a $500,000 increase in salaries and the related employee costs, which increase was primarily due to headcount additions and increased annual compensation to employees, as well as a $0.1 million increase in stock-based compensation charges. These increased costs were offset by a reduction of $100,000 in patent and legal fees and a reduction of $100,000 in developmental project costs.

***Selling and Marketing Expenses.*** Selling and marketing expenses increased $4.9 million, or 48.2%, to $15.0 million in 2006 from $10.1 million in 2005. The increase was primarily attributable to an increase of $3.1 million in salaries and related employee costs due to the expansion of our sales organization (both in terms of direct sales representatives and the expansion of our clinical application specialists headcount), a $900,000 increase in sales travel expenses and associated costs due to our pursuit of expanding our market penetration, an increase of $900,000 attributable to sales promotion and related costs including trade shows and training programs. These increased expenses were partially offset by a $50,000 decrease in stock-based compensation charges.

***General and Administrative Expenses***. General and administrative expenses decreased $0.1 million, or 3.1%, to $2.1 million in 2006 from $2.1 million in 2005. The decrease was primarily attributable to a $0.3 million decrease in stock-based compensation charges. These decreases were partially offset by a $200,000 increase in professional and consulting fees associated with our financial reporting function and valuations of our common and preferred stock.

***Interest Expense.*** Interest expense increased $300,000, or 50.0%, to $1.0 million in 2006 from $700,000 in 2005. The increase was due to higher average borrowings on our working capital line and higher interest rates.

***Loss on Debt Extinguishment.*** In December 2006, we incurred a $200,000 expense related acceleration of the amortization of the debt discount and issuance costs associated with the early repayment of the 2004 Subordinated Note payable with proceeds from the issuance of the 2006 Subordinated Note.

***Change in Fair Value of Convertible Promissory Note.*** In 2006, we recorded a $4.0 million charge for the changes in fair value of our May 2006 Notes in accordance with FAS No. 155.

***Other Income - Net.*** Other income increased $80,000, or 105.7%, to $150,000 in 2006 from $70,000 in 2005. The higher cash balances resulting from the May 2006 issuance of the $8.0 million convertible promissory notes contributed to the increase in interest income.

## Liquidity and Capital Resources

### *General*

We have incurred losses since our inception in January 1998 and, as of December 31, 2007, we had an accumulated deficit of $75.5 million. From inception through December 31, 2007, we generated cumulative gross profit from the sale of our product offerings of $56.7 million. To date, our operations have been funded primarily with proceeds from the issuance of our preferred stock and borrowings, including our issuance of the May 2006 Notes and the December 2006 Subordinated Note, and our IPO that closed in April 2007. Cumulative net proceeds from the issuance of preferred stock totaled $46.8 million. Proceeds from the issuance of the May 2006 Notes totaled $8.0 million. Proceeds from the issuance of the December 2006 Subordinated Note was $10.0 million, of which $1.2 million was used to repay the 2004 Subordinated Note payable. Net proceeds from our IPO, including the sale of shares pursuant to the subsequent underwriters' overallotment and after deducting total expenses, was $44.8 million. All of our preferred stock converted into common stock upon the closing of the IPO. In November 2007 we used $10.3 million to retire the December 2006 Subordinated Note and in February 2008 we used $2.0 million to repay the February 2003 convertible subordinated note and 2002 note obligations owing to Century Medical.

We believe that our cash and cash equivalents, and our anticipated ability to draw down on our working capital and equipment facilities, will be sufficient to meet our projected operating requirements for at least the next 12 months. We anticipate that we will continue to use cash in our operating activities and investing activities for the foreseeable future as we grow our business.

### *Net Cash Used in Operating Activities—Year Ended 2007*

Net cash used in operating activities was $10.3 million, for the year ended December 31, 2007, which was a function of an increase in inventory of $2.7 million, an increase in accounts receivable of $1.2 million, a decrease in accounts payable and accrued expenses of $748,000, and an increase in prepaid expenses of $324,000. These uses of cash were partially offset by a decrease in other assets of $384,000 and an increase in deferred revenue of $58,000. The aggregate increased investment in inventory of $2.7 million resulted primarily from two major factors, including our decision to build shelf stock of our higher volume products in order to better service our customers, and the need to purchase longer-term quantities of certain parts due to long lead times. We expect inventory will continue to increase in 2008. The increase in accounts receivable was primarily due to an increase in net sales. While we expect that the amount of accounts receivable will fluctuate based on the timing of sales and collections, we expect our ratio of overall investment in accounts receivable as compared to revenues will remain constant as compared to 2007. The $748,000 decrease in accounts payable and accrued expenses resulted from the use of proceeds from our April 2007 IPO, which allowed us to reduce outstanding accounts payable with certain vendors.

*Net Cash Used in Investing Activities—Year Ended 2007*

Net cash used in investing activities amounted to $11.3 million during the year ended December 31, 2007, primarily attributable to the purchase of short-term investments and the addition of demonstration units and new manufacturing molds.

*Net Cash Provided by Financing Activities—Year Ended 2007*

Net cash provided by financing activities was $31.4 million during the year ended December 31, 2007, primarily attributable to proceeds of $47.1 million from our April 2007 IPO and underwriters' overallotment, a $2.8 million advance on our working capital facility and $61,000 related to the proceeds from the issuance of common stock from option exercises. These proceeds were partially offset by an aggregate of $17.8 million in repayments under our various debt facilities and $941,000 in cash paid for deferred offering costs including legal, accounting and printing fees, which were offset against offering proceeds at the completion of our IPO in April 2007.

*Net Cash Used in Operating Activities—Years Ended 2006 and 2005*

Net cash used in operating activities was $9.2 million and $7.5 million for the years ended December 31, 2006 and 2005, respectively. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation, amortization of deferred compensation and amortization of debt discounts and changes in operating assets and liabilities.

For the year ended December 31, 2005, operating assets and liabilities aggregated to a net use of cash in the amount of $1.6 million. The major components of this net use were an increase in accounts receivable, inventory and other assets of $700,000, $1.6 million and $300,000, respectively. This use of cash was partially offset by increases in accounts payable and accrued expenses of $900,000 and $200,000, respectively.

Net cash used in our operating activities increased from $7.5 million in 2005 to $9.2 million in 2006 due to changes in assets and liabilities, which was a function of an increase in inventory of $1.9 million, an increase in accounts receivable of $1.4 million and an increase in accounts payable and accrued expenses of $2.9 million. The aggregate increased investment in inventory of $1.9 million resulted primarily from three major factors, including our requirement to purchase inventory from a distributor earlier than needed, our decision to build shelf stock of our higher volume products in order to better service our customers, and the need to purchase longer-term quantities of certain parts due to long lead times.

*Net Cash Used in Investing Activities—Years Ended 2006 and 2005*

Net cash used in investing activities was $900,000 and $600,000 for the years ended December 31, 2006 and 2005, respectively.

During the year ended December 31, 2006, cash used consisted of $500,000 for new molds, equipment and machinery, $150,000 for demonstration units, $100,000 for new computers and software, $96,000 for a trade show booth and equipment, and $29,000 for leasehold improvements.

*Net Cash Provided by Financing Activities—Years Ended 2006 and 2005*

Net cash provided by financing activities was $17.0 million in 2006 and $4.9 million in 2005.

The increase in 2006 as compared to 2005 was primarily attributable to the proceeds of $10.0 million related to the December 2006 Subordinated Note, $8.0 million related to the May 2006 convertible promissory notes, an aggregate of $3.1 million in borrowings under our various debt facilities and $100,000 related to proceeds from the issuance of common stock from option exercises. These sources of cash were offset by $2.7 million in scheduled debt repayments and the early repayment of the 2004 Subordinated Note payable, $1.3 million in cash paid for deferred offering costs including legal, accounting and printing fees, which were at the time to be reclassified as additional paid-in capital at the completion of the IPO, and $200,000 for payment of debt issuance costs.

***Accounts Receivable***

Our accounts receivable days outstanding were 47 days at December 31, 2007, 42 days at December 31, 2006 and 44 days at December 31, 2005. Our products are typically sold for terms net 30 days from shipment. We review our accounts receivable balances and customers regularly to establish and maintain an appropriate allowance for doubtful accounts. Our account analysis includes reviewing the customer's historical payment history, the amount and number of days an account is outside of payment terms, the magnitude of the account balance, historical order patterns and any specific knowledge about the customer's financial condition. Our allowance for doubtful accounts as a percentage of gross receivables was 2.0%, 2.8% and 3.0% at December 31, 2007, 2006 and 2005, respectively. Our reserve requirements are based on our review of every account and we place particular emphasis on each customer account with an account receivable balance more than 90 days old and on that customer's specific payment history and other financial information. As our revenues increase, we anticipate our days sales outstanding will fluctuate moderately.

***Contractual Obligations***

The following summarizes our long-term contractual obligations at December 31, 2007:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Long-term debt obligations | $2,098,216 | $2,088,158 | $ 10,058 | $ — | $ — |
| Capital lease obligations | 26,508 | 12,727 | 13,781 | | |
| Operating lease obligations | 315,082 | 315,082 | — | — | — |
| Purchase obligations | 1,325,600 | 1,325,600 | — | — | — |
| Total | $3,765,406 | $3,741,567 | $ 23,839 | $ — | $ — |

The operating leases shown above reflect payments related to our real estate leases in Aliso Viejo and Laguna Hills, California, both of which expire in October 2008 and does not include payments related to our new lease in Irvine, California, which will amount to $3.0 million over the 63 month duration of the lease commencing in November 2008.

The purchase commitments shown above reflect our obligations under our June 2003 exclusive distribution agreement with World of Medicine for our Gamma Finder product.

***Working Capital and Equipment Facilities.*** We have a working capital facility with Silicon Valley Bank that, as a result of an amendment to the facility in February 2007, has an aggregate limit of $4.0 million and expires on February 20, 2009. Advances on the working capital line require monthly interest payments at the bank's prime rate plus 1.25% per annum (8.5% at December 31, 2007). The working capital facility advances are based upon an 80% advance rate on qualified accounts receivable plus $0.5 million, which is non-formula based. The existing quick ratio and net revenue covenants have been replaced with a minimum tangible net worth requirement. At December 31, 2007, we had a zero outstanding balance on the working capital facility and $3.5 million in borrowings were available.

We have an equipment facility with Silicon Valley Bank providing for advances for our capital equipment purchases. Borrowings under the equipment facility are payable in 36 equal monthly installments of principal with interest at the bank's prime rate plus 1.75% (9.0% at December 31, 2007). At December 31, 2007, we had an outstanding balance of $145,200. This balance is comprised of two separate advances with final payment dates ranging from August 2008 through February 2009. In conjunction with the Silicon Valley Bank working capital and equipment facilities, beginning in March of 2002, we issued to the bank warrants to purchase 128,470 shares of our common stock at $1.96. The fair value of the warrants was recorded as a debt discount was amortized over the term of the note to interest expense. As a result of our reverse stock split and IPO, these warrants were converted into warrants to purchase 36,704 shares of our common stock at $6.86 per share.

Borrowings under the Silicon Valley Bank facilities are collateralized by substantially all our assets, except for our intellectual property, which is subject to a negative pledge. The working capital and equipment facility agreement contains certain financial and non-financial covenants, including the maintenance of quick ratio and revenue measures. As of December 31, 2007, we were in compliance with all covenants under its agreements with Silicon Valley Bank.

***2006 Subordinated Note.*** On December 8, 2006, we entered into a subordinated loan and security agreement with Escalate Capital, LLC for advances of up to $10.0 million, which was fully advanced to us as of December 31, 2006. This obligation carried an interest rate of 11.5% per annum and was repayable in monthly interest only installments beginning November 30, 2006. At our option, 300 basis points of the accrued interest due through April 30, 2008 were deferred until the maturity date of October 31, 2010 and added to the principal amount due accrued interest at 11.5%. We had the option to prepay the loan prior to maturity with no premium or penalty, which we acted upon in November 2007 by making a $10.3 million payment in full satisfaction of the obligation. We recorded a loss of $1.3 million in the statement of operations for the year ended December 31, 2007 related to the unamortized debt discount and debt issuance costs that would have otherwise been charged to interest over the term of the loan.

In connection with the 2006 Subordinated Note, we issued a warrant to purchase up to 723,597 shares of our Series C preferred stock, vesting over one-year at an exercise price of $1.96 per share. As a result of our reverse stock split, this warrant was converted into a warrant to purchase 206,742 shares of our common stock at $6.86 per share. The warrant was exercised in full in November 2007. The warrant was previously carried as a liability on our balance sheet at its fair value with increases or decreases in fair value at each reporting date recorded in the statement of operations. Upon completion of our IPO, we had authorized shares sufficient to settle the warrant upon exercise. Accordingly, all requirements for equity classification of such warrant as described in *EITF 00-19* were met effective April 3, 2007. In accordance with *EITF 00-19*, the warrant liability was reclassified to equity on April 3, 2007 and the gains recorded to account for the contract at fair value during the period the contract was classified as a liability were not reversed. We recorded income related to the change in fair value of $830,875 in the statement of operations for the year ended December 31, 2007. The fair value of the warrant as of April 3, 2007 was estimated using the Black-Scholes option pricing method with the following assumptions: expected volatility rate of 43%; risk free interest rate of 4.5%, a term of three years and closing stock price on April 3, 2007 of $8.24. In addition, $1,529,250 has been capitalized as part of debt discount costs as of the date of issuance and recognized as additional interest expense over the life of the loan.

***2003 Subordinated Note.*** In February 2003, we exercised our option to draw upon a convertible subordinated note provided to us in conjunction with a distribution agreement with Century Medical. This note is uncollateralized and provides for a five-year term (maturing in February 2008) requiring the payment of interest only on a quarterly basis with an annual interest rate of 4%. At December 31, 2007, the outstanding balance on the note was $1,000,000. In February 2008, we made a payment in the amount of $1,006,633, in full satisfaction of the outstanding principal balance and accrued unpaid interest.

***Note Payable.*** In 2002, we entered into an arrangement with Century Medical whereby the distributor advanced a total of $1,000,000 cash to us for the future purchase of product. We classified these advances as deferred revenue in the 2005 balance sheet. As product was purchased, the applicable sales value was recognized as revenue. Although we were not obligated to refund any of these advances, effective December 31, 2006, we agreed to terminate the distribution agreement and repay the outstanding prepayment of $953,015 before February 20, 2008. The obligation bears simple interest at 2% per annum applied on a semi-monthly basis, not to exceed $19,060 per year. In February 2008, the Company made a payment in the amount of $954,634, in full satisfaction of the outstanding principal balance and accrued unpaid interest.

***May 2006 Convertible Notes.*** In May 2006, we sold convertible promissory notes with an aggregate principal amount of $8.0 million to one affiliated institutional investor and two unrelated institutional investors. We determined that the May 2006 Notes contained certain features that required bifurcation as embedded derivatives under *SFAS No. 133*, including the feature allowing the May 2006 Notes to convert into shares of our Common Stock upon the closing of our IPO. Therefore, in accordance with *SFAS No. 155*, we made an irrevocable election to measure the May 2006 Notes and the embedded derivatives, in their entirety, at fair value with subsequent changes in fair value recognized in the statement of operations.

At the date of the successful completion of our IPO on April 3, 2007, the fair value of the May 2006 Notes were $11.8 million, comprised of the $8.0 million face value of the notes, $1.8 million in interest and $2.0 million associated with the stock discount. As a result, we adjusted the fair value of the May 2006 Notes to $11.8 million and recorded income for the change in fair value of $160,000 in the statement of operations for the year ended December 31, 2007. In connection with our IPO, the May 2006 Notes were converted to 1,249,999 shares of our common stock.

**Off-Balance Sheet Arrangements**

Since inception, we have not engaged in material off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

**Quantitative and Qualitative Disclosures about Market Risk**

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and investments in a variety of marketable securities, including commercial paper, money market funds and corporate debt securities and U.S. government securities. Our cash and cash equivalents as of December 31, 2007, included liquid money market accounts. Due to the short-term nature of our investments, we believe we have no material exposure to interest rate risk. Additionally, since the majority of our debt carries interest at fixed rates, we also believe changes in interest rates will not cause significant changes in our interest expense. Our revenues are denominated in U.S. dollars. Accordingly, we have not had exposure to foreign currency rate fluctuations. We expect to continue to realize our revenues in U.S. dollars.

**Income Taxes**

Realization of our deferred tax assets is dependent upon the timing and amount of our future earnings, if any. Accordingly, we have established full deferred tax asset valuation allowances as of December 31, 2007, 2006 and 2005 to reflect these uncertainties.

As of December 31, 2007, we had federal and state net operating loss carryforwards of approximately $60.6 million and $45.9 million, respectively, and $1.4 million in federal tax credit carryforwards and $1.6 million in state tax credit carryforwards. The federal net operating loss carryforwards and tax credit carryforwards will begin to expire in 2018. The state net operating loss carryforwards will begin to expire in 2008. The state tax credit carryforwards do not expire. The utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code. This annual limitation may result in the expiration of net operating loss and tax credit carryforwards before we are able to utilize them.

**Critical Accounting Policies**

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected.

While our significant accounting policies are more fully described in Note 1 of the notes to our audited financial statements, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

***Revenue Recognition***

Revenue is recognized when (a) persuasive evidence of an arrangement exists; (b) title has transferred; (c) the fee is fixed or determinable; and (d) collectibility is reasonably assured. Our recognition policy is significant because our revenue is a key component of our operations and the timing of revenue recognition determines the timing of certain expenses, such as sales commissions. Revenue results are difficult to predict, and any shortfall in revenues could cause our operating results to vary significantly from period to period.

For those sales that include multiple deliverables, we allocate revenue based on the relative fair values of the individual components as determined in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." When more than one element, such as hardware and disposables, are contained in a single arrangement, revenues are allocated between the elements based on each element's relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is generally determined based upon the price charged when the element is sold separately. In the absence of fair value for a delivered element, we allocate revenue first to the fair value of the undelivered elements and allocate the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements until all undelivered elements have been fulfilled.

We place certain equipment with customers in return for the customer purchasing a minimum number of disposable devices during a specified contract period. Title to the equipment passes to the customer at the end of the contract period if the minimum purchase requirements are met. The cost of the equipment, which is included in other long-term assets in the accompanying balance sheets, is amortized to cost of goods sold based on the monthly disposable unit shipments compared to the total purchase commitment of disposables. In the event the customer does not fulfill the minimum purchase requirements, collection efforts may be undertaken and the Company will attempt to recover the equipment. If the collection efforts or recovery of the equipment is not successful, the unamortized equipment cost would be expensed to cost of goods sold.

***Deferred Revenue***

We also account for a customer's advance payment on product purchases as deferred revenue. As product is purchased, the applicable sales value is recognized as revenue. In May 2002, we entered into a distribution agreement with Century Medical. The agreement provided Century with exclusive distribution rights to our products in Japan. Under the agreement, Century is required to seek and obtain, at their cost, approvals from the Japanese regulatory authorities, after which it has a five-year term with an automatic five-year renewal, provided that Century has met minimum annual purchase targets. Century has never been able to obtain any of the necessary approvals from the Japanese regulatory authorities to allow the commercialization of our products in Japan.

The agreement required Century to make two advance payments of $500,000 each, one in December 2002 and one in December 2003, related to our successful completion of milestones related to products covered under the distribution agreement. The advance payments were reduced by purchases made by Century. As of December 31, 2007, Century had ordered and we had delivered $47,000 in products covered under the agreement, which were offset against the aggregate $1.0 million in prepayments. All products specified by the agreement are currently available.

Although the advanced payments by Century were subject to refund only if we became insolvent or became incapable of supplying the products specified by the agreement, effective December 31, 2006, we agreed to terminate the distribution agreement and repay the outstanding prepayment of $953,000 before February 20, 2008. The obligation bears simple interest at 2% per annum applied on a semi-annual basis, not to exceed $19,000 per year. See "Discussion of Note Payable" contained in Note 6 to our audited financial statements.

***Stock-Based Compensation***

Effective January 1, 2006, we adopted SFAS 123R, which requires that all stock-based compensation to employees, including grants of employee stock options, be expensed in our financial statements based on their respective grant date fair values. Under SFAS 123R, we estimate the fair value of each stock-based payment award using the Black-Scholes option pricing model.

The determination of the fair value of stock-based payment awards using the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We did not have a history of market prices of our common stock as we were not a public company until our April 2007 initial public offering, and as such, we estimate volatility in accordance with SAB No. 107 using historical volatilities of other publicly traded companies in our industry. The expected life of the awards is based on the simplified method as defined in SAB No. 107. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on our history and expectation of not paying any dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We recognized stock-based compensation expense in our financial statements based on awards that are ultimately expected to vest. A summary of significant assumptions used in determining the fair value of the options is as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Expected life (years) | 4.75 - 6.25 | 6.25 |
| Risk-free interest rate | 3.49% - 4.69% | 4.56% - 5.05% |
| Volatility | 42% - 48% | 48% - 56% |
| Dividend yield | 0% | 0% |
| Forfeiture rate | 5% | 5% |

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly form what we recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant addition equity awards to employees or we assume unvested equity awards in connection with acquisitions.

***Inventories***

We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand, generally over twelve months. Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life-cycle information. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand or product pricing is lower than originally projected, additional inventory write-downs may be required. Further, on a quarterly basis, we assess the net realizable value of our inventories. When the estimated average selling price, plus costs to sell our inventory, falls below our inventory cost, we adjust our inventory to its current estimated market value.

***Allowance for Doubtful Accounts***

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We use a specific identification method for some items, and a percentage of aged receivables for others. The percentages are determined based on our past experience. If the financial condition of our customers were to deteriorate, our actual losses might exceed our estimates, and additional allowances would be required.

***Software Development***

Certain of our products incorporate software which is incidental to the product as a whole. Software development costs incurred prior to the establishment of technological feasibility are expensed as research and development costs. We define the establishment of technological feasibility as the completion of a final working model that has been incorporated into a product that has been cleared by the FDA, at which time the product can be sold to third parties. As a result, we have expensed all software development costs.

*Impairment of Long-lived Assets*

Long-lived assets, including fixed assets, are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. We determine fair value by using available market data, comparable asset quotes and/or discounted cash flow models.

*Deferred Income Taxes*

We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance quarterly. We record a valuation allowance to reduce our deferred tax assets to the net amount that is more likely than not to be realized. Our assessment of the need for a valuation allowance is based upon our history of operating results, expectations of future taxable income and the ongoing prudent and feasible tax planning strategies available to us. In the event that we determine that we will not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be charged against income in the period such determination is made. Likewise, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination is made.

*Fair Value of Financial Instruments*

At each reporting date, we were required to estimate the fair value of our May 2006 convertible promissory notes in its entirety with changes in fair value recognized in the statement of operations. Our estimate of fair value was based upon a valuation which encompasses the probability weighted scenarios of the conversion features, as well as the timing and method of payment of interest associated with our May 2006 notes.

At each reporting date, we were also required to estimate the fair value of the warrant issued in conjunction with our 2006 Subordinated Note. Our estimate of fair value was determined using the Black-Scholes option pricing model, which requires inputs for risk-free interest rate, dividend yield, volatility, the life of the warrant and the fair value of the underlying security.

**Recent Accounting Pronouncements**

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force ("EITF") Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)". The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for the first interim or annual reporting period beginning after December 15, 2006. Taxes collected from our customers are and have been recorded on a net basis. We have no intention of modifying this accounting policy. As such, the adoption of EITF 06-03 did not have an effect on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements that are already required or permitted by other accounting standards. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS 157 will have on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." SFAS 159 expands the use of fair value accounting to many financial instruments and certain other items. The fair value option is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS 159 will have on our financial position and results of operations.

In May 2007, the FASB issued FASB Staff Position FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48." FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on our financial position or results of operations.

In December 2007 the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" (FAS 141(R)) and No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (FAS 160)". FAS 141(R) will change how business acquisitions are accounted for and FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. FAS 141(R) and FAS 160 are effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the Company). The adoption of FAS 141(R) and FAS 160 are not expected to have a material impact on our financial statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and investments in a variety of marketable securities, including commercial paper, money market funds and corporate debt securities and U.S. government securities. Our cash and cash equivalents as of December 31, 2007, included liquid money market accounts. Due to the short-term nature of our investments, we believe we have no material exposure to interest rate risk. Additionally, since the majority of our debt carries interest at fixed rates, we also believe changes in interest rates will not cause significant changes in our interest expense. Our revenues are denominated in U.S. dollars. Accordingly, we have not had exposure to foreign currency rate fluctuations. We expect to continue to realize our revenues in U.S. dollars.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### SENORX, INC.
### INDEX TO FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SenoRx, Inc.
Aliso Viejo, California

We have audited the accompanying balance sheets of SenoRx, Inc. (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of SenoRx, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

*/S/ DELOITTE & TOUCHE LLP*

Costa Mesa, California
March 13, 2008

# SENORX, INC.
## BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 17,185,259 | $ 7,412,986 |
| Short-term investments | 10,764,490 | — |
| Accounts receivable, net of allowance for doubtful accounts of $107,728, and $120,000, respectively | 5,421,184 | 4,241,307 |
| Inventory | 6,650,955 | 4,988,695 |
| Prepaid expenses and deposits | 544,276 | 220,659 |
| Total current assets | 40,566,164 | 16,863,647 |
| Property and equipment, net | 1,071,435 | 1,100,599 |
| Other assets, net of accumulated depreciation of $436,380, and $539,602, respectively | 424,649 | 2,017,079 |
| Total assets | $ 42,062,248 | $ 19,981,325 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | |
| Current liabilities: | | |
| Accounts payable | $ 2,580,249 | $ 4,122,477 |
| Accrued expenses, including accrued employee compensation of $1,137,889 and $898,190, respectively | 2,904,603 | 2,109,226 |
| Deferred revenue | 93,888 | 36,050 |
| Current portion of long-term debt | 2,093,346 | 3,209,621 |
| Total current liabilities | 7,672,086 | 9,477,374 |
| Long-term debt—less current portion | 26,820 | 10,596,147 |
| Warranty liability | — | 1,529,250 |
| Total long-term liabilities | 26,820 | 12,125,397 |
| Convertible promissory notes (at fair value) | — | 11,960,000 |
| Commitments and Contingencies (Note 11) | | |
| Stockholders' Equity (deficit): | | |
| Series A convertible preferred stock—$1.00 par value— 3,000,000 shares authorized, issued and outstanding (2006) (aggregate liquidation value of $3,000,000) | — | 3,000,000 |
| Series B convertible preferred stock—$2.50 par value— 3,523,040 shares authorized; 3,523,040 issued and outstanding (2006) (aggregate liquidation value of $8,807,600) | — | 8,807,600 |
| Series C convertible preferred stock—$1.96 par value— 24,500,000 shares authorized; 17,861,899 (2006) issued and outstanding (aggregate liquidation value of $35,009,323) | — | 35,009,323 |
| Preferred stock, $0.001 par value—10,000,000 shares authorized; none issued and outstanding | — | — |
| Common stock, $0.001 par value—100,000,000 shares authorized; 17,202,395 (2007) and 2,371,002 (2006) issued and outstanding | 17,202 | 2,371 |
| Additional paid-in capital | 109,815,612 | 5,262,394 |
| Deferred compensation | — | (126,658) |
| Accumulated deficit | (75,469,472) | (65,536,476) |
| Total stockholders' equity (deficit) | 34,363,342 | (13,581,446) |
| TOTAL | $ 42,062,248 | $ 19,981,325 |

See accompanying notes to financial statements.

## SENORX, INC.
## STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net revenues | $35,035,836 | $ 25,508,758 | $19,253,313 |
| Cost of goods sold | 15,123,897 | 13,506,272 | 10,105,349 |
| Gross profit | 19,911,939 | 12,002,486 | 9,147,964 |
| Operating expenses: | | | |
| Selling and marketing | 19,022,994 | 15,040,566 | 10,147,955 |
| Research and development | 6,353,430 | 5,322,557 | 4,902,695 |
| General and administrative | 4,187,133 | 2,050,450 | 2,116,287 |
| Total operating expenses | 29,563,557 | 22,413,573 | 17,166,937 |
| Loss from operations | (9,651,618) | (10,411,087) | (8,018,973) |
| Interest expense | 1,646,670 | 998,071 | 665,459 |
| Loss on debt extinguishment | 1,264,777 | 197,339 | — |
| Change in fair value of convertible promissory notes and warrant liability | (990,875) | 3,960,000 | — |
| Interest income | (1,639,194) | (147,644) | (71,765) |
| Loss before provisions for income taxes | (9,932,996) | (15,418,853) | (8,612,667) |
| Provisions for income taxes | — | — | 10,500 |
| Net loss | $ (9,932,996) | $ (15,418,853) | $ (8,623,167) |
| Net loss per share | $ (0.75) | $ (6.61) | $ (4.19) |
| Weighted average shares outstanding-basic and diluted | 13,308,790 | 2,332,304 | 2,059,787 |

See accompanying notes to financial statements.

## SENORX, INC.
## STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

| | Series A Convertible Preferred Stock | | Series B Convertible Preferred Stock | | Series C Convertible Preferred Stock | | Common Stock | | Additional Paid-in Capital | Deferred Compensation | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | | |
| Balance—December 31, 2004 | 3,000,000 | $3,000,000 | 3,523,040 | $ 8,807,600 | 14,919,429 | $ 29,242,081 | 2,053,413 | $ 2,053 | $ 3,385,193 | $(1,020,722) | $(41,494,456) | $ 1,921,749 |
| Deferred compensation associated with issuance of stock options | | | | | | | | | 831,062 | (831,062) | | |
| Proceeds from exercise of common stock options | | | | | | | 274,770 | 275 | 254,966 | | | 255,241 |
| Amortization of deferred compensation | | | | | | | | | | 1,240,377 | | 434,514 |
| Issuance of warrants | | | | | | | | | 15,904 | | | 15,904 |
| Issuance of Series C convertible preferred stock | | | | | 2,942,470 | 5,767,242 | | | 80,612 | | | 5,847,854 |
| Net loss | | | | | | | | | | | (8,623,167) | (8,623,167) |
| Balance—December 31, 2005 | 3,000,000 | 3,000,000 | 3,523,040 | 8,807,600 | 17,861,899 | 35,009,323 | 2,328,183 | 2,328 | 4,567,737 | (611,407) | (50,117,623) | 657,958 |
| Proceeds from exercise of common stock options | | | | | | | 42,819 | 43 | 103,820 | | | 103,863 |
| Amortization of deferred compensation | | | | | | | | | | 484,749 | | 484,749 |
| Stock-based compensation | | | | | | | | | 590,837 | | | 590,837 |
| Net loss | | | | | | | | | | | (15,418,853) | (15,251,853) |
| Balance as of December 31, 2006 | 3,000,000 | 3,000,000 | 3,523,040 | 8,807,600 | 17,861,899 | 35,009,323 | 2,371,002 | 2,371 | 5,262,394 | (126,658) | (65,536,476) | (13,581,446) |
| Proceeds from initial public offering, net of offering costs of $2,266,158 | | | | | | | 6,325,000 | 6,325 | 44,785,517 | | | 44,791,842 |
| Proceeds from exercise of common stock options and warrants | | | | | | | 112,116 | 112 | 758,986 | | | 759,098 |
| Proceeds from purchase of shares under the employee stock purchase plan | | | | | | | 34,708 | 34 | 235,980 | | | 236,014 |
| Amortization of deferred compensation | | | | | | | | | | 126,658 | | 126,658 |
| Stock-based compensation | | | | | | | | | 1,818,206 | | | 1,818,206 |
| Employee stock purchase plan compensation | | | | | | | | | 145,966 | | | 145,966 |
| Conversion of promissory note | | | | | | | | | 9,998,750 | | | 10,000,000 |
| Conversion of preferred stock | (3,000,000) | (3,000,000) | (3,523,040) | (8,807,600) | (17,861,899) | (35,009,323) | 7,109,570 | 7,110 | 46,809,813 | | | — |
| Net loss | | | | | | | | | | | (9,932,996) | (9,932,996) |
| Balance as of December 31, 2007 | — | — | — | $ — | — | $ — | 17,202,395 | $17,202 | $ 109,815,612 | $ — | $(75,469,472) | $(34,363,342) |

See accompanying notes to financial statements.

# SENORX, INC.
## STATEMENT OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Cash Flows From Operating Activities: | | | |
| Net loss | $(9,932,996) | $(15,418,853) | $(8,623,167) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation and amortization | 1,400,195 | 1,064,383 | 966,048 |
| Stock-based compensation | 2,090,831 | 1,075,586 | 1,240,377 |
| Equity instruments issued as compensation | — | — | 80,612 |
| Loss on fixed asset abandonment | 37,430 | 5,652 | — |
| Provision for doubtful accounts | — | 46,540 | 37,402 |
| Amortization of debt discounts | 361,695 | 208,303 | 222,630 |
| Loss on debt extinguishment | 1,264,777 | 197,339 | — |
| Accretion of back-end interest on long-term debt | — | 62,605 | 92,528 |
| Change in fair value of convertible promissory notes and warrant liability | (990,875) | 3,960,000 | — |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (1,179,877) | (1,368,826) | (728,056) |
| Inventory | (2,686,320) | (1,855,124) | (1,645,990) |
| Prepaid expenses and deposits | (323,617) | (19,061) | 18,960 |
| Other assets | 384,196 | (7,710) | (304,069) |
| Accounts payable | (1,545,224) | 1,890,421 | 893,410 |
| Accrued expenses | 797,377 | 1,049,822 | 166,710 |
| Deferred revenue | 57,838 | (76,084) | 40,438 |
| Net cash used in operating activities | (10,264,570) | (9,185,007) | (7,542,167) |
| Cash Flows From Investing Activities: | | | |
| Purchases of short-term investments | (24,071,842) | — | — |
| Maturities of short-term investments | 13,307,352 | — | — |
| Acquisition of property and equipment | (550,205) | (887,517) | (568,378) |
| Net cash used in investing activities | (11,314,695) | (887,517) | (568,378) |
| Cash Flows From Financing Activities: | | | |
| Net proceeds from issuance of common stock from stock option and warrant exercises | 60,724 | 103,863 | 255,241 |
| Proceeds from initial public offering | 47,058,000 | — | — |
| Proceeds from issuance of common stock under the ESPP plan | 236,014 | — | — |
| Proceeds from issuance of Series C convertible preferred stock | — | — | 5,767,242 |
| Proceeds from convertible promissory note | — | 8,000,000 | — |
| Proceeds from 2006 subordinated note payable | — | 10,000,000 | — |
| Payment of debt issuance costs | (49,497) | (213,012) | — |
| Payment of initial public offering costs | (941,027) | (1,325,131) | — |
| Proceeds from other borrowings | 2,750,000 | 3,131,039 | 836,586 |
| Repayment of other borrowings | (17,755,523) | (2,693,508) | (1,969,555) |
| Repayment of capital leases | (7,153) | — | — |
| Net cash provided by financing activities | 31,351,538 | 17,003,251 | 4,889,514 |
| Net increase (decrease) in cash and cash equivalents | 9,772,273 | 6,930,727 | (3,221,031) |
| Cash and cash equivalents—beginning of year | 7,412,986 | 482,259 | 3,703,290 |
| Cash and cash equivalents—end of year | $17,185,259 | $ 7,412,986 | $ 482,259 |

See accompanying notes to financial statements.

**SENORX, INC.**
**STATEMENT OF CASH FLOWS (Continued)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Supplemental Disclosure of Cash Flow Information: | | | |
| Cash paid for income taxes | $ — | $ 18,384 | $ 10,500 |
| Cash paid for interest | $ 1,241,449 | $ 632,614 | $297,144 |
| Deferred offering costs offset against offering proceeds of initial public offering | $ 1,325,131 | $ — | $ — |
| Promissory note converted to common stock | $10,000,000 | $ — | $ — |
| Preferred stock converted to common stock | $46,809,813 | $ — | $ — |
| Warrant liability transferred to equity and subsequently exercised | $ 698,374 | $ — | $ — |
| Net fixed assets transferred to other assets | $ 26,512 | $ — | $ — |
| Property and equipment acquired included in accounts payable | $ 2,996 | $ 34,089 | $ 12,327 |
| Other assets included in accounts payable and accrued expenses | $ — | $ 304,580 | $ — |
| Issuance of preferred stock warrants recorded as debt discount | $ — | $1,529,250 | $ 15,904 |
| Deferred revenue transferred to notes payable | $ — | $ 953,015 | $ — |
| Capital leases | $ 14,477 | $ 14,626 | $ — |
| Deferred compensation related to stock options | $ — | $ — | $831,062 |
| Inventory transferred to fixed assets and other assets | $ 1,024,060 | $ 335,076 | $478,944 |

See accompanying notes to financial statements.

## SENORX, INC.
## NOTES TO FINANCIAL STATEMENTS

### 1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

***Business***—SenoRx, Inc. (the "Company") is a medical device company focused on developing, manufacturing and selling minimally-invasive medical devices for the diagnosis of breast cancer. The Company is also developing breast cancer products for use in the treatment of breast cancer. The Company was incorporated on January 21, 1998 as BiopSolation Medical, Inc. and subsequently changed its name to SenoRx, Inc.

***Basis of Presentation***—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

***Cash and Cash Equivalents***—All highly liquid investments purchased with a maturity, at date of purchase, of three months or less are considered to be cash equivalents. Cash equivalents, in the accompanying financial statements, include money market funds and commercial paper.

***Short-term Investments***—The Company's short-term investments consist of commercial paper issued by major U.S. financial institutions with a credit rating of A1/P1 and maturities of three to six months. The Company accounts for its investments in marketable securities under FASB No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Investments are recorded at amortized cost, which approximates fair value, and are classified as held to maturity based on the Company's intent and ability to hold such investments until maturity.

***Concentration of Credit Risks***—The Company's cash and cash equivalents at December 31, 2007 are invested in money market accounts that can be withdrawn without penalty at any time. The Company maintains cash balances in excess of federally insured limits in a reputable financial institution. As such, there is nominal credit risk with respect to cash and cash equivalents.

The Company has one product and several component parts for other products which are obtained from single-source suppliers. The Company has managed the risk associated with single-source suppliers by closely monitoring existing supply levels as compared to customer purchase orders. The Company is exposed to loss of revenue from the sale of these products if the supplier cannot fulfill demand. To date, the Company has experienced some supplier shortages, resulting in a loss or delay of revenue.

The Company's customer base is diverse and consists of hospitals and physicians. No single customer represents greater than 10% of net revenues during the years ended December 31, 2007, 2006 or 2005. The Company is exposed to risks associated with extending credit to its customers related to the sale of products. Management believes that credit risks on trade accounts receivable are mitigated by the diversity of its customers. The Company performs credit evaluations on its customers' financial condition, and to date, credit losses have been within management's expectations.

Following is a summary of activity in the allowance for doubtful accounts:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Allowance for doubtful accounts, beginning | $120,000 | $ 90,000 | $ 69,000 |
| Provision for doubtful accounts | — | 46,540 | 37,402 |
| Write-offs, net of recoveries | (12,272) | (16,540) | (16,402) |
| Allowance for doubtful accounts, ending | $107,728 | $120,000 | $ 90,000 |

***Inventory***—Inventory consists principally of raw materials, work-in-process and finished goods, and is carried at the lower of standard cost or market. Standard costs are determined using the first-in, first-out method and are updated at regular intervals such that standard costs approximate actual costs. Provisions for slow moving or obsolete inventory are charged to cost of sales and are permanent reductions to the carrying value of inventory.

***Property and Equipment***—Property and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs are expensed as incurred. Upon sale or disposition of assets, any gain or loss is included in the statements of operations.

The cost of property, plant and equipment is depreciated using the straight-line method over the following estimated useful lives of the respective assets. Leasehold improvements are depreciated over the lesser of the estimated useful lives of the respective assets or the related lease terms.

| | |
|---|---|
| Computers and software | 3 years |
| Manufacturing molds | 3 to 5 years |
| Machinery and equipment | 3 to 5 years |
| Demonstration equipment | 1.5 years |
| Office furniture and equipment | 3 to 5 years |
| Trade show booth and equipment | 3 years |

***Long-Lived Assets***—The Company's long-lived assets include property and equipment. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company estimates the future undiscounted cash flows derived from an asset to assess whether or not a potential impairment exists when events or circumstances indicate the carrying value of a long-lived asset may be impaired. An impairment loss is recognized when the undiscounted future cash flows are less than its carrying amount and is equal to the amount the carrying value exceeds the fair value of the asset or asset group. The Company periodically reviews the carrying value of long-lived assets to determine whether or not an impairment to such value has occurred and, based on its most recent assessment at December 31, 2007, has determined that there was no impairment at December 31, 2007.

***Other Assets***— Included in other assets at December 31, 2006 are $1,605,000 in deferred offering costs related to the Company's initial public offering.

***Fair Value of Financial Instruments***—SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At December 31, 2007, management believes that the carrying value of cash and cash equivalents, short-term investments, receivables and payables approximate fair value because of the short maturity of these financial instruments. At December 31, 2007, management believes that the fair value of the Company's debt approximated its carrying value based on interest rates available to the Company at the time. See Notes 6 and 7 for terms of funds raised in May and December 2006.

***Certain Hybrid Financial Instruments***—SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments" an amendment of FASB No. 133 and No. 140, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Company has made an irrevocable election to initially and subsequently measure the 2006 convertible promissory notes and the embedded derivatives, in its entirety, at fair value with subsequent changes in fair value recognized in the statement of operations (See Note 7).

***Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock***—The Company accounts for free-standing warrants issued in conjunction with certain derivative instruments in accordance with EITF Issue No. 00-19 "Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" (EITF 00-19). EITF 00-19 requires that all contracts be initially measured at fair value and subsequently accounted for based on the current classification and the assumed or required settlement method. All contracts that are classified as assets or liabilities are measured at fair value with changes in fair value reported in earnings. The Company reevaluates the classification at each balance sheet date to determine if the warrants issued in connection with the debt instruments will continue to be recorded as a liability or as equity (see Note 6).

***Net Loss Per Share***—Basic loss per share is based on the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share also includes the effect of stock options, warrants and other common stock equivalents outstanding during the period. In periods of a net loss position, basic and diluted weighted average shares are the same.

The following table sets forth the computation of denominator used in the computation of net loss per share:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Weighted-average common stock outstanding | 13,325,186 | 2,357,622 | 2,199,400 |
| Less: Unvested common shares subject to repurchase | (16,396) | (25,318) | (139,613) |
| Total weighted-average number of shares used in computing net loss per share-basic and diluted | 13,308,790 | 2,332,304 | 2,059,787 |

***Revenue Recognition and Deferred Revenue***—The Company recognizes revenues in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition". SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company's terms of sales specify that title transfers at the time of shipment by the Company. The Company generally uses contracts and purchase orders to determine the existence of an arrangement. The Company assesses whether the fee is fixed or determinable based upon the terms of the agreement associated with the transaction. To determine whether collection is reasonably assured, the Company assesses a number of factors, including past transaction history with the customer and creditworthiness of the customer. The Company generally does not provide any rights of return by the customer other than returns for product warranty related issues. In addition to these product warranty related returns, the Company occasionally accepts other returns at its discretion. Such returns have historically been insignificant, and reserves for these returns are established at the time of sale.

For those sales that include multiple deliverables, the Company allocates revenue based on the relative fair values of the individual components as determined in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." When more than one element, such as hardware and disposables, are contained in a single arrangement, revenues are allocated between the elements based on each element's relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is generally determined based upon the price charged when the element is sold separately. In the absence of fair value for a delivered element, revenue is allocated first to the fair value of the undelivered elements and allocate the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements until all undelivered elements have been fulfilled.

In 2002, the Company entered into an arrangement with a distributor whereby the distributor advanced a total of $1,000,000 cash to the Company for the future purchase of product. As product was purchased, the applicable sales value was recognized as revenue. The Company was not obligated to refund any of these advances, however, effective December 31, 2006, the Company agreed to terminate the distribution agreement and repay the outstanding prepayment of $953,015 before February 20, 2008. Therefore, such amount was reclassified from deferred revenue to a note payable in 2006 (see Note 6). Also included in deferred revenue are prepaid customer maintenance agreements that are amortized over the service period, generally twelve months.

The Company also places certain equipment with customers in return for the customer purchasing a minimum number of disposable procedure devices during a specified contract period. Title to the equipment passes to the customer at the end of the contract period provided the minimum purchase requirement is met. The cost of the equipment, which is included in other long-term assets in the accompanying balance sheets is amortized to cost of goods sold based on the monthly disposable unit shipments compared to the total purchase commitment of disposables. In the event the customer does not fulfill the minimum purchase requirements, collection efforts may be undertaken and the Company will attempt to recover the equipment. If the collection efforts or recovery of the equipment is not successful, the unamortized equipment cost would be expensed to cost of goods sold.

***Income Taxes***—Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes". This statement requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

***Research and Development***—Research and development costs are charged to operations in the year incurred. Research and development expense consists principally of expenditures for equipment, parts, tooling costs and outside third-party consultants, which are used in testing and the development of the Company's devices under development, and compensation to specific Company personnel. The Company also expenses the costs of internally developed patents since recoverability is uncertain. The cost of equipment used in research and development activities which has alternative uses is capitalized as equipment. Such equipment is depreciated over estimated useful lives of three to five years.

***Software Development Costs***—Certain of the Company's products incorporate software which is incidental to the product as a whole. Software development costs incurred prior to the establishment of technological feasibility are expensed as research and development costs. The Company defines the establishment of technological feasibility as the completion of a final working model that has been incorporated into a product that has been cleared by the U.S. Food and Drug Administration, at which time the product can be sold to third parties. As a result, all software development costs incurred by the Company to date have been expensed as incurred given the short duration between technological feasibility and sales to third parties.

***Shipping and Handling***—In accordance with Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs", the Company includes shipping and handling fees billed to customers in net revenues. Amounts incurred by the Company for freight are included in cost of goods sold.

***Advertising***—Advertising costs are expensed as incurred and are included in selling and marketing expense. Advertising costs have not been material for any period presented.

***Stock-Based Compensation***—Effective January 1, 2006, we adopted SFAS 123R, which requires that all stock-based compensation to employees, including grants of employee stock options, be expensed in the financial statements based on their respective grant date fair values. The Company does not have a history of market prices of its common stock as it did not become a public company until April 2007. Therefore, volatility was estimated in accordance with SAB No. 107 using historical volatilities of other publicly traded companies within the same industry. The expected life of the awards is based on the simplified method as defined in SAB No. 107. The risk-free rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on history and the expectation of not paying any dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recognized in the financial statements based on awards that are ultimately expected to vest. A summary of significant assumptions used in determining the fair value of the options is as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Expected life (years) | 4.75 - 6.25 | 6.25 |
| Risk-free interest rate | 3.49% to 4.69% | 4.56% - 5.05% |
| Volatility | 42% - 48% | 48% - 56% |
| Dividend yield | 0% | 0% |
| Forfeiture rate | 5% | 5% |

The Company had a choice of two attribution methods for allocating compensation costs under SFAS No. 123R: the "straight-line" method, which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the "graded vesting attribution method", which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Company chose the latter method (i.e. graded vesting). The Company amortizes the fair value of each option over each option's vesting period (requisite service period).

As a result of adopting SFAS No. 123R on January 1, 2006, the Company's net loss for the year ended December 31, 2006 was $590,837, or $0.25 per share—basic and diluted, higher than if it had continued to account for stock-based compensation under APB Opinion No. 25. The adoption of SFAS No. 123R did not impact the Company's cash flows.

The Company has not recognized any income tax benefit for the stock-based compensation arrangements due to the fact that the Company does not believe it is more likely than not it will recognize any deferred tax assets from such compensation cost recognized in the current period.

Stock-based compensation included in the Company's statement of operations under SFAS No. 123R for the years ended December 31, 2007 and 2006 was:

| | Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Cost of goods sold | $ 95,522 | $ 42,962 |
| Research and development expense | 436,211 | 251,532 |
| Selling and marketing expense | 428,443 | 181,274 |
| General and administrative expense | 858,030 | 115,069 |
| | $1,818,206 | $590,837 |

***Comprehensive Loss***—For the years ended December 31, 2007, 2006 and 2005, there was no difference between the Company's net loss and comprehensive loss.

***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses and revenues during reporting periods. Actual results could differ from these estimates.

***Segment Reporting***—SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker in deciding how to allocate resources and in assessing performance. The Company's chief decision maker is the chief executive officer. The Company's chief decision maker reviews the results of operations based on one industry segment: the production and sale of breast care products.

***Recent Accounting Pronouncements***— In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements that are already required or permitted by other accounting standards. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115". SFAS 159 expands the use of fair value accounting to many financial instruments and certain other items. The fair value option is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS 159 will have on its financial position and results of operations.

In May 2007, the FASB issued FASB Staff Position FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48". FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on the Company's financial position or results of operations.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force ("EITF") Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)". The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for the first interim or annual reporting period beginning after December 15, 2006. Taxes collected from customers are and have been recorded on a net basis. The Company has no intention of modifying this accounting policy. As such, the adoption of EITF 06-03 did not have an effect on the Company's financial position or results of operations.

In December 2007 the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" (FAS 141(R)) and No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (FAS 160)". FAS 141(R) will change how business acquisitions are accounted for and FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. FAS 141(R) and FAS 160 are effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the Company). The adoption of FAS 141(R) and FAS 160 are not expected to have a material impact on the Company's financial statements.

## 2. INITIAL PUBLIC OFFERING

The Company registered the initial public offering of its common stock, par value $.001 per share, in a Registration Statement on Form S-1 (Registration No. 333-134466), which was declared effective on March 28, 2007. The Company completed its initial public offering ("IPO") and sold 5,500,000 shares at $8.00 per share on April 3, 2007. Additionally, on April 20, 2007, the underwriters the IPO exercised their overallotment option to purchase an additional 825,000 shares at $8.00. Total expenses from the offering were approximately $5.8 million, which included underwriting discounts and commissions of $3.5 million, and approximately $2.2 million in other offering-related expense. Net offering proceeds, including the sale of shares pursuant to the subsequent underwriters' overallotment and after deducting total expenses was $44.8 million. Upon the closing of the IPO, all of the outstanding shares of the Company's convertible preferred stock converted to 7,109,570 shares of the Company's common stock. In addition, the May 2006 Notes were converted into 1,249,999 shares of common stock.

## 3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| | Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Computers and software | $ 607,367 | $ 528,271 |
| Manufacturing molds | 1,603,759 | 1,471,412 |
| Machinery and equipment | 588,086 | 524,064 |
| Demonstration equipment | 763,623 | 533,611 |
| Office furniture and equipment | 76,036 | 52,345 |
| Trade show booth and equipment | 96,416 | 96,417 |
| Leasehold improvements | 242,330 | 150,655 |
| | 3,977,617 | 3,356,775 |
| Less accumulated depreciation | (2,906,182) | (2,256,176) |
| | $ 1,071,435 | $ 1,100,599 |

## 4. INVENTORY

Inventories consist of the following:

| | Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Raw materials | $3,051,800 | $2,855,169 |
| Work-in-process | 391,431 | 178,284 |
| Finished goods | 3,207,724 | 1,955,242 |
| | $6,650,955 | $4,988,695 |

## 5. INCOME TAXES

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a comprehensive model of how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain position may be recognized if it is "more likely than not" that the position is sustainable, based upon its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information.

Upon adoption of FIN 48, the Company would have decreased retained earnings $410,000, except that the decrease was fully offset by the release of a valuation allowance. In addition, future changes in the unrecognized tax benefit will have no impact on the effective tax rate due to the existence of the valuation allowance. The Company estimates that the unrecognized tax benefit will not change significantly within the next twelve months. The Company will continue to classify income tax penalties and interest as part of general and administrative expense in its Statements of Operations. Accrued interest on uncertain tax positions is not significant as of December 31, 2007. There are no penalties accrued as of December 31, 2007. The following table summarizes the open tax years for each major jurisdiction:

| Jurisdiction | Open Tax Years |
|---|---|
| Federal | 2004 - 2006 |
| California | 2003 - 2006 |

The components of the federal and state income tax expense are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Current: | | | |
| Federal | $ — | $ — | $ — |
| State | — | — | 10,500 |
| | — | — | 10,500 |
| Deferred: | | | |
| Federal | (2,748,189) | (3,409,010) | (2,424,288) |
| State | (949,164) | (672,364) | (761,043) |
| | (3,697,353) | (4,081,374) | (3,185,331) |
| Valuation allowance | 3,697,353 | 4,081,374 | 3,185,331 |
| Total | $ — | $ — | $ 10,500 |

Taxes on income vary from the statutory federal income tax rate applied to earnings before taxes on income as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Statutory federal income tax rate applied to earnings before income taxes | $(3,476,549) | $(5,396,596) | $(3,016,236) |
| State income taxes—net of federal benefit | (626,448) | (443,760) | (495,359) |
| Meals and entertainment | 82,274 | 71,293 | 46,198 |
| Research and development credit | (147,853) | (139,462) | (160,826) |
| Equity based compensation | 708,738 | 326,368 | 365,213 |
| Change in fair value of convertible promissory note | (336,898) | 1,346,400 | |
| Other | 99,383 | 154,383 | 86,179 |
| Change in valuation allowance | 3,697,353 | 4,081,374 | 3,185,331 |
| | $ — | $ — | $ 10,500 |

Deferred income tax assets and liabilities arising from differences between accounting for financial statement purposes and tax purposes, less valuation allowances, are as follows:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss | $ 24,272,020 | $ 21,782,245 |
| Property and equipment | 94,808 | 93,415 |
| Capitalized assets | 1,589,567 | 1,305,763 |
| Tax credits | 2,953,598 | 2,530,720 |
| Accrued expenses | 990,315 | 829,306 |
| Total deferred tax assets | 29,900,308 | 26,541,449 |
| Deferred tax liabilities—state taxes | (1,949,599) | (1,859,437) |
| Net deferred tax assets | 27,950,709 | 24,682,012 |
| Valuation allowance | (27,950,709) | (24,682,012) |
| Net | $ — | $ — |

At December 31, 2007, the Company has federal and state net operating loss ("NOL") carryforwards available to offset future taxable income of approximately $60,577,000 and $45,946,000, respectively. These carryforwards will begin to expire in 2018 and 2008, respectively. The net deferred tax assets have been fully offset with a valuation allowance due to the uncertainty of future utilization. The Company's NOL includes approximately $857,000 of potential tax deductions related to stock option transactions that will be credited directly to additional paid in capital.

At December 31, 2007, the Company has federal and state research credit carryforwards of approximately $1,372,000 and $1,582,000, respectively. The federal research credit carryforwards will begin to expire in 2018 and the state research credit will carry forwarded until exhausted.

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's NOLs and credit carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three-year period. Ownership changes could impact the Company's ability to utilize NOLs and credit carryforwards remaining at the ownership change date.

## 6. LONG-TERM DEBT

A summary of long-term debt follows:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Equipment facility | $ 145,201 | $ 436,591 |
| Working capital facility | — | 2,914,133 |
| 2003 Subordinated note | 1,000,000 | 1,000,000 |
| 2006 Subordinated note payable (net of debt discount) | — | 8,487,403 |
| Note Payable | 953,015 | 953,015 |
| Capital leases | 21,950 | 14,626 |
| | 2,120,166 | 13,805,768 |
| Current portion of long-term debt | (2,093,346) | (3,209,621) |
| Long-term debt | $ 26,820 | $10,596,147 |

***Equipment and Working Capital Facility***—The Company has an agreement with a bank providing access to an equipment facility and working capital facility. Borrowings under both facilities are collateralized by substantially all the assets of the Company, except for intellectual property.

Borrowings under the equipment facility bear interest at the bank's prime rate plus 1.75% (9.0% at December 31, 2007). At December 31, 2007, there were no amounts available under the equipment facility. Borrowings are repayable in monthly installments over 30 to 36 months from the date of the original draw, with the final installment payable in 2009.

On February 20, 2007, the Company amended the terms of its working capital facility extending the expiration date to February 2009. The amendment provided for increasing the aggregate limit on the working capital line from $3.5 million to $4.0 million and increased the advance rates on qualified accounts receivables from 75% to 80%. The working capital agreement, as amended, requires monthly interest payments at the bank's prime rate plus 1.25% (8.5% at December 31, 2007) subject to minimum interest rate of 9.0%. In addition, the existing quick ratio and net revenue covenants have been replaced with a minimum tangible net worth requirement. At December 31, 2007, the outstanding balance was $0, with $3.5 million in borrowings available and the Company was in compliance with all covenants.

***2006 Subordinated Note***—On December 8, 2006, the Company entered into a subordinated loan and security agreement with Escalate Capital, LLC for advances of up to $10,000,000, which was fully advanced to the Company as of December 31, 2006 (the "December 2006 Subordinated Note"). This obligation bore interest at the rate of 11.5% per annum and did not carry a prepayment penalty.

In connection with the committed line, the Company paid a non-refundable facility fee of $100,000, and issued warrants to purchase up to 206,742 shares of the Company's Series C Preferred stock, vesting over one year, as defined, at an exercise price of $6.86 per share. Upon completion of the IPO in April 2007, the warrant converted into a warrant to purchase 206,742 shares of common stock at an exercise price of $6.86 per share.

The warrant was previously carried as a liability on the Company's balance sheet at its fair value with increases or decreases in fair value at each reporting date recorded in the statement of operations. Upon completion of the IPO, the Company had registered shares sufficient to settle the warrant upon exercise. Accordingly, all requirements for equity classification of such warrant as described in EITF 00-19 were met effective April 3, 2007. In accordance with EITF 00-19, the warrant liability was reclassified to equity on April 3, 2007 and the gains recorded to account for the contract at fair value during the period the contract was classified as a liability were not reversed. The Company recorded income related to the change in fair value of $830,875 in the statement of operations for the year ended December 31, 2007. The fair value of the warrant as of April 3, 2007 was estimated using the Black-Scholes option pricing method with the following assumptions: expected volatility rate of 43%; risk free interest rate of 4.5%, a term of three years and closing stock price on April 3, 2007 of $8.24. In addition, $1,529,250 was capitalized as part of debt discount costs as of the date of issuance and was being recognized as additional interest expense over the life of the loan.

On November 19, 2007, the Company made a payment to Escalate in the amount of $10,331,732 in full satisfaction of the outstanding principal balance and accrued unpaid interest. The Company recorded a loss of $1,264,777 in the statement of operations for the year ended December 31, 2007 related to the unamortized debt discount and debt issuance costs that would have otherwise been charged to interest over the term of the loan.

On November 20, 2007, Escalate exercised their right to a cashless exercise of their warrant and received 48,983 shares of the Company's common stock.

***2003 Subordinated Note***—In February 2003, the Company exercised its option to draw upon a convertible subordinated note provided to the Company in conjunction with a distribution agreement. The note is uncollateralized and provides for a five-year term (maturing in February 2008) requiring the payment of interest only on a quarterly basis with an annual interest rate of 4%. At December 31, 2007, the outstanding balance on the note was $1,000,000. In February 2008 the Company made a payment in the amount of $1,006,633, in full satisfaction of the outstanding principal balance and accrued unpaid interest.

***Note Payable*** —In 2002, the Company entered into an arrangement with a distributor whereby the distributor advanced a total of $1,000,000 cash to the Company for the future purchase of product. The Company classified these advances as deferred revenue in the 2005 balance sheet. As product was purchased, the applicable sales value was recognized as revenue. Although the Company was not obligated to refund any of these advances, effective December 31, 2006, the Company agreed to terminate the distribution agreement and repay the outstanding prepayment of $953,015 before February 20, 2008. The obligation bears simple interest at 2% per annum applied on a semi-monthly basis, not to exceed $19,060 per year. In February 2008, the Company made a payment in the amount of $954,634, in full satisfaction of the outstanding principal balance and accrued unpaid interest.

## 7. CONVERTIBLE PROMISSORY NOTES

***May 2006 Notes***— On May 4, 2006, the Company sold convertible promissory notes with an aggregate principal amount of $8,000,000 to one affiliated institutional investor and two unrelated institutional investors (the "May 2006 Notes"). The Company determined that the May 2006 Notes contained certain features that required bifurcation as embedded derivatives under SFAS No. 133, such as the IPO conversion feature. Therefore, in accordance with SFAS No. 155, the Company made an irrevocable election to measure the May 2006 Notes and the embedded derivatives, in their entirety, at fair value with subsequent changes in fair value recognized in the statement of operations.

At the date of the successful completion of the IPO on April 3, 2007, the fair value of the May 2006 Notes were $11,800,000, comprised of the $8,000,000 face value of the notes, $1,800,000 million in interest and $2,000,000 associated with the stock discount. Consequently, the Company adjusted the fair value of the May 2006 Notes to $11,800,000 and recorded the change in fair value of $160,000 in the statement of operations for the year ended December 31, 2007. In connection with the IPO, the May 2006 Notes were converted to 1,249,999 shares of common stock.

## 8. STOCKHOLDERS' EQUITY

***Capital Stock***—In March 2007, the Company amended its certificate of incorporation to reflect a 1-for-3.5 reverse stock split of common stock. All share and per share amounts relating to common stock and stock options included in the accompanying financial statements and footnotes have been restated to reflect the reverse stock split.

***Preferred Stock***—At December 31, 2006, the Company had 3,000,000 shares of Series A convertible preferred stock outstanding, 3,523,040 shares of Series B convertible stock outstanding and 17,861,899 shares of Series C Convertible preferred stock outstanding. Upon the closing of the IPO in April 2007, all the outstanding shares of preferred stock converted to 7,109,570 shares of the Company's common stock.

***Restricted Common Stock***—Certain options to purchase common stock have been exercised, subject to restricted stock purchase agreements. The restricted shares are subject to the risk of forfeiture, certain restrictions on transferability and to the Company's repurchase rights. The restrictions and repurchase options generally lapse 25% per year over a four-year vesting period. The Company has a repurchase option, exercisable upon discontinuance of the purchaser's service with the Company, to repurchase the unvested shares at the original price paid by the purchaser. Vested shares are not subject to the Company's repurchase rights. However, before any vested shares may be sold or otherwise transferred, the Company has a right of first refusal to purchase the shares at the price offered by the proposed transferee or fair value. Holders of restricted stock have the voting rights of a common stockholder.

The following summarizes information about aggregate number of chares of restricted common stock issued pursuant to restricted stock purchase agreements:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Unvested shares outstanding—beginning | 25,318 | 139,613 | 132,787 |
| Restricted shares issued upon exercise of stock options | — | 22,097 | 98,638 |
| Shares vested | (8,922) | (136,392) | (91,812) |
| Unvested common shares—ending | 16,396 | 25,318 | 139,613 |

## 9. STOCK OPTIONS AND WARRANTS

The Company's 2006 Stock Option Plan (the "2006 Plan"), which was adopted by the Company's board of directors in May 2006 and approved by the Company's shareholders in June 2006 is designed to enable the Company to offer an incentive-based compensation system to employees, officers and directors of the Company and to consultants who do business with the Company. The 2006 Plan provides for the grant of incentive stock options and nonqualified stock options to purchase up to an aggregate of 2,434,312 shares of common stock. The 2006 plan will terminate in 2016 and also provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with the 2007 fiscal year, equal to the lesser of:

- 3.5% of the outstanding shares of the Company's common stock on the first day of the fiscal year;
- 630,000 shares; or
- Such other amount as the board of directors may determine.

As of December 31, 2007, options to purchase a total of 520,417 shares of common stock were outstanding under the 2006 Plan and options to purchase a total of 1,913,895 shares were available for issuance under the 2006 Plan.

The Company also has a 1998 Stock Option Plan ("1998 Plan") which plan was approved by the Company's board of directors and shareholders in 1998. As of December 31, 2007, options to purchase a total of 732,364 shares of common stock were outstanding under the 1998 Plan and no options to purchase shares were available for issuance under the 1998 Plan.

The 2006 Plan and the 1998 Plan are administered by a committee appointed by the board of directors that determines the recipients and the terms of the options granted. Options may be granted to eligible employees, directors and consultants to purchase shares of the Company's common stock at a price that is at least equal to the fair market value of the common stock on the date of grant for incentive stock options (or 110% of the fair market value in the case of an optionee who holds more than 10% of the voting power of the Company on the date of grant). Subject to termination of employment, options may expire up to ten years from the date of grant.

The exercise price, term and other conditions applicable to each option granted under the 2006 and 1998 Plans are generally determined by the Administrator at the time of grant of each option and may vary with each option granted. The stock options granted generally vest 25% per year over a four-year period and expire after seven to 10 years. The options are exercisable according to the vesting schedule. Alternatively, the options may be exercised in whole or in part at any time into restricted, unvested common shares which are subject to the risk of forfeiture, and to the Company's repurchase rights (see Note 8). The restrictions and repurchase options on currently outstanding restricted stock grants issued pursuant to the 1998 Plan generally lapse 25% per year over a four-year period (consistent with the vesting period for the original stock option grants).

The 1998 Plan also permits for the issuance of restricted stock pursuant to grants of stock purchase rights. As of December 31, 2007, there were no outstanding stock purchase rights.

During the years ended December 31, 2007, 2006 and 2005 the Company recorded stock-based compensation expense of $1,944,864, $1,075,586 and $1,240,377, respectively, associated with employee performance-based and non-employee stock option awards.

A summary of stock option activity is as follows:

| | Number of Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding—December 31, 2004 | 548,249 | 0.84 | | |
| Granted (weighted-average fair value of $4.24 per share) | 221,251 | 2.33 | | |
| Exercised | (274,770) | 0.97 | | |
| Forfeited | (30,574) | 1.26 | | |
| Outstanding—December 31, 2005 | 464,156 | 1.44 | | |
| Granted (weighted-average fair value of $6.52 per share) | 200,599 | 6.59 | | |
| Exercised | (42,819) | 2.43 | | |
| Forfeited | (21,768) | 2.09 | | |
| Outstanding—December 31, 2006 | 600,168 | 3.05 | | |
| Granted (weighted-average fair value of $4.64 per share) | 764,086 | 9.67 | | |
| Exercised | (47,583) | 1.14 | | |
| Forfeited | (63,890) | 7.07 | | |
| Outstanding—December 31, 2007 | 1,252,781 | $ 6.95 | 7.8 | $2,065,607 |
| Vested (exercisable)—December 31, 2007 | 498,353 | $ 4.19 | 6.3 | $2,199,202 |
| Unvested (unexercisable)—December 31, 2007 | 754,428 | $ 8.78 | 8.8 | $ — |

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2007:

| Exercise Price | Number Outstanding | Weighted-Average Remaining Contractual Life (Years) | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
|---|---|---|---|---|---|
| $0.60 -0.88 | 203,482 | 3.6 | $ 0.85 | 199,715 | $ 0.85 |
| $1.75 | 91,149 | 7.0 | $ 1.75 | 68,767 | $ 1.75 |
| $2.63 | 39,615 | 7.2 | $ 2.63 | 25,406 | $ 2.63 |
| $3.71 | 81,978 | 8.1 | $ 3.71 | 29,534 | $ 3.71 |
| $4.03 | 22,996 | 8.0 | $ 4.03 | 11,585 | $ 4.03 |
| $7.95 | 45,311 | 8.2 | $ 7.95 | 21,928 | $ 7.95 |
| $8.00 -8.89 | 410,167 | 8.7 | $ 8.43 | 69,285 | $ 8.32 |
| $9.55 | 33,750 | 9.4 | $ 9.55 | 6,560 | $ 9.55 |
| $10.36 | 76,500 | 9.5 | $ 10.36 | 9,698 | $ 10.36 |
| $11.03 | 34,852 | 7.8 | $ 11.03 | 12,263 | $ 11.03 |
| $12.01 | 212,981 | 9.1 | $ 12.01 | 43,612 | $ 12.05 |
| | 1,252,781 | | | 498,353 | |

As of December 31, 2007, there was unrecognized compensation expense of $2.0 million related to unvested stock options, which the Company expects to recognize over a weighted average period of 2.0 years. The aggregate intrinsic value of the options outstanding and options exercisable as of December 31, 2007 was $2.1 million and $2.2 million, respectively. The weighted average grant date fair value of stock options granted during the year ended December 31, 2007 was $4.64.

As of December 31, 2007, the total number of outstanding options vested or expected to vest (considering anticipated forfeitures) was 716,707 which had a weighted average exercise price of $8.78. The average remaining life of these options was 8.8 years and the aggregate intrinsic value was $0 at December 31, 2007.

Upon the closing of the IPO in April 2007, the outstanding preferred stock warrants converted into warrants to purchase 462,046 shares of common stock. A summary of the activity of common stock purchase warrants is as follows:

| | | Warrant Price | |
|---|---|---|---|
| | Number of Shares | Per Share | Total |
| Balance outstanding, December 31, 2004 | 253,555 | $ 6.86 | $ 1,739,387 |
| Warrants issued | 1,749 | 6.86 | 11,998 |
| Warrants exercised | — | — | — |
| Balance outstanding, December 31, 2005 | 255,304 | 6.86 | 1,751,385 |
| Warrants issued | 206,742 | 6.86 | 1,418,250 |
| Warrants exercised | — | — | — |
| Balance outstanding, December 31, 2006 | 462,046 | 6.86 | 3,169,635 |
| Warrants issued | — | — | — |
| Warrants exercised | (243,446) | 6.86 | (1,670,039) |
| Balance outstanding, December 31, 2007 | 218,600 | $ 6.86 | $ 1,499,596 |

## 10. EMPLOYEE STOCK PURCHASE PLAN

Effective April 3, 2007, the closing date of the IPO, the Employee Stock Purchase Plan ("Purchase Plan") was established. The Company's Purchase Plan was adopted by the Company's board of directors effective as of May 2006 and approved by the Company's stockholders in June 2006. The Purchase Plan provides eligible employees of the Company with an incentive by providing a method whereby they may voluntarily purchase common stock of the Company upon terms described in the Purchase Plan. The Purchase Plan is designed to be operated on the basis of six consecutive month offering periods commencing April 1 and October 1 of each year during the term of the Purchase Plan, except for the first such offering period, which commenced on the first trading day on or after March 28, 2007 and ended on the first trading day on or after September 30, 2007. In June 2007, the Company's board of directors amended the offering periods to May 15 and November 15 of each year from April 1 and October 1 of each year commencing in 2008. The 2006 Purchase Plan terminates in 2016. The Purchase Plan provides that eligible employees may authorize payroll deductions of up to 10% of their salary to purchase shares of the Company's common stock at 85% of the fair market value of common stock on the first or last day of the applicable purchase period. During 2007, the Company recorded $145,966 for compensation related to the discounted purchase price and look back feature of the Purchase Plan. The fair value of these discounts was estimated using a Black-Scholes pricing method with the following assumptions: $7.60 and $6.80 strike price; $8.94 and $8.00 share price; 228 and 182 days until expiration; 44% and 43% volatility and 4.08% and 5.05% interest rate on October 1, 2007 and April 3, 2007, respectively. As of December 30, 2007, Purchase Plan participant contributions of $132,141 were included in other current liabilities in the accompanying 2007 balance sheet. A total of 550,000 shares of common stock are authorized for issuance under the Purchase Plan, and as of December 31, 2007, 34,708 shares have been issued under the Purchase Plan.

## 11. COMMITMENTS AND CONTINGENCIES

***Leases***—The Company leases its corporate and manufacturing facility under a noncancelable operating lease expiring in October 2008. The lease agreement contains certain scheduled rent increases which are accounted for on a straight-line basis. In March 2008, the Company entered into a new corporate and manufacturing facility commencing November 1, 2008. See Note 14.

The Company has acquired computer equipment under capital leases that are payable in various scheduled monthly installments through December 2009.

Future minimum lease payments are as follows:

| Years Ending December 31, | Operating Leases | Capital Leases |
|---|---|---|
| 2008 | $315,082 | $ 12,727 |
| 2009 | — | 12,727 |
| 2010 | — | 1,054 |
| Total minimum lease payments | $315,082 | 26,508 |
| Amount representing interest ranging from 14.4% to 31.3% | | (4,558) |
| Present value of future minimum capital lease obligations | | 21,950 |
| Current portion | | (5,188) |
| | | $ 16,762 |

Rent expense was $447,741, $395,560, and $379,774, for the years ended December 31, 2007, 2006 and 2005, respectively.

*Purchase Obligations*—Under a distribution agreement, the Company is obligated to purchase minimum quantities of a product from the manufacturer through September 30, 2008. After that date, the Company has the option to extend the distribution agreement for an additional five years, with additional minimum quantities. At December 31, 2007, the unfulfilled minimum purchase obligation on the initial term of the agreement was $1,325,600, which is due in 2008. The Company expects to satisfy its minimum purchase obligations.

*Indemnities and Guarantees*—During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include those given to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of California. The duration of these indemnities, commitments and guarantees varies. Some of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets.

The Company provides a limited warranty against manufacturer's defects on its products. Product warranty costs have not been significant.

*Litigation*—The Company may be subject to legal proceedings, claims and litigation arising in the ordinary course of business. While the amounts claimed may be substantial, the ultimate liability cannot presently be determined because of considerable uncertainties that exist. Therefore, it is possible the outcome of such legal proceedings, claims and litigation could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

On January 8, 2008, Hologic and its wholly-owned subsidiary Cytyc Corporation, filed a lawsuit against the Company. See Note 15.

## 12. SEGMENT INFORMATION

Net revenues by geographic area are presented based upon the country of destination. No foreign country represented 10% or more of net revenues for any period presented. Net revenues by geographic area were as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| United States | $ 32,321,888 | $ 24,320,070 | $ 18,416,659 |
| Canada | 1,052,543 | 661,792 | 452,130 |
| Rest of world | 1,661,405 | 526,896 | 384,524 |
| Total | $ 35,035,836 | $ 25,508,758 | $ 19,253,313 |

No customer accounted for 10% or more of net revenues for any period presented.

At December 31, 2007, the Company has four product classes. In June 2007, the Company revised its product classes to reflect the manner in which it now assesses its performance and makes decisions. Biopsy disposable products include the Company's EnCor and SenoCor products. Biopsy capital equipment products include the consoles and other pieces (non-disposable) of the EnCor and SenoCor products. Diagnostic adjunct products include the Marker product, the Gamma Finder product and the Anchor Guide product. Therapeutic disposables include the Company's recently commercialized Contura Multi-Lumen Balloon (MLB) Catheter, which received FDA 510(k) clearance in May 2007.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Biopsy disposable products | $16,215,740 | $10,972,421 | $ 6,160,960 |
| Biopsy capital equipment products | 3,301,908 | 1,245,279 | 1,388,740 |
| Diagnostic adjunct products | 14,976,567 | 13,291,058 | 11,703,613 |
| Therapeutic disposable products | 541,621 | — | — |
| Total | $35,035,836 | $25,508,758 | $19,253,313 |

Substantially all of the Company's assets are in the United States.

## 13. EMPLOYEE BENEFIT PLANS

In January 2003, the Company adopted a 401(k) retirement and savings plan which provides for voluntary employee participation subject to a waiting period. The plan provides for discretionary matching subject to the approval by the Company's Board of Directors. The Company did not make contributions to this plan in the years ended December 31, 2007, 2006, or 2005.

## 14. SUBSEQUENT EVENTS

On January 8, 2008, Hologic and its wholly-owned subsidiaries, including Cytyc Corporation and Cyctc LP, filed a lawsuit against the Company in the United States District Court, Northern District of California, San Jose Division. The complaint generally alleges patent infringement of certain Hologic brachytherapy patent claims, seeking unspecified monetary damages and an injunction against the Company for infringement of those claims. On February 6, 2008, Hologic filed a motion seeking a preliminary injunction in the case and requested that the Court stop the sale of Contura MLB. The preliminary injunction hearing is set for April 21, 2008. On March 7, 2008, Hologic filed an amended complaint restating its allegations regarding patent infringement, and adding new claims related to unfair competition under the Lanham Act and California state unfair competition and false advertising statutes. The Company has reviewed the claims made by Hologic, is confident in its proprietary intellectual property and actions, and intends to vigorously defend itself.

In February 2008, the Company made a payment in the amount of $1,961,267, in full satisfaction of the outstanding principal balance and accrued unpaid interest of the 2003 Subordinated Note and the Note Payable. See Note 6.

On February 27, 2008, the Company's board of directors approved, under the Company's 2006 equity incentive plan, the issuance of options to employees to purchase an aggregate of 208,503 shares of common stock at an exercise price of $8.30 per share, which was the fair market value of a share of common stock on the date of grant

In March 2008, the Company entered into an agreement to lease a new corporate and manufacturing facility in Irvine, California consisting of 41,402 square feet of space. The lease has an initial term of 63 months commencing November 1, 2008, with the Company's right of earlier occupancy, and one five-year option to extend. The monthly base rent is initially approximately $44,300 and increases at a rate of 4% per annum.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

**Evaluation of Disclosure Controls and Procedures.** Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

**Changes in Internal Control Over Financial Reporting.** There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This annual report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report by the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to the definitive proxy statement for our 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our 2007 fiscal year (the "2008 Proxy Statement").

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the 2008 Proxy Statement.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the 2008 Proxy Statement.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the 2008 Proxy Statement.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the 2008 Proxy Statement.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) The financial statements required by Item 15(a) are filed in Item 8 of this Annual Report on Form 10-K.

(2) All schedules are omitted because they are not applicable. All the required information is shown in the financial statements or notes thereto.

(3) Exhibits.

| Exhibit Number | Description |
|---|---|
| 3.2[1] | Amended and Restated Certificate of Incorporation. |
| 3.4[1] | Bylaws. |
| 4.1[1] | Specimen Common Stock certificate of the Registrant. |
| 4.2[1] | Fourth Amended and Restated Investors' Rights Agreement, dated May 3, 2006, by and among the Registrant and certain stockholders. |
| 10.1[1] | Form of Indemnification Agreement for directors and executive officers. |
| 10.2[1] | 1998 Stock Plan. |
| 10.3[1] | 2006 Equity Incentive Plan. |
| 10.4[1] | Employee Stock Purchase Plan. |
| 10.5[1] | Fourth Amended and Restated Investors' Rights Agreement, dated May 3, 2006, by and among the Registrant and certain stockholders. |
| 10.6[1] | Standard Industrial/Commercial Multi-Tenant Lease, dated September 15, 1999, as amended on March 28, 2003 and November 1, 2003, by and between the Registrant and Columbia Investors, LLC. |
| 10.7[1] | Loan and Security Agreement, dated March 15, 2002, and various amendments thereto, by and between the Registrant and Silicon Valley Bank. |
| 10.7.1[1] | Amended and Restated Loan and Security Agreement, dated February 20, 2007, by and between the Registrant and Silicon Valley Bank. |
| 10.8[1] | Convertible Subordinated Note Agreement, dated May 9, 2002, by and between the Registrant and Century Medical, Inc. |
| 10.9[1] | $2,500,000 Loan and Security Agreement, dated December 27, 2004, by and between the Registrant and Venture Lending & Leasing IV, Inc. |
| 10.10[1] | Note Purchase Agreement and Form of Subordinated Convertible Promissory Note, each dated May 4, 2006, by and between the Registrant and certain stockholders. |
| 10.11[1]† | Agreement for Vacuum Assisted Breast Biopsy Needle, System, and Accessory Products, effective April 1, 2005 by and between the Registrant and KP Select. |
| 10.12[1] | Executive Employment Agreement, dated May 1, 1999, by and between the Registrant and Lloyd Malchow. |
| 10.13[1]† | Distribution Agreement, dated June 11, 2003, and various amendments thereto, by and among the Registrant, W.O.M. World of Medicine USA, Inc. and W.O.M. World of Medicine AG. |
| 10.14[1] | Settlement Agreement, effective as of May 22, 2006, by and between the Registrant and Suros Surgical Systems, Inc. |
| 10.15[1] | Loan and Security Agreement, dated December 8, 2006, by and between the Registrant and Escalate |

| Exhibit Number | Description |
|---|---|
| | Capital I, L.P. |
| 10.16[2] | Lease Agreement between The Irvine Company LLC and Registrant dated March 5, 2008. |
| 23.1 | Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm. |
| 31.1 | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

(1) Incorporated by reference from our Registration Statement on Form S-1 (Registration No. 333-134466), which was declared effective on March 28, 2007.

(2) Incorporated by reference from our Current Report on Form 8-K filed on March 10, 2008.

† Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the SEC.

## SIGNATURES

Pursuant to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on our behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2008

SenoRx, Inc.

By: /s/ LLOYD H. MALCHOW
LLOYD H. MALCHOW
President and Chief Executive Officer
(Principal Executive Officer)

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Lloyd H. Malchow and Kevin J. Cousins, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this annual report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ LLOYD H. MALCHOW<br>Lloyd H. Malchow | President, Chief Executive Officer and Director (Principal Executive Officer) | March 21, 2008 |
| /s/ KEVIN J. COUSINS<br>Kevin J. Cousins | Chief Financial Officer (Principal Accounting Officer) | March 21, 2008 |
| /s/ VICKIE L. CAPPS<br>Vickie L. Capps | Director | March 21, 2008 |
| /s/ KIM D. BLICKENSTAFF<br>Kim D. Blickenstaff | Director | March 21, 2008 |
| /s/ FREDERICK J. DOTZLER<br>Frederick J. Dotzler | Director | March 21, 2008 |
| /s/ JOHN L. ERB<br>John L. Erb | Director | March 21, 2008 |
| /s/ JESSE I. TREU, PH.D.<br>Jesse I. Treu, Ph.D. | Director | March 21, 2008 |
| /s/ GREGORY D. WALLER<br>Gregory D. Waller | Director | March 21, 2008 |

**Exhibit 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-141818 and 333-149498 on Form S-8 of our report dated March 13, 2008, relating to the financial statements of SenoRx, Inc., appearing in this Annual Report on Form 10-K of SenoRx, Inc. for the year ended December 31, 2007.

*/s/ DELOITTE & TOUCHE LLP*

Costa Mesa, California
March 13, 2008

**Exhibit 31.1**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER**
**PURSUANT TO**
**SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**AS ADOPTED PURSUANT TO**
**SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Lloyd H. Malchow, certify that:

1. I have reviewed this annual report on Form 10-K of SenoRx, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 21, 2008

/s/ Lloyd H. Malchow
Lloyd H. Malchow
President, Chief Executive Officer and Director (Principal Executive Officer)

**Exhibit 31.2**

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Kevin J. Cousins, certify that:

1. I have reviewed this annual report on Form 10-K of SenoRx, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 21, 2008

/s/ Kevin J. Cousins
Kevin J. Cousins
Chief Financial Officer (Principal Accounting and Financial Officer)

**Exhibit 32.1**

## CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Lloyd H. Malchow, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of SenoRx, Inc. on Form 10-K for the fiscal year ended December 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of SenoRx, Inc.

Date: March 21, 2008

By: /s/ Lloyd H. Malchow
Name: Lloyd H. Malchow
Title: President, Chief Executive Officer and Director (Principal Executive Officer)

I, Kevin J. Cousins, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of SenoRx, Inc. on Form 10-K for the fiscal year ended December 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of SenoRx, Inc.

Date: March 21, 2008

By: /s/ Kevin J. Cousins
Name: Kevin J. Cousins
Title: Chief Financial Officer (Principal Accounting and Financial Officer)

SENORX



**NOTICE OF**
**2008 ANNUAL MEETING OF STOCKHOLDERS**
**TO BE HELD ON JUNE 5, 2008**

*To our Stockholders:*

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of SenoRx, Inc. ("*SenoRx*"). The meeting will be held at our principal executive offices located at 11 Columbia, Suite A, Aliso Viejo, California 92656 at 10:00 a.m. local time on June 5, 2008, for the following purposes:

1. To elect one Class I director, to serve for a three-year term which will expire at the 2011 Annual Meeting of Stockholders or until such time as a successor has been duly elected and qualified;
2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and
3. To transact such other business as may properly come before the Annual Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies, if necessary, or before any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice.

The meeting will begin promptly at 10:00 a.m. local time, and check-in will begin at 9:30 a.m. local time. Only those who are SenoRx (Nasdaq: SENO) common stockholders of record at the close of business on April 14, 2008 will be entitled to receive notice of, and vote at, the Annual Meeting and any postponements or adjournments of the meeting. If you are a stockholder of record, you will be asked to present proof of identification for admission to the annual meeting. If your shares are held in the name of a broker, bank or other nominee, you may be asked to present a statement from your broker, bank or other nominee, reflecting your beneficial ownership of SenoRx common stock as of April 14, 2008 as well as a proxy from the record-holder to you, for admission to the 2008 Annual Meeting. Please be prepared to provide this documentation if requested.

For a period of at least 10 days prior to the meeting, during normal business hours, at our principal executive offices located at 11 Columbia, Suite A, Aliso Viejo, California 92656, a complete list of stockholders entitled to vote at the meeting will be available for examination by any stockholder, for any purpose in connection with the Annual Meeting.

By order of the Board of Directors,

By: Lloyd H. Malchow
Lloyd H. Malchow
*President, Chief Executive Officer and Director*

Aliso Viejo, California
May 11, 2008

**YOUR VOTE IS IMPORTANT!**

**WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE PROMPTLY. YOU MAY VOTE THROUGH THE INTERNET OR BY TELEPHONE, IN EACH CASE AS INSTRUCTED ON THE ENCLOSED PROXY CARD; OR, YOU MAY COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE. NO ADDITIONAL POSTAGE IS NECESSARY IF THE PROXY IS MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE MEETING.**

TABLE OF CONTENTS

SENORX

# PROXY STATEMENT
# FOR
# 2008 ANNUAL MEETING OF STOCKHOLDERS
# TO BE HELD ON JUNE 5, 2008

The Board of Directors of SenoRx, Inc., a Delaware corporation, is soliciting the enclosed proxy from you. The proxy will be used at our 2008 Annual Meeting of Stockholders to be held on June 5, 2008, beginning at 10:00 a.m., local time, at our principal executive offices located at 11 Columbia, Suite A, Aliso Viejo, California 92656, and at any postponements or adjournments thereof. This proxy statement contains important information regarding the meeting. Specifically, it identifies the matters upon which you are being asked to vote, provides information that you may find useful in determining how to vote and describes the voting procedures.

In this proxy statement: the terms "*we,*" "*our,*" "*SenoRx*" and the "*Company*" each refer to SenoRx, Inc.; the term "*Board*" means our Board of Directors; the term "*proxy materials*" means this proxy statement, the enclosed proxy card and our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on March 21, 2008, which you should read; and the term "*Annual Meeting*" means our 2008 Annual Meeting of Stockholders.

We are sending these proxy materials on or about May 11, 2008 (the "*Proxy Date*"), to all stockholders of record at the close of business on April 14, 2008 (the "*Record Date*").

## QUESTIONS AND ANSWERS REGARDING THIS SOLICITATION AND VOTING AT THE ANNUAL MEETING

***Why am I receiving these proxy materials?*** You are receiving these proxy materials from us because you were a stockholder of record at the close of business on the Record Date which was April 14, 2008. As a stockholder of record, you are invited to attend the meeting and are entitled to and requested to vote on the items of business described in this proxy statement.

***What is the purpose of the annual meeting?*** At our meeting, stockholders of record will vote upon the items of business outlined in the notice of meeting (on the cover page of this proxy statement), each of which is described more fully in this proxy statement. In addition, management will report on the performance of our Company and respond to questions from stockholders.

***Who is entitled to attend the meeting?*** You are entitled to attend the meeting *only* if you were a SenoRx stockholder (or joint holder) of record as of the close of business on April 14, 2008, or if you hold a valid proxy for the meeting. You should be prepared to present photo identification for admittance.

Please also note that if you are not a stockholder of record but hold shares in *street name* (that is, through a broker or nominee), you will need to provide proof of beneficial ownership as of the Record Date, such as your most recent brokerage account statement, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership.

The meeting will begin promptly at 10:00 a.m., local time. Check-in will begin at 9:30 a.m., local time.

***Who is entitled to vote at the meeting?*** Only stockholders who owned our common stock at the close of business on the Record Date are entitled to notice of the Annual Meeting and to vote at the meeting, and at any postponements or adjournments thereof.

***How many shares must be present or represented to conduct business?*** The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of our common stock at the close of business on the Record Date will constitute a quorum. A quorum is required to conduct business at the meeting. Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum.

***What will be voted on at the meeting?***

The items of business scheduled to be voted on at the meeting are as follows:

1. the election of a nominee to serve as a Class I director on our Board; and
2. the ratification of the appointment of our independent registered public accounting firm for the 2008 fiscal year.

These proposals are described more fully below in this proxy statement. As of the date of this proxy statement, the only business that our Board intends to present or knows of that others will present at the meeting is set forth in this proxy statement. If any other matter or matters are properly brought before the meeting, it is the intention of the persons who hold proxies to vote the shares they represent in accordance with their best judgment.

***How does the Board recommend that I vote?***

Our Board recommends that you vote your shares "FOR" the director nominee and "FOR" the ratification of the appointment of the independent registered public accounting firm for the 2008 fiscal year.

***What shares can I vote at the meeting?***

You may vote all shares owned by you as of the Record Date, including (1) shares held directly in your name as the *stockholder of record*, and (2) shares held for you as the *beneficial owner* through a broker, trustee or other nominee such as a bank.

***What is the difference between holding shares as a stockholder of record and as a beneficial owner?***

Most of our stockholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

**Stockholders of Record.** If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered to be, with respect to those shares, the *stockholder of record*, and these proxy materials are being sent directly to you by us. As the *stockholder of record*, you have the right to grant your voting proxy directly to SenoRx or to vote in person at the meeting. We have enclosed a proxy card for you to use.

**Beneficial Owner.** If your shares are held in a brokerage account or by another nominee, you are considered the *beneficial owner* of shares held *in street name*, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the meeting. Please note that since a beneficial owner is not the *stockholder of record*, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

***How can I vote my shares without attending the meeting?***

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. Stockholders of record of our common stock may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelope. SenoRx stockholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instruction cards provided by the broker, trustee or nominee and mailing them in the accompanying pre-addressed envelope. In addition, if you are a stockholder of record, you may grant a proxy to vote your shares at the annual meeting by telephone, by calling 1-800-652-8683 and following the simple recorded instructions, twenty-four hours a day, seven days a week, at any time prior to 10:59 p.m. Pacific Time on June 4, 2008, the day before the annual meeting. Alternatively, as a stockholder of record, you may vote via the Internet at any time prior to 10:59 p.m. Pacific Time on June 4, 2008, the day before the annual meeting, by going to http://www.investorvote.com to create an electronic ballot. If you vote by telephone or the Internet, you will be required to provide the control number contained on your proxy card. If your shares are held in street name, your proxy card may contain instructions from your broker, bank or nominee that allow you to vote your shares using the Internet or by telephone. Please consult with your broker, bank or nominee if you have any questions regarding the electronic voting of shares held in street name. The granting of proxies electronically is allowed by Section 212(c)(2) of the Delaware General Corporation Law.

***How can I vote my shares in person at the meeting?***

Shares held in your name as the stockholder of record may be voted in person at the meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. ***Even if you plan to attend the meeting, we recommend that you also submit your proxy card or voting instructions as described above so that your vote will be counted if you later decide not to, or are unable to, attend the meeting.***

***Can I change my vote?***

You may change your vote at any time prior to the vote at the meeting. If you are the stockholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary prior to your shares being voted, or by attending the meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

***Is my vote confidential?***

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within SenoRx or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy card, which are then forwarded to SenoRx management.

***How are votes counted?***

The vote required to approve each item of business and the method for counting votes is set forth below:

**Election of Director.** You may vote "FOR" the director nominee, "AGAINST" the director nominee, or you may choose to "WITHHOLD" your vote for the director nominee by striking through the nominee's name on your proxy. The director nominee receiving the highest number of affirmative "FOR" votes at the meeting (a plurality of votes cast) will be elected to serve as the Class I director. A properly executed proxy marked "WITHHOLD" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

**Ratification of Independent Registered Public Accounting Firm.** For the ratification of the appointment of our independent registered public accounting firm, the affirmative "FOR" vote of a majority of the shares represented in person or by proxy and entitled to vote on the item will be required for approval. You may vote "FOR," "AGAINST" or "ABSTAIN" for this item of business. If you choose to "ABSTAIN," your abstention has the same effect as a vote "AGAINST."

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board ("FOR" our nominee to the Board and "FOR" ratification of the independent registered public accounting firm, and in the discretion of the proxy holders on any other matters that properly come before the meeting).

***What is a "broker non-vote"?***

Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, who are the beneficial owners of the shares, brokers have the discretion to vote such shares on routine matters. The election of a director and the ratification of the appointment of independent registered public accounting firm are considered routine matters. Therefore, if you do not otherwise instruct your broker, the broker may turn in a proxy card voting your shares "FOR" our nominee to the Board and "FOR" ratification of the independent registered public accounting firm. A "*broker non-vote*" occurs when a broker expressly instructs on a proxy card that it is not voting on a matter, whether routine or non-routine.

***How are "broker non-votes" counted?***

Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum for the transaction of business, but they will *not* be counted in tabulating the voting result for any particular proposal.

| | |
|---|---|
| ***How are abstentions counted?*** | If you return a proxy card that indicates an abstention from voting on all matters, the shares represented will be counted for the purpose of determining both the presence of a quorum and the total number of votes cast with respect to a proposal (other than the election of directors), but they will not be voted on any matter at the meeting. In the absence of controlling precedent to the contrary, we intend to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote "*AGAINST*" a proposal. |
| ***What happens if additional matters are presented at the meeting?*** | Other than the two proposals described in this proxy statement, we are not aware of any other business to be acted upon at the meeting. If you grant a proxy, the persons named as proxy holders, Kevin Cousins (our Vice President, Finance and Chief Financial Officer) and Lloyd H. Malchow (our President and Chief Executive Officer), will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If, for any unforeseen reason, the nominee for director is not available as a candidate, the persons named as proxy holders will vote your proxy for such other candidate as may be nominated by our Board. |
| ***Who will serve as inspector of election?*** | We expect a representative of Computershare Trust Company, N.A., our transfer agent, to tabulate the votes and act as inspector of election at the meeting. |
| ***What should I do if I receive more than one proxy?*** | You may receive more than one set of these proxy solicitation materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. In addition, if you are a stockholder of record and your shares are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each SenoRx proxy card and voting instruction card that you receive to ensure that all your shares are voted. |
| ***Who is soliciting my vote and who is paying the costs?*** | Your vote is being solicited on behalf of our Board and we will pay the costs associated with the solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement. |
| ***How can I find out the results of the voting?*** | We intend to announce preliminary voting results at the meeting and publish final results in our quarterly report on Form 10-Q for the second quarter of fiscal 2008. |

***What is the deadline for proposing action or director candidates?***

As a stockholder, you may be entitled to present proposals for action at a future meeting of stockholders, including director nominations.

**Stockholder Proposals:** For a stockholder proposal to be considered for inclusion in the SenoRx proxy statement for the annual meeting to be held in 2009, the written proposal must be received by the Secretary of the Company at our principal executive offices no earlier than February 20, 2009 and not later than March 21, 2009. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's annual meeting, the deadline for inclusion of proposals in our proxy statement will instead be a reasonable time before we begin to print and mail next year's proxy materials. Stockholder proposals must comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and any other applicable rules established by the U.S. Securities and Exchange Commission (the "**SEC**"). Proposals should be addressed to:

Secretary
SenoRx, Inc.
11 Columbia, Suite A
Aliso Viejo, California 92656

**Nomination of Director Candidates:** If you wish to propose a director candidate for consideration by our Board, your recommendation should include information required by the Bylaws of SenoRx and should be directed to the Secretary of SenoRx at the address of our principal executive offices set forth above. In addition, the stockholder must submit the recommendation within the time period set forth above for Stockholder Proposals.

**Copy of Bylaw Provisions:** You may contact the Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

## MANAGEMENT

### Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of April, 1, 2008:

| Name | Age | Position |
|---|---|---|
| Lloyd H. Malchow | 54 | President, Chief Executive Officer and Director |
| Kevin J. Cousins | 53 | Vice President, Finance and Chief Financial Officer |
| Paul Lubock | 52 | Chief Technology Officer |
| William F. Gearhart | 60 | Vice President, Sales and Marketing |
| Eben S. Gordon | 53 | Vice President, Regulatory Affairs and Quality Assurance |
| Kim D. Blickenstaff(2) | 55 | Director |
| Vickie L. Capps(1) | 46 | Director |
| Frederick J. Dotzler(2) | 62 | Director |
| John L. Erb(1) | 59 | Director |
| Jesse I. Treu, Ph.D.(2)(3) | 60 | Director |
| Gregory D. Waller(1) | 58 | Director |

(1) Member of our audit committee.
(2) Member of our compensation committee.
(3) Dr. Treu has notified us that he will not stand for re-election at our 2008 Annual Meeting of Stockholders.

***Lloyd H. Malchow.*** Mr. Malchow joined us as our President and Chief Executive Officer and director in May 1999. From 1993 to 1999, Mr. Malchow held various positions at Penederm, a publicly traded drug delivery company acquired by Mylan Laboratories in 1998, including Chief Executive Officer, President and Chief Operating Officer. Prior to Mr. Malchow's employment with Penederm, Mr. Malchow held various positions at Allergan, a pharmaceutical and medical device company, including corporate Operating Committee member, vice president positions in sales and business development for Allergan's ophthalmology and dermatology divisions, and skin care division General Manager. Prior to this time, Mr. Malchow was the Director of Sales at the American Medical Optics Division of American Hospital Supply, a provider of medical supplies and medical devices. Mr. Malchow earned his B.A. in Government and Communication from Carroll College, his M.A. from the University of Maryland and his M.B.A. from Pepperdine University.

***Kevin J. Cousins.*** Mr. Cousins has served as our Chief Financial Officer and Vice President, Finance since March 2002. From May 2001 to March 2002, Mr. Cousins served as a financial consultant to us. From January 2000 to May 2001, Mr. Cousins served as Director of Finance at IntraLase, a manufacturer of laser products for vision correction. Prior to January 2000, Mr. Cousins was the Director of Finance at Biopsys Medical, a manufacturer of products for the diagnosis of breast cancer, and held various finance positions at BBI Source Scientific and T-Chem Products. Mr. Cousins earned his B.A. in Business Administration from California State University, Fullerton, and his M.S. in Taxation from Golden Gate University, and was certified as a C.P.A. in 1980.

***Paul Lubock.*** Mr. Lubock is one of our co-founders and has served as our Chief Technical Officer since October 1999. Mr. Lubock also served on our Board from our inception in January 1998 to December 2001 and served as our Chief Operating Officer from January 1998 to October 1999. Prior to January 1998, Mr. Lubock was the co-founder and a principal at Abacus Design & Development, a medical product development company, and the founder of Laparomed, a laparoscopic medical device company acquired by Advanced Surgical in 1994. Mr. Lubock held various positions at Laparomed, including President, Vice President, Engineering and served on its board of directors. Mr. Lubock earned his B.A. in Applied Mechanics and Engineering Science from the University of California, San Diego and his M.S. in Mechanical Engineering from the University of California, Berkeley.

***William F. Gearhart.*** Mr. Gearhart joined us as our Vice President, Sales and Marketing in December 1999. Prior to December 1999, Mr. Gearhart held management positions at a number of medical device companies, including Vice President, Sales and Marketing at Micro Therapeutics, a manufacturer of devices for the treatment of neuro and peripheral vascular diseases, Vice President of Sales and Marketing at Interventional Technologies, a manufacturer of devices for use in interventional cardiology, which was acquired by Boston Scientific in 2001, and Vice President of Sales and Marketing at Pfizer, a pharmaceutical company. Mr. Gearhart earned his B.S. in Business from the University of Pennsylvania, his M.B.A. from the University of Michigan and his J.D. from William Mitchell College of Law.

***Eben S. Gordon.*** Mr. Gordon joined us as our Vice President, Regulatory Affairs and Quality Assurance in March 2006. From May 2005 to March 2006, Mr. Gordon served as Vice President, Regulatory Affairs and Quality Assurance at ReVision Optics, a manufacturer of ophthalmic devices. From November 2001 to May 2005, Mr. Gordon held various positions at Endocare, a manufacturer of devices for the treatment of urological conditions, including Vice President, Regulatory Affairs and Quality Assurance and Senior Director, Regulatory Affairs. From November 1996 to November 2001, Mr. Gordon held various positions at Micro Therapeutics, including Director, Regulatory Affairs and Quality Assurance. Mr. Gordon earned his B.S. in Zoology at California Polytechnic University.

***Kim D. Blickenstaff.*** Mr. Blickenstaff has served on our Board since March 2002. Since September 2007, Mr. Blickenstaff has served as the Chief Executive Officer and as a member of the board of directors of Tandem Diabetes Care, a privately-held medical device company. Mr. Blickenstaff currently serves as chairman of the board of directors of Medivation, a publicly-traded drug development company. From April 1988 until its acquisition in June 2007, Mr. Blickenstaff served as Chief Executive Officer and as a member of the board of directors of Biosite Incorporated, a publicly-traded manufacturer of medical diagnostic products. From 2001 to September 2007, Mr. Blickenstaff served as a member of the board of directors of DexCom, a publicly-traded developer of glucose monitoring devices. Prior to 1998, Mr. Blickenstaff held various positions in finance, operations, research management, sales management, strategic planning, and marketing with Baxter, National Health Laboratories and Hybritech. Mr. Blickenstaff earned his B.A. in Political Science at Loyola University, Chicago and his M.B.A. at the Graduate School of Business, Loyola University, Chicago.

***Vickie L. Capps.*** Ms. Capps has served on our Board since June 2007. Since July 2002, Ms. Capps has been a senior executive at DJO Incorporated, a medical device company that recently was taken private, serving as its Executive Vice President and Chief Financial Officer since April 2006. From September 2001 to July 2002, Ms. Capps served as Senior Vice President, Finance and Administration and Chief Financial Officer at AirFiber, a privately held provider of broadband wireless solutions. From June 1999 to June 2001, Ms. Capps served as Vice President of Finance and Administration and CFO for Maxwell Technologies, Inc. Ms. Capps also served ten years as a senior audit and accounting professional for Ernst & Young LLP and is a California Certified Public Accountant. Ms. Capps earned her B.S. in Business Administration/Accounting from San Diego State University.

***Frederick J. Dotzler.*** Mr. Dotzler has served on our Board since March 2003 and previously served on our board of directors from March 1998 to March 2002. Mr. Dotzler has been a Managing Director of De Novo Ventures, a venture capital firm he co-founded, since March 2000 and a General Partner of Medicus Venture Partners, a venture capital firm, since February 1989. Prior to February 1989, Mr. Dotzler was a General Partner of Crosspoint Venture Partners, a venture capital firm. Mr. Dotzler previously held management positions in marketing, sales, manufacturing and acquisitions with IBM, Millipore, Searle, and Merrimack Laboratories. Mr. Dotzler serves on the board of directors of several privately-held companies. Mr. Dotzler earned his B.S.I.E. in Industrial Engineering at Iowa State University, his M.B.A. at the University of Chicago and an advanced degree in Economics at the University of Louvain, Belgium.

***John L. Erb.*** Mr. Erb has served on our Board since December 2001. Since January 2008, Mr. Erb has served as the Chief Executive Officer of Cardia Access, Inc., a privately-held medical device developer. From January 2007 until January of 2008, Mr. Erb served as Executive Chairman of the Board of CHF Solutions, a privately-held manufacturer of products for the treatment of congestive heart failure. From November 2001 through December 2006, Mr. Erb served as Chief Executive Officer of CHF Solutions and served as a member of its board of directors until January 2008. From March 1997 through November 2001, Mr. Erb was President and Chief Executive Officer of IntraTherapeutics, a manufacturer of peripheral stents, which was acquired by Sulzer Medica in February 2001. Mr. Erb serves on the board of directors of two publicly-traded companies, CryoCath Technologies, a developer of products for the treatment of cardiovascular disease, and Vascular Solutions, a developer of devices for the treatment of peripheral vascular disease, and serves on the board of directors of several privately-held companies. Mr. Erb earned his B.A. in Business Administration at California State University, Fullerton.

***Jesse I. Treu, Ph.D.*** Dr. Treu served on our Board from October 1999 until our 2008 Annual Meeting of Stockholders. Since January 1986, Dr. Treu has been a General Partner and Managing Member of Domain Associates, a venture capital firm. Prior to January 1986, Dr. Treu held a number of management and corporate staff positions in the medical industry, including positions at General Electric and Technicon Instruments. Dr. Treu serves on the board of directors of one publicly-traded company, Somaxon Pharmaceuticals, a pharmaceutical company, as well as on the board of directors of several privately-held companies. Dr. Treu earned his B.S. in Physics from Rensselaer Polytechnic Institute and his M.A. and Ph.D. in Physics at Princeton University.

***Gregory D. Waller.*** Mr. Waller has served on our Board since May 2006. Since March 2006, Mr. Waller has been the Chief Financial Officer at Universal Building Products, a manufacturer of concrete construction accessories. From August 1993 to May 2005, Mr. Waller held various positions, including Chief Financial Officer, Vice President, Finance and Treasurer, at Sybron Dental Specialties, a publicly-traded company that manufactures dental products. From July 1989 to August 1993, Mr. Waller was the Vice President, European Operations at Kerr and from December 1980 to July 1989, was the Vice President and Controller at Ormco, each a wholly-owned subsidiary of Sybron Dental Specialties. Mr. Waller serves on the board of directors of Alsius, Cardiogenesis, Clarient and Endologix, all publicly-traded life science companies, and on the board of directors of one privately-held company. Mr. Waller earned both his B.A. in Political Science and his M.B.A. from California State University, Fullerton.

**Executive Officers**

Our executive officers are elected by, and serve at the discretion of, our Board. There are no family relationships among our directors and officers.

## STOCK OWNERSHIP

### Security Ownership of Certain Beneficial Owners and Management

The following table provides information relating to the beneficial ownership of SenoRx common stock as of March 31, 2008, except where otherwise noted, by:

- each stockholder known by us to own beneficially more than 5% of our common stock;
- each of our executive officers named in the summary compensation table on page 22 of this Proxy Statement (our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers);
- each of our directors; and
- all of our directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has the sole voting power, shared voting power, or investment power and includes any shares that the individual has the right to acquire within 60 days of March 31, 2008 through the exercise of any stock option or other right. The number and percentage of shares "beneficially owned" is computed on the basis of 17,210,568 shares of SenoRx common stock outstanding as of March 31, 2008. Shares of our common stock that a person has the right to acquire within 60 days of March 31, 2008 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person or entity named in the table has sole voting and dispositive power with respect to the shares set forth opposite such person's or entity's name. The address for those persons for whom an address is not otherwise provided is c/o SenoRx, Inc., 11 Columbia, Suite A, Aliso Viejo, California 92656.

| | Beneficial Ownership | | Percentage of Shares Outstanding |
|---|---|---|---|
| Name and Address of Beneficial Owner | Shares | Options and Warrants Exercisable Within 60 Days | Approximate Percentage Owned[1] |
| Funds affiliated with MPM Capital<br>The John Hancock Tower<br>200 Clarendon Street, 54th Floor<br>Boston, MA 02116 | 2,242,379[2] | — | 13.0% |
| Funds affiliated with Domain Associates<br>One Palmer Square<br>Suite 515<br>Princeton, NJ 08542 | 1,247,849[3] | — | 7.3% |
| Funds affiliated with Mayfield Fund<br>2800 Sand Hill Road<br>Suite 250<br>Menlo Park, CA 94025 | 896,039[4] | — | 5.2% |
| Funds affiliated with Wells Fargo & Company<br>420 Montgomery Street<br>San Francisco, CA 94163 | 1,310,664[5] | — | 7.6% |
| Lloyd H. Malchow | 469,769 | 164,426 | 3.7% |
| Kevin J. Cousins | 46,999 | 29,640 | * |
| Paul Lubock | 258,141[6] | 17,509 | 1.6% |
| William F. Gearhart | — | 106,374 | * |
| Eben S. Gordon | 14,285 | 18,849 | * |
| Kim D. Blickenstaff | — | 28,885 | * |
| Vickie L. Capps | 5,000 | 6,111 | * |
| Frederick J. Dotzler | 727,515[7] | 9,839 | 4.3% |
| John L. Erb | — | 28,885 | * |
| Jesse I. Treu, Ph.D. | 1,247,849[3] | 9,839 | 7.3% |
| Gregory D. Waller | — | 17,457 | * |
| All directors and named executive officers as a group (11 persons) | 2,769,558 | 437,814 | 18.2% |

* Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1) Based upon 17,210,568 shares of common stock outstanding as of March 31, 2008.

(2) Includes 1,511,814 shares held by MPM BioVentures II-QP, L.P. ("BV II QP"), 166,833 shares held by MPM BioVentures II, L.P. ("BV II"), 31,392 shares held by MPM Asset Management Investors 2001 LLC ("AM 2001") and 532,340 shares held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG ("BV KG"). MPM Asset Management II, L.P. and MPM Asset Management II LLC ("AM II LLC") are the direct and indirect general partners of BV II QP, BV II and BV KG. Ansbert Gadicke, Luke Evnin, Nicholas Galakatos, Michael Steinmetz and Kurt Wheeler are members of AM II LLC and AM 2001. Each individual disclaims beneficial ownership of all such shares, except to the extent of his proportionate pecuniary interest therein.

(3) Includes 1,194,783 shares held by Domain Partners IV, L.P., 21,915 shares held by DP IV Associates, L.P. and 31,151 shares held by One Palmer Square Associates IV, L.L.C. One Palmer Square Associates IV, L.L.C. is the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P. James Blair, Brian Dovey, Kathleen Schoemaker and Jesse Treu are managing members of One Palmer Square Associates IV, L.L.C. and share voting and investment power with respect to shares held by Domain Partners IV, L.P. and DP IV Associates, L.P. Each managing member disclaims beneficial ownership of all such shares, except to the extent of his or her proportionate pecuniary interest therein.

(4) Includes 851,239 shares held by Mayfield IX, a Delaware Limited Partnership and 44,800 shares held by Mayfield Associates Fund IV, a Delaware Limited Partnership. Mayfield IX Management L.L.C. is the general partner of Mayfield IX and Mayfield Associates Fund IV. Yogen K. Dalal, F. Gibson Myers, Jr., Kevin A. Fong, William D. Unger, Wendell G. Van Auken III and A. Grant Heidrich, III are managing directors of Mayfield IX Management L.L.C. and share voting and investment power with respect to shares held by Mayfield IX and Mayfield Associates Fund IV. Each managing director disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(5) Includes 822,868 shares held by Wells Fargo & Company and 380,092 shares held by Wells Capital Management Incorporated, a subsidiary of Wells Fargo & Company.

(6) 4,001 of these shares are subject to our right of repurchase as of March 31, 2008.

(7) Includes 570,423 shares held by De Novo (Q) Ventures I, L.P. and 112,872 shares held by De Novo Ventures I, L.P. De Novo Management, L.L.C. is the general partner of De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. Frederick Dotzler, David Mauney, Richard Ferrari and Jay Watkins are managing directors of De Novo Management, L.L.C. and share voting and investment power with respect to shares held by De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. Each managing director disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires our directors, officers and beneficial owners of more than 10% of our common stock to file reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by us, or written representations from reporting persons that no Forms 3, 4 or 5 were required of such persons, we believe that during our fiscal year ended December 31, 2007, all reports were timely filed, with the exceptions noted herein.

In connection with the receipt of stock option grants each in the amount of 20,000 shares of our common stock that occurred on March 28, 2007, two amended Form 4 reports were filed by Jesse I. Treu, Ph.D. on May 11, 2007 and June 26, 2007, one late Form 4 report was filed by Kurt C. Wheeler on May 24, 2007 and one late Form 4 report was filed by each of Kim D. Blickenstaff, Frederick J. Dotzler, John L. Erb and Gregory D. Waller on May 29, 2007.

In connection with the receipt of stock option grants each in the amount of 6,750 shares of our common stock that occurred on June 1, 2007, one late Form 4 report was filed by Jesse I. Treu, Ph.D. on August 15, 2007, one late Form 4 report was filed by Kurt C. Wheeler on August 20, 2007, one late Form 4 report was filed by Kim D. Blickenstaff on September 19, 2007, and one late Form 4 report was filed by each of Frederick J. Dotzler, John L. Erb and Gregory D. Waller on September 14, 2007.

## CORPORATE GOVERNANCE AND BOARD MATTERS

### Director Independence

As of the date of this Proxy Statement, our Board consists of seven directors. Our Board has the authority to further increase the size of the Board from time to time. The current directors are Lloyd H. Malchow, Vickie L. Capps, Kim D. Blickenstaff, Frederick J. Dotzler, John L. Erb, Jesse I. Treu and Gregory D. Waller. Our Board has determined that Ms. Capps and Messrs. Blickenstaff, Dotzler, Erb, Treu and Waller are independent directors under the listing standards established by the rules of the NASDAQ Stock Market, Inc. ("Nasdaq").

### Board and Committee Meetings

In the year ended December 31, 2007, the Board of Directors held eight regular meetings. The Board has two standing committees: the audit committee and the compensation committee. None of the members of the audit or compensation committees were an officer or employee of our company in 2007. From time to time, our Board may also create ad hoc committees for special purposes. The Audit Committee met three times during 2007. The Compensation Committee met one time during 2007. Each of our directors attended at least 75% of the aggregate meetings of the Board and the committees on which he or she served that were held in 2007. We also encourage, but do not require our Board members to attend the annual meetings of our stockholders. We were a private company in 2007 and as such, did not hold an Annual Meeting in 2007. The function and membership, as of March 31, 2008, of each of these committees is described below.

| Name of Director | Audit Committee | Compensation Committee |
|---|---|---|
| Lloyd H. Malchow | — | — |
| Vickie L. Capps. | member | — |
| Kim D. Blickenstaff | — | member |
| Frederick J. Dotzler | — | member |
| John L. Erb. | member | — |
| Jesse I. Treu, Ph.D (1). | — | member* |
| Gregory D. Waller | member* | — |

* Indicates the chairman of each standing committee of the Board.

(1) Dr. Treu has notified us that he will not stand for re-election at our 2008 Annual Meeting of Stockholders.

*Audit Committee.* Our audit committee is a standing committee of, and operates under a written charter adopted by, our Board. The audit committee recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their financial statement audit. The audit committee is chaired by Mr. Waller and also includes Mr. Erb and Ms. Capps, each of whom is independent within the meaning of applicable SEC and NASDAQ rules. The composition and functioning of our audit committee comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and SEC rules and regulations. We intend to comply with additional requirements to the extent they become applicable to us in the future.

*Compensation Committee.* Our compensation committee is a standing committee of, and operates under a written charter adopted by, our Board. The compensation committee reviews, makes recommendations to our Board and determines compensation and benefits for all of our executive officers, administers our stock plans, and establishes and reviews general policies relating to compensation and benefits for our employees. The compensation committee is chaired by Dr. Treu until the time of our 2008 Annual Meeting of Stockholders and is currently comprised of Messrs. Treu, Blickenstaff and Dotzler, each of whom is independent within the meaning of applicable SEC and NASDAQ rules. Our Board intends to appoint a replacement qualified member to the compensation committee and a new chairman at its earliest opportunity. Additionally, the compensation committee may delegate its authority to subcommittees and to a non-officer stock option committee comprised of at least one member of our Board, who may be our Chief Executive Officer. The composition and functioning of our compensation committee comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and SEC rules and regulations. We intend to comply with additional requirements to the extent they become applicable to us in the future.

### Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion.

We describe below transactions and series of similar transactions that have occurred since January 1, 2007 to which we were a party in which:

- the amounts involved exceeded or will exceed $120,000; and
- a director, executive officer, holder of more than 5% of our common stock or any member of their immediate families had or will have a direct or indirect material interest.

**Indemnification Agreements of Officers and Directors**

Effective upon the completion of our initial public offering, we entered into an indemnification agreement with each of our directors and executive officers. These indemnification agreements and our amended and restated certificate of incorporation and bylaws will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

**Code of Business and Ethical Conduct**

We are committed to maintaining the highest standards of business conduct and ethics. We have adopted a Code of Business and Ethical Conduct (the "Code") for our directors, officers (including our principal executive officer and principal financial officer) and employees. The Code reflects our values and the business practices and principles of behavior that support this commitment. We expect all directors, as well as officers and employees, to act ethically at all times. The Code sets forth specific ethical policies and principles that will apply to our directors, officers and employees designed to prevent wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports and documents that a registrant files with, or submits to, the SEC and in other public communications made by the registrant;
- compliance with applicable governmental laws, rules and regulations;
- the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and
- accountability for adherence to the Code.

The Code satisfies SEC rules for a "code of ethics" required by Section 406 of the Sarbanes-Oxley Act of 2002, as well as the Nasdaq listing standards requirement for a "code of conduct." The Code is available on our Company's website at www.SenoRx.com under "Investor Relations—Corporate Governance." We will post any amendment to the Code, as well as any waivers that are required to be disclosed by the rules of the SEC or the Nasdaq, on our website.

**Communications with the Board of Directors**

Stockholders wishing to communicate with the Board or with an individual Board member concerning SenoRx may do so by writing to the Board or to the particular Board member, and mailing the correspondence to Attn: Board of Directors, c/o Secretary, SenoRx, Inc., 11 Columbia, Suite A, Aliso Viejo, California 92656. The envelope should indicate that it contains a stockholder communication. All such stockholder communications will be forwarded to the director or directors to whom the communications are addressed.

**Consideration of Director Nominees**

*Nominations.* Our Board does not currently have a nominating committee or other committee performing a similar function nor do we have any formal written policies outlining the factors and process relating to the selection of nominees for consideration for Board membership. Our Board has adopted resolutions in accordance with the Nasdaq Marketplace Rules authorizing a majority of its independent members to recommend qualified nominees for consideration by the full Board. We do not have a standing nominating committee because of a number of factors, including the number of independent directors who want to participate in consideration of candidates for membership on the Board. Our Board consists of seven members, six of whom are independent. Forming a committee consisting of less than all of the independent members would have omitted the other independent members of our Board who wanted to participate in considering qualified candidates for Board membership. Since our Board desired the participation in the nominations process of all of its independent members, it therefore decided not to form a nominating committee and instead authorized a majority of the independent members of our Board to make and consider nominations for Board membership. The independent members of our Board do not have a nominating committee charter, but act pursuant to Board resolutions as described above. Each of the members of our Board authorized to recommend nominees to the full Board is independent within the meaning of the current "independent director" standards established by Nasdaq's rules. Our Board intends to review this matter periodically, and may in the future elect to designate a formal nominating committee.

*Identifying and Evaluating Director Nominees.* Typically new candidates for nomination to the Board are suggested by existing directors or by our executive officers, although candidates may initially come to our attention through professional search firms, stockholders or other parties. The independent members of the Board shall carefully review the qualifications of any candidates who have been properly brought to its attention. Such a review may, in the Board's discretion, include a review solely of information provided to the Board or may also include discussion with persons familiar with the candidate, an interview with the candidate or other actions that the Board deems proper. The candidates for Board membership should have the highest professional and personal ethics and values, and conduct themselves consistent with our Code of Ethics. While the independent members of the Board have not formalized specific minimum qualifications they believe must be met by a candidate to be recommended by the independent members, the independent members of the Board believe that candidates and nominees must reflect a Board that is comprised of directors who (i) have broad and relevant experience, (ii) are predominantly independent, (iii) are of high integrity, (iv) have qualifications that will increase overall Board effectiveness and enhance long-term stockholder value, and (v) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.

*Stockholder Nominations and Recommendations.* As described above in the Question and Answer section of this Proxy Statement under "What is the deadline to propose actions for consideration at next year's Annual Meeting of Stockholders or to nominate individuals to serve as directors?," our Bylaws set forth the procedure for the proper submission of stockholder nominations for membership on our Board. In addition, the independent members of our Board may consider properly submitted stockholder recommendations (as opposed to formal nominations) of director candidates for membership on the Board. A stockholder may make such a recommendation by submitting the following information to our Secretary at 11 Columbia, Suite A, Aliso Viejo, California 92656: the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, professional and personal references, information regarding any relationships between the candidate and SenoRx within the last three years and evidence of ownership of SenoRx common stock by the recommending stockholder.

## REPORT OF THE AUDIT COMMITTEE

*The material in this section is not deemed filed with the SEC and is not incorporated by reference in any filing of our Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in those filings.*

The audit committee is responsible for providing oversight to the Company's accounting and financial reporting processes and the audit of the Company's financial statements The audit committee monitors SenoRx's external audit process, including auditor independence matters, the scope and fees related to audits, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services. The audit committee also reviews the results of the external audit with regard to the adequacy and appropriateness of SenoRx's financial, accounting and internal controls over financial reporting. In addition, the audit committee generally oversees SenoRx's internal compliance programs. The function of the audit committee is not intended to duplicate or to certify the activities of management and the independent registered public accounting firm, nor can the audit committee certify that the independent registered public accounting firm is "independent" under applicable rules. The audit committee members are not professional accountants or auditors. Under its Charter, the audit committee has authority to retain outside legal, accounting or other advisors as it deems necessary to carry out its duties and to require SenoRx to pay for such expenditures.

The audit committee provides counsel, advice and direction to management and the independent registered public accounting firm on matters for which it is responsible, based on the information it receives from management and the independent registered public accounting firm and the experience of its members in business, financial and accounting matters.

SenoRx's management is responsible for the preparation and integrity of its financial statements, accounting and financial reporting principles, and internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations.

In this context, the audit committee hereby reports as follows:

1. The audit committee has reviewed and discussed the audited financial statements for 2007 with SenoRx's management.

2. The audit committee has discussed with the independent registered public accounting firm the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standard, AU 380), SAS 99 (Consideration of Fraud in a Financial Statement Audit) and Securities and Exchange Commission rules discussed in Final Releases Nos. 33-8183 and 33-8183a.

3. The audit committee has received written disclosures and a letter from the independent registered public accounting firm, Deloitte & Touche LLP, required by Independence Standards Board Standard No. 1 ("Independence Discussions with audit committee") and has discussed with Deloitte & Touche LLP their independence.

4. Based on the review and discussion referred to above, the audit committee recommended to the Board, and the Board has approved, that the audited financial statements be included in SenoRx's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

The foregoing report is provided by the undersigned members of the audit committee.

Gregory D. Waller, Chair
Vickie C. Capps
John L. Erb

## COMPENSATION DISCUSSION AND ANALYSIS

One goal of our compensation programs is to help us attract and retain talented, qualified employees. Executive compensation is comprised of a cash-based salary component, adjusted annually after review by our compensation committee on the individual performance of the executive, annual cash incentive bonus payments upon achievement of personal or corporate objectives and an equity component providing long-term compensation based on company performance. The long-term component of executive compensation is designed to align management's incentives with the generation of long-term stockholder value. Additionally, our compensation programs are designed to be competitive with other companies in our industry.

During 2007, our compensation committee relied on commissioned third-party industry compensation surveys and their experience with and knowledge of other companies in our industry to make recommendations to the non-employee members of our Board, which we refer to as our outside directors, on cash and equity compensation for our executive officers and, for each individual, their individual experience level related to their position with us. Our compensation committee utilized this data to set compensation for our executive officers at levels targeted at or around the average of the compensation amounts provided to executives at comparable companies. It also relied on management to make recommendations for it to review and consider in connection with determining compensation recommendations. We have in the past retained a compensation consultant, and may continue to do so in the future, to help us evaluate our compensation philosophy and provide guidance to us in administering our compensation program. On at least an annual basis, we intend to benchmark compensation information that we obtain against the compensation we offer our executive officers to ensure that our compensation programs are competitive. We have had a compensation consultant provide market data, and we have also provided other publicly available market data, to our compensation committee for consideration in its analysis of annual cash and stock compensation. Our compensation committee intends to allocate total compensation between cash and equity based on benchmarking to the peer group, while considering the balance between short- and long-term incentives. Our compensation committee expects to continue to compensate our executive officers at levels targeted at or around the average of the compensation amounts provided to executives at comparable companies.

### Compensation Components

Executive compensation consists of the following:

#### *Base Salary*

We determine our executive salaries based on job responsibilities and individual experience and also benchmark the amounts we pay against comparable market data for similar positions within our industry. Our compensation committee has reviewed the salaries of our executives annually and made recommendations to our outside directors regarding any increases in salaries based on individual performance during the prior calendar year and cost of living adjustments, as appropriate. Base salaries were increased by an average of 7.5% for 2007. In addition, following our initial public offering, in July 2007 the compensation committee reviewed the base salary level of Kevin Cousins, our Vice President, Finance and Chief Financial Officer. The compensation committee determined, after reviewing a compensation report and seeking the advice of a compensation consultant, that Mr. Cousins' base salary was below the median base salary of Chief Financial Officers at a chosen set of comparable companies. It was determined to increase Mr. Cousins' base salary at that time from $190,000 to $220,000, an approximately 16% increase.

#### *Incentive Bonus Plans*

Annual cash bonuses are paid to our executive officers on the basis of our achievement of pre-established targets. Our compensation committee has recommended the performance-based targets for these bonuses, which our outside directors then approved. In fiscal 2007, we had a Cash Bonus Plan, the payout of which included a revenue component, a product milestone component, and a net loss component. The targets under the 2007 Cash Bonus Plan as originally constituted were based on our fiscal 2007 Annual Operating Plan that did not account for an initial public offering in 2007. As a result of our initial public offering in 2007, including all of the reconciliation items and public company related expenses, total expenses in the fiscal year ended December 31, 2007 increased by approximately $7.3 million. The compensation committee determined that it was necessary to take into account the costs and adjustments associated with the initial public offering in order to accurately determine the payout under the 2007 Cash Bonus Plan related to the net loss component. As a result, the net loss component of the 2007 Cash Bonus Plan achieved approximately 70% of the target. Additionally, the revenue component achieved approximately 95% of the target and the product milestone component was not attained. Our Chief Executive Officer's target bonus for the 2007 Cash Bonus Plan was 35% of base salary at the achievement, but not overachievement, of all goals under the 2007 Cash Bonus Plan. His actual payout under the 2007 Cash Bonus Plan was 16% of base salary. All other named executive officer target bonus for the 2007 Cash Bonus Plan was 25% of base salary at the achievement, but not overachievement, of all goals under the 2007 Cash Bonus Plan. Each of their actual payout under the 2007 Cash Bonus Plan was 12% of base salary.

The compensation committee approved an incentive bonus plan for fiscal 2008 pursuant to which the following executive officers are eligible to receive a cash bonus of up to the following amounts: Lloyd Malchow, President and Chief Executive Officer, 40% of base salary, and for all other named executive officers, 30% of base salary. The maximum bonuses described above assume the achievement of certain corporate performance results; underachievement or overachievement of the corporate performance goals may result in lower or higher bonus payments. Our compensation committee retains the discretion to modify the bonuses that are paid based on actual performance.

We have established a bonus program for our director level employees and our manager level and other key employees. Our compensation committee will continue to assess the need to implement additional non-equity incentive programs for other employees as a means of adding specific incentives towards achievement of specific departmental goals that could be key factors in our success.

***Stock Options***

We believe that equity ownership in our company is important to provide our executive officers with long-term incentives to build value for our stockholders. Stock options for our executives are granted by our Board at regularly scheduled meetings and the exercise price of our options is the closing price of our common stock on the date of grant. Each executive officer is initially provided with an option grant when they join our company based upon their position with us and their relevant prior experience. These initial grants generally vest over four years and no shares vest before the one-year anniversary of the option grant. We generally spread the vesting of our options over four years to compensate executives for their contribution over a period of time.

In addition to the initial option grants, our compensation committee grants additional options to retain our executive officers and to help align the achievement of corporate goals with strong individual performance. In 2007, we granted options to our executive officers in July following our initial public offering and in the future plan to issue options at the beginning of each fiscal year. Options are granted based on a combination of individual contributions to our company and on general corporate achievements, including meeting product development milestones, sales forecasts and attaining annual corporate goals and objectives. For example, if we were to hire a new vice president of business development, we would provide such executive with an initial option grant for a number of shares that represents a percentage stock ownership level in our company that is consistent with information we receive from third-party compensation surveys and targeted at or around the average of the levels found at such comparable companies. On an annual basis, our compensation committee would assess the appropriate individual and corporate goals for this executive and provide additional option grants based upon the achievement by the executive of both individual and corporate goals. We expect that we will continue to provide new employees with initial option grants in the future to provide long-term compensation incentives and will continue to rely on performance-based and retention grants to provide additional incentives for current employees. Additionally, in the future, our compensation committee or Board may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units and other performance-based awards, but has not done so to date.

The specific provisions of our option plans are as provided for below.

*1998 Stock Plan*

Our 1998 Stock Plan was adopted by our Board and approved by our stockholders in April 1998. Our 1998 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations' employees and consultants. The 1998 Stock Plan also allows for awards of stock purchase rights. We have not granted any awards under our 1998 Stock Plan since the completion of our initial public offering. Instead, we now grant options under our 2006 Equity Incentive Plan.

As of December 31, 2007, options to purchase 732,364 shares of common stock were outstanding and no shares were available for future grant under this plan. Any shares returned to this plan automatically roll-over into our 2006 Equity Incentive Plan.

Our Board or a committee appointed by our Board may administer our 1998 Stock Plan. Our compensation committee is responsible for administering all of our equity compensation plans, including outstanding awards under our 1998 Stock Plan.

With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. With respect to all nonstatutory stock options, the exercise price must at least be equal to 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years, except that with respect to any participant who owns 10% of the combined voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines all of the other terms of the options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time as specified in the stock option agreement subject to the following limitations:

- If the participant is terminated for any reason other than death, disability, or for cause, then the participant may exercise options vested as of the termination date within 90 days of the termination date (or within a shorter period not to be less than 30 days or a longer period not to exceed 5 years after the termination date as determined by the administrator), but in no event later than the expiration date of the options; and
- If the participant is terminated because of death or disability or dies within 3 months after a termination other than for cause, then the participant (or the participant's beneficiary or estate) may exercise options vested as of the termination date within 12 months of the termination date (or within a shorter period not to be less than 6 months or within a longer period not to exceed 5 years after the termination date as may be determined by the administrator), but in no event later than the expiration date of the options.

Unless the administrator provides otherwise, our 1998 Stock Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Our 1998 Stock Plan provides that in the event of our change in control, as defined in the 1998 Stock Plan, the successor corporation or its parent or subsidiary may assume, substitute, or replace an equivalent award for each outstanding award. If there is no assumption, substitution, or replacement of outstanding awards, the awards will be, unless otherwise provided in any applicable option document, fully vested and exercisable, and if not exercised prior to the consummation of the transaction, shall terminate.

The 1998 Stock Plan terminated as of the effective date of our initial public offering.

*2006 Equity Incentive Plan*

Our 2006 Equity Incentive Plan was adopted by our Board in May 2006 and approved by our stockholders in June 2006. Our 2006 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants.

As of March 31, 2008, we have reserved a total of 3,041,936 shares of our common stock for issuance pursuant to the 2006 Equity Incentive Plan, which includes (i) 2,414,285 shares initially approved by our Board, (ii) 25,568 shares returned to our 1998 Stock Plan on or after the effective date of our initial public offering through March 31, 2008 as a result of termination of options or the repurchase of shares issued under the 1998 Stock Plan and (iii) 602,083 shares pursuant to the "evergreen" provision detailed below. In addition, our 2006 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2007 fiscal year, equal to the lesser of:

- 3.5% of the outstanding shares of our common stock on the first day of the fiscal year;
- 630,000 shares; or
- such other amount as our Board may determine.

Our compensation committee will be responsible for administering all of our equity compensation plans, including our 2006 Equity Incentive Plan. In the case of options intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more outside directors within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of awards under our 2006 Equity Incentive Plan, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price, or outstanding awards may be transferred to a third party.

The exercise price of options granted under our 2006 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the combined voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines all of the other terms of the options.

After termination of an employee, director or consultant, he or she may exercise any outstanding vested options held by him or her within the period of time stated in the applicable option agreement. Generally, if termination is due to death or disability, the option will remain exercisable by the participant (or in the event of termination due to the participant's death, his or her beneficiary or estate) for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2006 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire in accordance with the same rules that apply to stock options.

Restricted stock may be granted under our 2006 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2006 Equity Incentive Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment.

Performance units and performance shares may be granted under our 2006 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Our 2006 Equity Incentive Plan also provides for the automatic grant of non-statutory options to our outside directors. Each person who was an outside director on the closing date of our initial public offering or is an outside director appointed to our Board thereafter, except for those directors who become outside directors by ceasing to be employee directors, received, or will receive an initial option to purchase 20,000 shares. This option will vest as to $^{1}/_{36}$ of the shares subject to the option each month following the date of grant, subject to the director's continued service on each relevant vesting date. In addition, outside directors who have been directors for at least six months received a subsequent option to purchase 6,750 shares on June 1 for 2007 and each year thereafter will receive, on the date of each annual meeting of our stockholders, subsequent options to purchase 6,750 shares. This option will become exercisable as to $^{1}/_{36}$ of the shares each month following the date of grant, subject to the director's continued service on each relevant vesting date. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to the closing price of our common stock on the date of grant.

Unless the administrator provides otherwise, our 2006 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2006 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2006 Equity Incentive Plan, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions shall lapse and all outstanding options and stock appreciation rights will become fully exercisable. Any participant who holds outstanding options or stock appreciation rights will have the right to exercise such awards within a period of time determined by the administrator, after which all such options or stock appreciation rights will terminate. In addition, for awards granted to a non-employee director, in the event such awards are assumed or substituted for in connection with a change in control and the director's service is subsequently terminated, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, and with respect to performance shares and units all performance goals or other vesting requirements will be deemed achieved and all other terms and conditions will be deemed to have been met.

Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our Board has the authority to amend, suspend or terminate the 2006 Equity Incentive Plan provided such action does not impair the rights of any participant.

***Section 162(m) of the Code***

Under Section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Due to the prior approval of our stock plans by our stockholders, until the annual meeting of our stockholders in 2010, or until a plan is materially amended, if earlier, we expect that the awards granted under the plans will be exempt from the deduction limits of Section 162(m) if issued in compliance with certain rules thereunder.

***Tax Consequences***

The following summary is intended as a general guide to the United States federal income tax consequences relating to the issuance and exercise of stock options granted under our 1998 Stock Plan and our 2006 Equity Incentive Plan. This summary does not attempt to describe all possible federal or other tax consequences of such grants or tax consequences based on particular circumstances.

*Incentive Stock Options.* Optionees recognize no taxable income for regular income tax purposes as the result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Internal Revenue Code (unless the optionee is subject to the alternative minimum tax). Optionees who neither dispose of their shares acquired upon the exercise of an incentive stock option, or ISO shares, within two years after the stock option grant date nor within one year after the exercise date normally will recognize a long-term capital gain or loss equal to the difference, if any, between the sale price and the amount paid for the ISO shares. If an optionee disposes of the ISO shares within two years after the stock option grant date or within one year after the exercise date (each a "disqualifying disposition"), the optionee will realize ordinary income at the time of the disposition in an amount equal to the excess, if any, of the fair market value of the ISO shares at the time of exercise (or, if less, the amount realized on such disqualifying disposition) over the exercise price of the ISO shares being purchased. Any additional gain will be capital gain, taxed at a rate that depends upon the amount of time the ISO shares were held by the optionee. A capital gain will be long-term if the optionee's holding period is more than 12 months. We will be entitled to a deduction in connection with the disposition of the ISO shares only to the extent that the optionee recognizes ordinary income on a disqualifying disposition of the ISO shares.

*Nonstatutory Stock Options.* Optionees generally recognize no taxable income as the result of the grant of a nonstatutory stock option. Upon the exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the difference between the stock option exercise price and the fair market value of the shares on the exercise date. If the optionee is an employee of ours, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any subsequent gain or loss, generally based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. A capital gain or loss will be long-term if the optionee's holding period is more than 12 months. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code.

*401(k) Plan*

We maintain a retirement plan, the 401(k) Plan, which is intended to be a tax-qualified retirement plan. The 401(k) Plan covers substantially all of our employees. Currently, employees may elect to defer up to 100% of their compensation, or the statutorily prescribed limit, if less, to the 401(k) Plan. We do not match employee contributions. The 401(k) Plan has a discretionary profit-sharing component, which to date we have not implemented, whereby we can make a contribution in an amount to be determined annually by our Board. An employee's interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made.

*Executive Time Off*

All of our full-time employees, including our executive officers, receive 14 days vacation each year, which increases to 19 days after three years of service, accruing up to one-and-a-half times the annual amount. Upon termination, all employees are paid their accrued benefits that existed as the date of termination. Additionally, all employees receive three sick days each year that expire if unused as of the date of termination or the end of a calendar year.

*Employee Stock Purchase Plan*

Our Employee Stock Purchase Plan was adopted by our Board in May 2006 and approved by our stockholders in June 2006. A total of 550,000 shares of our common stock has been made available for sale.

Our compensation committee is responsible for administering all of our equity compensation plans, including the Employee Stock Purchase Plan. Our Board or its committee has full and exclusive authority to interpret the terms of the Employee Stock Purchase Plan and to determine eligibility to participate in the Employee Stock Purchase Plan.

All of our employees will be eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if:

- such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or
- such employee's rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds the equivalent of $25,000 in our stock for each calendar year in which such rights are outstanding.

Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code, and provides for consecutive, non-overlapping, six-month offering periods. The initial offering period started on April 1, 2007, immediately after the effective date of our initial public offering, and ended on September 30, 2007. Following an amendment to our Employee Stock Purchase Plan approved by our Board in June 2007, subsequent offering periods were set to start on the first trading day on or after November 15 and May 15 of each year.

Our Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes a participant's straight-time gross earnings, commissions, overtime and shift premiums but does not include incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 1,000 shares of common stock during a 6-month offering period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each 6-month offering period. The purchase price is the lower of 85% of the fair market value of our common stock as of the exercise date and the first day of the offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions (to the extent not already used to purchase shares) to the date of such termination. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Employee Stock Purchase Plan.

In the event of our change of control, as defined under the Employee Stock Purchase Plan, a successor corporation may either assume or substitute an equivalent right for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, a new exercise date will be set, which shall be prior to the change of control, and participants' purchase rights will automatically be exercised on the new exercise date.

Our Employee Stock Purchase Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our Board has the authority to amend, suspend or terminate our Employee Stock Purchase Plan, except that, subject to certain exceptions described in the Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our Employee Stock Purchase Plan without the consent of the employees so affected.

**Securities Authorized for Issuance Under Equity Compensation Plans**

The following table gives information regarding common stock that may be issued upon the exercise of options, warrants and rights under our 1998 Stock Plan, 2006 Equity Incentive Plan, Employee Stock Purchase Plan, and certain other individual compensation arrangements. All our equity compensation plans have been approved by our stockholders.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders | 1,252,781 | $ 6.95 | 1,913,895 |
| Equity compensation plan not approved by security holders | 135,714 | $ 6.86 | 0 |
| Total | 1,388,495 | $ 6.94 | 1,913,895 |

(1) Shares are exercisable pursuant to a warrant issued by us in October 2004 to Lloyd H. Malchow, our President, Chief Executive Officer and director, as part of his compensation package. We did not obtain stockholder approval for this warrant.

**2007 Summary Compensation Table**

The following table sets forth summary compensation information for the years ended December 31, 2006 and 2007 for our Chief Executive Officer, Chief Financial Officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this Proxy Statement. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

| Name and Principal Position | Year | Salary | Bonus | Option Awards (1) | Non-Equity Incentive Plan Compensation | All Other Compensation | Total |
|---|---|---|---|---|---|---|---|
| Lloyd H. Malchow President, Chief Executive Officer | 2007 | $315,528 | $ — | $222,937 | $ 51,904 | — | $590,369 |
| and Director | 2006 | 297,672 | 45,000 | 72,060 | — | — | 414,732 |
| Kevin J. Cousins Vice President, Finance and Chief | 2007 | 209,656(2) | — | 120,914 | 25,850 | — | 356,420 |
| Financial Officer | 2006 | 189,526 | 28,000 | 58,930 | — | — | 276,456 |
| Eben S. Gordon Vice President, Regulatory Affairs and | 2007 | 166,404 | — | 143,539 | 19,552 | — | 329,495 |
| Quality Assurance | 2006 | 131,590(3) | 20,000 | 141,576 | — | — | 293,166 |
| Paul Lubock Chief | 2007 | 225,781 | — | 114,277 | 26,529 | — | 366,587 |
| Technical Officer | 2006 | 213,005 | 24,000 | 63,966 | — | — | 300,971 |
| William F. Gearhart Vice President, Sales | 2007 | 231,770 | — | 110,409 | 27,233 | — | 369,412 |
| and Marketing | 2006 | 218,640 | 20,000 | 68,920 | — | — | 307,560 |

(1) For 2006 and 2007, the amount of option awards represents the portion of the grant date fair value of the option awards that we expensed in 2006 and 2007 using the modified prospective transition method under SFAS 123(R). Pursuant to SEC rules, we do not include an estimate of forfeitures related to services-based vesting as one of the assumptions in calculating fair value. Under the SFAS 123(R) modified prospective transition method, we would not have recorded any amounts for prior years with respect to these awards. We use the unmodified prospective transition method under SFAS 123(R) in our audited financial statements. See notes to our audited financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on March 21, 2008, for a discussion of the assumptions we use in the above fair value calculations.

(2) Mr. Cousin's starting annual base salary in 2007 was $200,904, which was increased to an annualized base salary of $220,000 in July of 2007.

(3) Mr. Gordon joined as in March 2006 at an annualized base salary of $160,000.

**Grants of Plan-Based Awards in 2007**

The following table lists grants of plan-based awards made to our named executive officers in 2007 and related total fair value compensation for 2007.

| Name | Grant Date | Estimated Payouts Under Non-Equity Incentive Plan Awards | | | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards | Grant Date Fair Value of Stock and Option Awards(1) |
|---|---|---|---|---|---|---|---|
| | | Threshold | Target | Maximum | | | |
| Lloyd H. Malchow | 2/16/07 | — | — | $ 159,203 | 57,142 | $ 12.005 | $ 362,280 |
| | 8/20/07 | — | — | — | 40,000 | 8.89 | 155,600 |
| Kevin J. Cousins | 2/16/07 | — | — | 81,682 | 21,428 | 12.005 | 135,854 |
| | 8/20/07 | — | — | — | 20,000 | 8.89 | 77,800 |
| Eben S. Gordon | 2/16/07 | — | — | 64,159 | 21,428 | 12.005 | 135,854 |
| | 8/20/07 | — | — | — | 7,500 | 8.89 | 29,175 |
| Paul Lubock | 2/16/07 | — | — | 85,440 | 21,428 | 12.005 | 135,854 |
| | 8/20/07 | — | — | — | 20,000 | 8.89 | 77,800 |
| William F. Gearhart | 2/16/07 | — | — | 86,465 | 21,428 | 12.005 | 135,854 |
| | 8/20/07 | — | — | — | 10,000 | 8.89 | 38,900 |

(1) Amounts represent the dollar amount of compensation expense recorded in our income statement for the 2007 fiscal year in accordance with FAS 123R, as discussed in Notes to our audited financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on March 21, 2008. Amounts include compensation expense recognized with respect to awards granted in previous fiscal years, as well as those granted, if any, in the 2007 fiscal year.

**Equity Incentive Awards Outstanding as of December 31, 2007**

The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2007.

| Name | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Unearned Options(3) | Option Exercise Price | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested(4) | Market Value of Shares or Units of Stock that Have Not Vested |
| Lloyd H. Malchow | 135,714(1) | — | $ 6.86 | 10/31/11 | — | — |
| | 11,904(2)(3) | 45,238 | 12.005 | 2/16/17 | — | — |
| | 3,333(3) | 36,667 | 8.89 | 8/20/14 | — | — |
| Kevin J. Cousins | 12,142(2)(3) | 5,000 | 1.75 | 2/16/15 | — | — |
| | 1,963(2)(3) | 2,322 | 3.71 | 2/17/16 | — | — |
| | 2,261(2)(3) | 3,453 | 7.95 | 5/9/16 | — | — |
| | 4,464(2)(3) | 16,964 | 12.005 | 2/16/17 | — | — |
| | 1,666(3) | 18,334 | 8.89 | 8/20/14 | — | — |
| Eben S. Gordon | 4,465(2)(3) | 24,107 | 3.71 | 2/17/16 | — | — |
| | 4,464(2)(3) | 16,964 | 12.005 | 2/16/17 | — | — |
| | 625(3) | 6,875 | 8.89 | 8/20/14 | — | — |
| Paul Lubock | — | — | — | — | 6,145 | $ 52,847 |
| | 4,583(2)(3) | 5,417 | 3.71 | 2/17/16 | — | — |
| | 4,464(2)(3) | 16,964 | 12.005 | 2/16/17 | — | — |
| | 1,666(3) | 18,334 | 8.89 | 8/20/14 | — | — |
| William F. Gearhart | 2,571(2)(3) | — | 0.875 | 1/16/11 | — | — |
| | 31,428(2)(3) | — | 0.875 | 12/9/09 | — | — |
| | 35,714(2)(3) | — | 0.875 | 8/23/11 | — | — |
| | 18,214(2)(3) | 7,500 | 1.75 | 2/16/15 | — | — |
| | 4,583(2)(3) | 5,417 | 3.71 | 2/17/16 | — | — |
| | 4,464(2)(3) | 16,964 | 12.005 | 2/16/17 | — | — |
| | 833(3) | 9,167 | 8.89 | 8/20/17 | — | — |

(1) Exercisable pursuant to the warrant issued Mr. Malchow in October 2004.

(2) All options to purchase common stock granted under our 1998 Stock Plan held by our named executive officers may be early exercised.

(3) $^{1}/_{48}$ of the shares shall vest each month.

(4) The shares listed in this column were issued pursuant to exercise of early-exercise stock options to purchase shares of our common stock. These shares are subject to a right of repurchase held by us that lapses over time.

### Option Exercise and Stock Vested in 2007

The following table lists the options exercised and stock vested by our named executive officers in 2007.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise | Value Realized on Exercise | Number of Shares Acquired on Vesting | Value Realized Upon Vesting |
| Lloyd H. Malchow | — | — | — | — |
| Kevin J. Cousins | — | — | — | — |
| Eben S. Gordon | — | — | 14,285 | $124,732 |
| Paul Lubock | — | — | 9,714 | 84,819 |
| William F. Gearhart | — | — | — | — |

### Employment Agreements

Employment with us is at will. We have entered into an employment agreement with Lloyd Malchow, our President and Chief Executive Officer. This agreement provides, among other things, that in the event of a change of control, Mr. Malchow will receive accelerated vesting of all then-unvested shares subject to outstanding stock options. See "—Change in Control Benefits."

We do not have employment agreements with any of our other executive officers.

### Nonqualified Deferred Compensation

None of our named executive officers participate in non-qualified defined contribution plans or, except for our 401(k) Plan, other deferred compensation plans maintained by us. Our compensation committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

### 2007 Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors that held office during 2007.

| Name | Fees Earned or Paid in Cash | Option Awards(1) | Non-Equity Incentive Plan Compensation | Total |
|---|---|---|---|---|
| Kim D. Blickenstaff | $ 7,250 | $ 109,935 | — | $117,184 |
| Vickie J. Capps | 14,250 | 89,800 | | 104,049 |
| Fredrick J. Dotzler | 14,750 | 109,935 | — | 124,684 |
| John L. Erb | 15,750 | 109,935 | — | 125,684 |
| Wende S. Hutton | 75,000(2) | — | — | 75,000 |
| Jess I. Treu | 17,938 | 109,935 | — | 127,872 |
| Gregory D. Waller | 26,625 | 109,935 | — | 136,559 |
| Kurt C. Wheeler | 5,250 | 109,935 | — | 115,184 |

(1) Amounts represent the dollar amount of compensation expense recorded in our income statement for the 2007 fiscal year in accordance with FAS 123R. Amounts include compensation expense recognized with respect to awards granted in previous fiscal years, as well as those granted, if any, in the 2007 fiscal year.

(2) Wende Hutton was paid $75,000 for past services upon the closing of our initial public offering.

The following table sets forth the options to purchase shares of our common stock issued to our non-employee directors that held office during 2007.

| Name | Grant Date | Number of Securities Underlying Options | Exercise or Base Price of Option Awards | Grant Date Fair Value of Option Awards(1) |
|---|---|---|---|---|
| Kim D. Blickenstaff | March 28, 2007 | 20,000 | $ 8.00 | $ 82,800 |
| | June 1, 2007 | 6,750 | $ 9.55 | 27,135 |
| Vickie J. Capps. | June 14, 2007 | 20,000 | $ 10.36 | 89,800 |
| Fredrick J. Dotzler | March 28, 2007 | 20,000 | $ 8.00 | 82,800 |
| | June 1, 2007 | 6,750 | $ 9.55 | 27,135 |
| Jess I. Treu | March 28, 2007 | 20,000 | $ 8.00 | 82,800 |
| | June 1, 2007 | 6,750 | $ 9.55 | 27,135 |
| Gregory D. Waller | March 28, 2007 | 20,000 | $ 8.00 | 82,800 |
| | June 1, 2007 | 6,750 | $ 9.55 | 27,135 |
| Kurt C. Wheeler | March 28, 2007 | 20,000 | $ 8.00 | 82,800 |
| | June 1, 2007 | 6,750 | $ 9.55 | 27,135 |

(1) Amounts represent the dollar amount of compensation cost recognized over the requisite service period, in accordance with FAS 123R, which include both the amounts recorded as compensation expense in our income statement for the 2007 fiscal year as well as amounts to be recognized in future requisite service periods.

**Director Compensation**

We refer to each of our non-employee directors as an outside director. Effective upon the closing of our initial public offering, each outside director began receiving, for his or her service on our Board, $3,750 per meeting attended in person, or $1,500 per meeting attended telephonically. Each outside director who serves on our audit committee or compensation committee also began receiving, for his or her service on such committee, $1,000 per meeting attended in person, or $500 per meeting attended telephonically. In addition, the chairpersons of our audit committee and compensation committee each began receiving annually $8,500 and $4,250, respectively, which will be paid on a quarterly basis, in consideration for their services in these respective roles. Directors may be reimbursed for expenses incurred in connection with their attendance at Board and committee meetings.

In addition, effective as of the closing of our initial public offering, each person who is an outside director or who is elected or appointed for the first time to be an outside director will be granted an initial option, on the date of the closing of our initial public offering for then incumbent outside directors and thereafter on the date of his or her election or appointment to the board, to purchase 20,000 shares of our common stock. The initial option grants become exercisable as to $^1/_{36}$ of the shares each month following the date of grant, subject to the director's continued service on each relevant vesting date. In 2007, outside directors who have been directors for at least six months also received a subsequent option to purchase 6,750 shares of our common stock on June 1 for 2007 for each year thereafter, and on the date of each annual meeting of our stockholders, will continue to receive such grants, and such options will also become exercisable as to $^1/_{36}$ of the shares each month following the date of grant, subject to the director's continued service on each relevant vesting date. Options are granted with an exercise price equal to the fair market value of our common stock on the date of grant. See "—Compensation Components—Stock Options—2006 Equity Incentive Plan."

**Change in Control Benefits**

The following summaries set forth potential payments payable to our executive officers upon a change in control of us under their current option or employment agreement with us. The compensation committee of our Board, at its discretion, may amend or add benefits to these arrangements as it deems advisable.

Upon his initial employment with us, we entered into an employment agreement with our Chief Executive Officer, Lloyd H. Malchow, which provides for a change of control benefit. All of Mr. Malchow's unvested options are subject to such benefits. Additionally, each of the option agreements we have entered into with Paul Lubock, our Chief Technology Officer, provides for a change of control benefit.

Upon a change of control, with or without any termination, each of the above-listed individuals will immediately vest in 100% of the unvested shares underlying options then held by him and our right to repurchase 100% of shares previously purchased by him that are subject to vesting, will lapse. These stock acceleration benefits are designed to align management's incentives with obtaining value for our stockholders.

For the purpose of such change of control benefits, "change of control" means: upon our merger or consolidation with or into another corporation, entity or person, or the sale of more than 50% of our voting securities in one or a series of related transactions to another corporation, person or entity, or a sale of all or substantially all of our assets to another corporation, entity or person; provided that our stockholders, determined immediately before such transaction, own less than 50% of the voting securities of the surviving or acquiring corporation, entity or person (or parent thereof) immediately after such transaction.

Based on a share price of $8.60 per share as of December 31, 2007, and the number of options and shares held by each of the above-named individuals that were unvested as of December 31, 2007, we estimate the market value of acceleration of these options and shares held by each executive officer to be as follows:

| Name | Market Value of Accelerated Options and Shares |
|---|---|
| Lloyd H. Malchow | $ 704,374 |
| Paul Lubock | 402,996 |

Each of our 1998 Stock Plan, 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan also contains change of control provisions as described above. See "—Compensation Components—Stock Options."

**2008 Compensation**

Salaries for 2008 have been established, increasing by approximately 5.5% on average. Milestones for the incentive bonus plan payments for 2008 for our executive officers have been determined by our compensation committee and approved by our Board. Options to purchase an aggregate of 157,003 shares of our common stock with an exercise price of $8.30 per share were issued to our named executive officers in February 2008. Our compensation committee recommended for approval, and our Board approved, these option grants as part of the ongoing long-term incentive component of our compensation program for our named executive officers. See "—Compensation Components—Incentive Bonus Plans."

**Limitations on Liability and Indemnification**

Our amended and restated certificate of incorporation contains provisions that eliminate the personal liability of directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director, executive officer, employee or agent or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, for expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Sections 145 and 102(b)(7) of the Delaware General Corporation Law empower a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that these provisions do not eliminate or limit the personal liability of a director for monetary damages:

- for any breach of the director's duty of loyalty to the corporation or its stockholders;
- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- arising under Section 174 of the Delaware General Corporation Law; or
- for any transaction from which the director derived an improper personal benefit.

We have entered into agreements to indemnify our directors and officers in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware General Corporation Law would permit indemnification. We have directors' and officers' liability insurance in place. We are not currently aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. Moreover, we are not currently aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

**Board of Directors and Compensation Committee Interlocks and Insider Participation**

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

## REPORT OF COMPENSATION COMMITTEE

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management of the Company, and based upon those discussions, the compensation committee has recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report is provided by the undersigned members of the compensation committee.

Jesse I. Treu
Kim D. Blickenstaff
Frederick J. Dotzler

## PROPOSAL ONE—ELECTION OF DIRECTOR

### Classes of the Board of Directors

Our Board currently consists of seven directors, divided among the three classes designated as Class I, Class II and Class III of approximately equal size. The members of each class are usually elected to serve three-year terms with the term of office for each class ending in successive years. Our Class I director that is standing for re-election, Vickie L. Capps, is a director whose term expires at this Annual Meeting. Jesse I Treu was a Class I director who recently notified us that he will not stand for re-election at our 2008 Annual Meeting of Stockholders and as a result, we expect our Board will consist of six directors following the meeting. We are actively looking to add additional qualified candidates.

### NOMINEE FOR DIRECTOR FOR THREE-YEAR TERM ENDING 2011

***Vickie L. Capps*** has served on our Board since June 2007. Since July 2002, Ms. Capps has been a senior executive at DJO Incorporated, a medical device company that recently was taken private, serving as its Executive Vice President and Chief Financial Officer since April 2006. From September 2001 to July 2002, Ms. Capps served as Senior Vice President, Finance and Administration and Chief Financial Officer at AirFiber, a privately held provider of broadband wireless solutions. From June 1999 to June 2001, Ms. Capps served as Vice President of Finance and Administration and CFO for Maxwell Technologies, Inc. Ms. Capps also served ten years as a senior audit and accounting professional for Ernst & Young LLP and is a California Certified Public Accountant. Ms. Capps earned her B.S. in Business Administration/Accounting from San Diego State University.

Ms. Capps has been nominated for re-election to our Board to serve until the 2011 Annual Meeting or until her respective successor has been appointed or elected. We expect Ms. Capps to be able to serve if elected. If a director nominee is not able to serve, proxies may be voted in favor of any other person our Board may select.

### Board of Directors' Recommendation

**THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE NOMINEE FOR CLASS I DIRECTOR LISTED ABOVE.**

### Directors Continuing in Office Until 2009

Messrs. Dotzler and Erb continue to hold office until our annual meeting in 2009. For biographies of each of these individuals, please see page 7 of this Proxy Statement.

### Directors Continuing in Office Until 2010

Messrs. Malchow, Blickenstaff, and Waller continue to hold office until our annual meeting in 2010. For the biographies of each of these individuals, please see pages 6 and 7 of this Proxy Statement.

## PROPOSAL TWO—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board has selected Deloitte & Touche LLP as the independent registered public accounting firm to perform the audit of our financial statements for the fiscal year ending December 31, 2008. Deloitte & Touche audited our financial statements for 2007. Deloitte & Touche is an independent registered public accounting firm. Our Board is asking the stockholders to ratify the selection of Deloitte & Touche as our independent auditor for 2008. Although not required by law, the rules of NASDAQ, or our Company's Bylaws, our Board is submitting the selection of Deloitte & Touche to the stockholders for ratification as a matter of good corporate practice. Even if the selection is ratified, the audit committee may, in its discretion, select a different independent registered public accounting firm at any time during the year if it determines such a change would be in the best interests of our Company and our stockholders. If the stockholders fail to ratify the selection of Deloitte & Touche as our independent auditor for 2008, the audit committee will consider whether to retain that firm for the year ending December 31, 2008. A majority of the shares present in person or by proxy and entitled to vote at the 2008 Annual Meeting is required for approval of this proposal.

Representatives of Deloitte & Touche are expected to be present at the meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from our Company's stockholders.

### Board of Directors' Recommendation

**THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE AS OUR COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2008.**

### Fees Paid to Independent Auditors

The following table sets forth the fees paid to Deloitte & Touche, the member firms of Deloitte & Touche, and their respective affiliates (collectively, "D&T"):

| Service Category | 2007 | 2006 |
|---|---|---|
| Audit Fees | $642,645 | $294,420 |
| Audit-Related Fees | — | — |
| Tax Services Fees | — | — |
| All Other Fees | — | — |
| **Total** | **$642,645** | **$294,420** |

### Audit Fees

The aggregate Audit Fees billed by D&T in the years ended December 31, 2006 and 2007 included fees for services rendered for the audits of our annual financial statements, the review of quarterly financial statements during 2007 and services related to the Registration Statement filed in connection with our initial public offering.

### Pre-Approval Policy

To help ensure the independence of the independent registered public accounting firm, the audit committee has adopted a policy for the pre-approval of all audit and non-audit services to be performed for our Company by the independent registered public accounting firm, with the exception of up to $20,000 in fees, which may be approved by the audit committee Chairman alone. Pursuant to this policy and subject to this exception, all audit and non-audit services to be performed by the independent auditor during 2008 must be approved in advance by the audit committee. The audit committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented to the full audit committee at its next regularly scheduled meeting.

In the above table, in accordance with the SEC's definitions and rules, "audit fees" are fees for professional services for the audit of a company's financial statements and for services that are normally provided by the accountant in connection with other statutory and regulatory filings or engagements; "audit-related fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of a company's financial statements; "tax services fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are fees for any services not included in the first three categories.

All of the services provided by D&T described in the table above were approved by the audit committee.

## OTHER MATTERS

We are not aware of any other business to be presented at the meeting. As of the date of this proxy statement, no stockholder had advised us of the intent to present any business at the meeting. Accordingly, the only business that our Board intends to present at the meeting is as set forth in this proxy statement.

If any other matter or matters are properly brought before the meeting, the proxies will use their discretion to vote on such matters in accordance with their best judgment.

By order of the Board of Directors,

Lloyd H. Malchow

President, Chief Executive Officer and Director

Aliso Viejo, California
May 11, 2008

## APPENDIX A

## CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF SENORX, INC.

(As adopted June 19, 2006)

### PURPOSE

The purpose of the Audit Committee of the Board of Directors of SenoRx, Inc. (the "Company") shall be to:

- provide oversight of the Company's accounting and financial reporting processes and the audit of the Company's financial statements;
- assist the Board in monitoring (1) the integrity of the Company's financial statements, (2) the Company's internal accounting and financial controls, (3) the Company's compliance with legal and regulatory requirements, and (5) the independent auditor's qualifications, independence and performance; and
- provide to the Board such information and materials as it may deem necessary to make the Board aware of significant financial matters that require the attention of the Board.

The Audit Committee shall also prepare the report required by the rules of the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.

### MEMBERSHIP REQUIREMENTS

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board. Audit Committee members may be replaced by the Board. The Audit Committee will consist of at least three members of the Board. Members of the Audit Committee must meet the following criteria (as well as any additional criteria required by the Nasdaq Stock Market, Inc. Marketplace Rules (the "Nasdaq Rules") and the SEC):

- each member must be an independent director in accordance with (i) the Audit Committee requirements of the Nasdaq Rules and (ii) the rules of the SEC;
- each member must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three (3) years;
- each member must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement; and
- at least one member must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment, by virtue of such member's past employment experience in finance or accounting, requisite professional certification in finance or accounting, or any other comparable experience or background which results in such individual's financial sophistication.

The Board may designate one member of the Audit Committee as its chairperson.

### AUTHORITY AND RESPONSIBILITIES

- The Audit Committee shall appoint and oversee the work of the independent auditors, approve the compensation of the independent auditors and review and, if appropriate, discharge the independent auditors. In this regard, the independent auditors shall report directly to the Audit Committee, and the Audit Committee shall have the sole authority to approve the hiring and discharging of the independent auditors, all audit engagement fees and terms and all permissible non-audit engagements with the independent auditors.
- The Audit Committee shall pre-approve (or, where permitted under the rules of the SEC, subsequently approve) engagements of the independent auditors to render audit services and permitted non-audit services, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act of 1934, as amended (the "Exchange Act"), that are approved by the Audit Committee prior to the completion of the audit, and/or establish pre-approval policies and procedures for such engagements, provided that (i) such policies and procedures are detailed as to the particular services rendered, (ii) the Audit Committee is informed of each such service and (iii) such policies and procedures do not include delegation to management of the Audit Committee's responsibilities under the Exchange Act.

- The Audit Committee shall review the independence of the independent auditors, including (i) obtaining on a periodic basis a formal written statement from the independent auditors delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1, (ii) maintaining an active dialogue with the independent auditors, covering any disclosed relationship or services that may impair their objectivity and independence, (iii) presenting this statement to the Board and (iv) to the extent there are any such relationships, monitoring and investigating them and, if necessary, taking, or recommending to the Board that the Board take, appropriate action to oversee the independence of the outside auditors.
- The Audit Committee shall evaluate, at least annually, the independent auditors' qualifications, performance and independence, which evaluation shall include a review and evaluation of the lead partner of the independent auditors and consideration of whether there should be rotation of the lead audit partner or the auditing firm, and take appropriate action to oversee the independence of the independent auditors.
- The Audit Committee shall review, in consultation with the independent auditors, the annual audit plan and scope of audit activities and monitor such plan's progress.
- The Audit Committee shall discuss and, as appropriate, review with management and the independent auditors the Company's annual and quarterly financial statements and annual and quarterly reports on Forms 10-K and 10-Q, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," discuss with the independent auditors any other matters required to be discussed by Statement on Auditing Standards 61, and recommend to the Board whether the audited financial statements and Management's Discussion and Analysis should be included in the Company's Form 10-K or 10-Q.
- The Audit Committee shall discuss with management, the internal auditor and the independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of the Company's financial statements, including the review of (i) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company's selection or application of accounting principles; (ii) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues raised and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet arrangements, on the Company's financial statements; (iv) the type and presentation of information to be included in earnings press releases, as well as any financial information and earnings guidance to be provided to analysts and rating agencies; and (v) any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.
- The Audit Committee shall receive, review and discuss periodic reports from the independent auditors on (i) the major critical accounting policies and practices to be used; (ii) significant alternative treatments of financial information within GAAP that have been discussed with management; (iii) ramifications of the use of such alternative disclosures and treatments; (iv) any treatments preferred by the independent auditors; and (v) other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.
- The Audit Committee shall review on a regular basis with the Company's independent auditors any problems or difficulties encountered by the independent auditors in the course of any audit work, including management's response with respect thereto, any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management. The Audit Committee shall resolve any disagreements between management and the independent auditors regarding financial reporting.
- The Audit Committee shall discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.
- The Audit Committee shall discuss, in a general manner, earnings press releases and financial information and earnings guidance to be provided to analysts and rating agencies, including any proposed use of "pro forma" or "adjusted" non-GAAP information.
- The Audit Committee shall discuss guidelines and policies with respect to risk assessment and risk management.
- The Audit Committee shall discuss with the Company's general counsel legal matters that may have a material impact on the financial statements or the Company's compliance procedures.

- The Audit Committee shall review the adequacy and effectiveness of the Company's internal control policies and procedures on a regular basis, including the responsibilities, budget and staffing of the Company's audit function, as well as the need for any special audit procedures in response to material control deficiencies, through inquiry and discussions with the Company's independent auditors and management. In addition, the Audit Committee shall review the reports prepared by management, and attested to by the Company's independent auditors, assessing the adequacy and effectiveness of the Company's internal controls and procedures, prior to the inclusion of such reports in the Company's periodic filings as required under SEC rules. The Audit Committee shall review disclosures regarding the Company's internal controls that are required to be included in SEC reports.
- The Audit Committee shall establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
- The Audit Committee shall act as the Company's Qualified Legal Compliance Committee ("QLCC") for the purposes of internal and external attorney reporting under SEC rules. The Audit Committee shall establish procedures for the confidential receipt, retention and consideration of any attorney report to the QLCC.
- The Audit Committee shall review, approve and monitor the portions of the Company's code of ethics applicable to its senior financial officers.
- The Audit Committee shall review and approve in advance any proposed related party transaction.
- The Audit Committee shall oversee compliance with the SEC requirements for disclosure of auditor's services and Audit Committee member qualifications and activities.
- The Audit Committee shall review and reassess the adequacy and scope of this Charter annually and recommend any proposed changes to the Board for approval.
- At least annually, the Audit Committee shall evaluate its performance.
- The Audit Committee shall have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of (i) compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, (ii) compensation to any advisers employed by the Audit Committee and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate for carrying out its duties.
- Periodically, the Audit Committee shall meet separately with the Company's management, with the internal auditors and with the independent auditors.
- The Audit Committee may form subcommittees for any purpose that the Audit Committee deems appropriate and may delegate to such subcommittees such power and authority as the Audit Committee deems appropriate. The Audit Committee shall not delegate to a subcommittee any power or authority required by law, regulation or listing standard to be exercised by the Audit Committee as a whole.
- The Audit Committee will set its own schedule of meetings and will meet at least four times each year, with the option of holding additional meetings at such times as it deems necessary. The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.
- The Audit Committee shall perform such other functions as assigned by law, the Company's certificate of incorporation or bylaws or the Board.

## LIMITATION OF AUDIT COMMITTEE'S ROLE

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete, accurate and in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

It is recognized that the members of the Audit Committee are not full-time employees of the Company, that it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and that each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which the Audit Committee receives information and (ii) the accuracy of the financial and other information provided to the Audit Committee, in either instance absent actual knowledge to the contrary.

**COMPENSATION**

Members of the Audit Committee shall receive such fees, if any, for their service as Audit Committee members as may be determined by the Board in its sole discretion. Such fees may include retainers, per meeting fees and fees for service as Chair of the Audit Committee. Fees may be paid in such form of consideration as is determined by the Board.

Except as permitted under the applicable laws and regulations of the SEC and the Nasdaq Rules, members of the Audit Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board or any committee thereof or as a Chairman of the Board or Chair of any committee of the Board.

## APPENDIX B

## CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF SENORX, INC.

(As adopted June 19, 2006)

### PURPOSE

The purpose of the Compensation Committee of SenoRx, Inc. (the "Company") shall be to:

- provide oversight of the Company's compensation policies, plans and benefits programs;
- discharge the Board's responsibilities relating to (1) oversight of the compensation of the Company's Chief Executive Officer ("CEO") and its executive officers (including officers reporting under Section 16 of the Securities Exchange Act of 1934) and (2) the evaluation and approval of the Company's CEO and executive officer compensation plans, policies and programs; and
- administer the Company's equity compensation plans for its executive officers and employees.

The Compensation Committee shall prepare the report required by the rules of the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.

### MEMBERSHIP REQUIREMENTS

The Compensation Committee members will be appointed by, and will serve at the discretion of, the Board and Compensation Committee members may be replaced by the Board. The Compensation Committee shall consist of at least two (2) members of the Board. Members of the Compensation Committee must meet the following criteria:

- the independence requirements of the Nasdaq Stock Market, Inc. Marketplace Rules (the "Nasdaq Rules"),
- the non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended; and
- the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Board may designate one member of the Compensation Committee as its chairperson.

### AUTHORITY AND RESPONSIBILITIES

- The Compensation Committee shall review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate his or her performance in light thereof, and consider factors related to the performance of the Company in approving the compensation level of the CEO. The CEO may not be present during deliberations or voting on such matters.
- The Compensation Committee shall annually review and approve the CEO's (1) annual base salary, (2) annual incentive bonus, including the specific goals and amount, (3) equity compensation, (4) any employment agreement, severance arrangement and change in control agreement/provision, (5) any signing bonus or payment of relocation costs and (6) any other benefits, compensation or arrangements. In determining, the long-term incentive component of CEO compensation, the Compensation Committee will consider, among other things, the Company's performance and relative stockholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the Company's CEO in past years. The CEO may not be present during deliberations or voting on such matters.
- For those other executive officers identified by the Compensation Committee, the Compensation Committee shall also have authority to review annually and approve items (1) through (6) in the previous bullet.
- The Compensation Committee shall administer the Company's equity incentive plans. In its administration of the plans, the Compensation Committee may, pursuant to authority delegated by the Board, (i) grant stock options or stock purchase rights to individuals eligible for such grants (including grants to individuals subject to Section 16 of the Securities Exchange Act of 1934 in compliance with Rule 16b-3 promulgated thereunder) and in accordance with procedures and guidelines as may be established by the Board and (ii) amend such stock options or stock purchase rights. The Compensation Committee shall also make recommendations to the Board with respect to amendments to the plans and changes in the number of shares reserved for issuance thereunder.

- The Compensation Committee shall provide oversight of the Company's overall compensation plans and benefits programs by reviewing management reports with respect thereto on at least an annual basis. The Compensation Committee shall also make recommendations to the Board with respect to improvements or changes to such plans or the adoption of new plans when appropriate.
- The Compensation Committee may form subcommittees for any purpose that the Compensation Committee deems appropriate and may delegate to such subcommittees such power and authority as the Compensation Committee deems appropriate. Specifically, at its discretion, the Compensation Committee shall have the authority to designate a Non-Officer Stock Option Committee with the authority to grant options or stock purchase rights to non-officer employees of the Company within guidelines established by the Compensation Committee from time to time. Such committee shall consist of a minimum of one (1) member of the Company's Board, who may be the Chief Executive Officer. If designated, the Non-Officer Stock Option Committee will establish its own schedule and maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.
- The Compensation Committee shall make regular reports to the Board.
- The Compensation Committee shall review and reassess the adequacy of this Charter periodically and recommend any proposed changes to the Board for approval.
- The Compensation Committee shall annually review its own performance.
- The Compensation Committee shall have the sole authority to retain and terminate any compensation consultant to be used by the Company to assist in the evaluation of CEO or executive officer compensation and shall have sole authority to approve the consultant's fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, compensation, accounting or other advisors.
- The Compensation Committee will set its own schedule of meetings and will meet at least quarterly, with the option of holding additional meetings at such times as it deems necessary. The Compensation Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.
- The Compensation Committee shall perform such other functions as assigned by law, the Company's certificate of incorporation or bylaws or the Board.

## COMPENSATION

Members of the Compensation Committee shall receive such fees, if any, for their service as Compensation Committee members as may be determined by the Board in its sole discretion. Such fees may include retainers, per meeting fees and fees for service as Chair of the Compensation Committee. Fees may be paid in such form of consideration as is determined by the Board.

Except as permitted under the applicable laws and regulations of the SEC and the Nasdaq Rules, members of the Compensation Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board or any committee thereof or as a Chairman of the Board or Chair of any committee of the Board.

## BOARD OF DIRECTORS

**Lloyd H. Malchow**
President and Chief Executive Officer

**Kim D. Blickenstaff**
Chief Executive Officer, Tandem Diabetes Care

**Vickie L. Capps**
Executive Vice President and Chief Financial Officer, DJO Incorporated

**Frederick J. Dotzler**
Managing Director, De Novo Ventures

**John L. Erb**
Chief Executive Officer, Cardia Access, Inc.

**Jesse Treu**
Managing Member, Domain Associates, L.L.C.

**Gregory D. Waller**
Chief Financial Officer, Universal Building Products

## MANAGEMENT TEAM

**Lloyd H. Malchow**
President and Chief Executive Officer

**Kevin J. Cousins**
Chief Financial Officer and Vice President, Finance

**Paul Lubock**
Chief Technology Officer

**William F. Gearhart**
Vice President, Sales and Marketing

**Eben S. Gordon**
Vice President, Regulatory Affairs and Quality Assurance

## SHAREHOLDERS' REFERENCE

**Corporate Headquarters**
11 Columbia
Aliso Viejo, California 92656

**Independent Registered Public Accounting Firm**
Deloitte & Touche LLP
Costa Mesa, California

**Corporate Legal Counsel**
Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, California

**Stock Transfer Agent**
Computershare Trust Company N.A.
350 Indiana St., Suite 800
Golden, Colorado 80401
303-262-0600

**Investor Contact**
Lila Churney
Director, Investor Relations
lchurney@senorx.com
949-362-4800 x132

**Annual Meeting of Stockholders**
The annual meeting of stockholders will be held at 10:00 a.m. PST on Thursday, June 5, 2008, at SenoRx's corporate headquarters located at 11 Columbia, Aliso Viejo, CA 92656.

**Annual Report of Form 10-K**
Our Form 10-K was filed with the Securities and Exchange Commission on March 21, 2008. For additional copies of this report, Form 10-K, or other financial information, please visit the Investor Relations page on our website at: www.senorx.com or write to Investor Relations at:

SenoRx, Inc.
11 Columbia
Aliso Viejo, CA 92656

**Stock Listing**
Our Common Stock trades on the NASDAQ Global Market under the symbol "SENO."

**Trademarks**
SenoRx, EnCor, GelMark, GelMark Ultra, GelMark UltraCor, SenoMark, SenoCor 360, Easy Guide and Shape Select are registered trademarks of SenoRx, Inc. in the United States and other countries. UltraCor, Contura, SenoSonix, VisiLoc and Tri-Concave are trademarks of SenoRx, Inc.

SENORX | INNOVATIVE BREAST CARE AT EVERY STEP

**Corporate Headquarters**

SenoRx, Inc.
11 Columbia
Aliso Viejo, CA 92656
Tel: 949-362-4800
Fax: 949-362-3519
www.senorx.com
NASDAQ: SENO

END